     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 13, 1999.


                                                      REGISTRATION NO. 333-64707
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          THE MIIX GROUP, INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               TWO PRINCESS ROAD
                        LAWRENCEVILLE, NEW JERSEY 08648
                                 (609) 896-2404
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                DANIEL GOLDBERG
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          THE MIIX GROUP, INCORPORATED
                               TWO PRINCESS ROAD
                            LAWRENCEVILLE, NJ 08648
                           (609) 896-2404, EXT. 1274
 (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH COPIES TO:

               JAMES J. MARINO, ESQ.                              ALLAN G. SPERLING, ESQ.
            CHRISTOPHER G. KARRAS, ESQ.                     CLEARY, GOTTLIEB, STEEN & HAMILTON
              DECHERT PRICE & RHOADS                                 ONE LIBERTY PLAZA
                  997 LENOX DRIVE                                   NEW YORK, NY 10006
              BUILDING #3, SUITE 210                                  (212) 225-2260
              LAWRENCEVILLE, NJ 08648
                  (609) 620-3200

                            ------------------------


                        CALCULATION OF REGISTRATION FEE



---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                                 PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF          AMOUNTS TO BE        PROPOSED OFFERING          AGGREGATE              AMOUNT OF
  SECURITIES TO BE REGISTERED       REGISTERED(1)         PRICE PER SHARE       OFFERING PRICE(2)     REGISTRATION FEE(3)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
  $.01 per share...............       3,450,000                $13.00              $44,850,000              $12,469
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------



(1) Includes 450,000 shares that the underwriters have the option to purchase solely to cover over-allotments.



(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.



(3) The registration fee was previously paid.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 13, 1999

PROSPECTUS

                                3,000,000 SHARES
                                                    THE MIIX GROUP, INCORPORATED
[MIIX GROUP LOGO]
                                  COMMON STOCK
                               ------------------

     All of the shares (the "Shares") of common stock, par value $.01 per share ("Common Stock"), offered hereby are being sold by The MIIX Group, Incorporated ("The MIIX Group").


     The Shares will be issued concurrently with the distribution of shares of Common Stock pursuant to a plan of reorganization (the "Plan of Reorganization," and together with the transactions contemplated thereby, the "Reorganization") pursuant to which the Medical Inter-Insurance Exchange of New Jersey, a New Jersey reciprocal insurer (the "Exchange"), will reorganize as a stock insurer and become a wholly owned subsidiary of The MIIX Group. In connection with the Reorganization, up to 12,025,000 shares of Common Stock will be issued to eligible current and former members of the Exchange. See "The Reorganization." The consummation of the offering made hereby (the "Offering") is conditioned on the consummation of the Reorganization. This Prospectus relates solely to the Offering and does not constitute an offer to sell, or a solicitation of an offer to buy, Common Stock in the Reorganization. Common Stock offered pursuant to the Reorganization was offered only by means of a separate prospectus.


     Prior to the Offering, there has been no public market for the Common Stock. It is anticipated that the initial public offering price (the "Offering Price") will be between $12.00 and $14.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.


     At The MIIX Group's request, the Underwriters have reserved up to 90,000 shares of Common Stock for sale at the Offering Price to The MIIX Group's officers and employees. See "Underwriting."


     The Common Stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange (the "NYSE") under the symbol "MHU."


     SEE "RISK FACTORS" COMMENCING ON PAGE 13 HEREIN FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                PRICE TO                  UNDERWRITING                PROCEEDS TO
                                                 PUBLIC                     DISCOUNT               THE MIIX GROUP(1)
------------------------------------------------------------------------------------------------------------------------
Per Share                                          $                           $                           $
                                         ------------------------------------------------------------------------------
Total(2)                                           $                           $                           $
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) Before deducting expenses of the Offering payable by The MIIX Group, estimated to be approximately $1,000,000.

(2) The MIIX Group has granted to the Underwriters an option, exercisable within 30 days after the date hereof, to purchase up to an aggregate of 450,000 additional shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting
    Discount, and Proceeds to The MIIX Group will be $          , $          and
    $          , respectively. See "Underwriting."

     The Shares are offered subject to receipt and acceptance by the Underwriters, to prior sale, and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel, or modify the offer without notice. It is expected that delivery of the Shares will be made at the offices of
            , or through the facilities of The Depository Trust Company, on or
about             , 1999.
                               ------------------
FIRST UNION CAPITAL MARKETS CORP.
                     FRIEDMAN BILLINGS RAMSEY
                                                    HOEFER & ARNETT INCORPORATED
              , 1999

     FOR NORTH CAROLINA INVESTORS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

     STATE INSURANCE HOLDING COMPANY LAWS AND REGULATIONS APPLICABLE TO THE MIIX GROUP IN GENERAL PROVIDE THAT NO PERSON MAY ACQUIRE CONTROL OF THE MIIX GROUP, AND THUS INDIRECT CONTROL OF ITS INSURANCE SUBSIDIARIES, UNLESS SUCH PERSON HAS PROVIDED CERTAIN REQUIRED INFORMATION TO, AND SUCH ACQUISITION IS APPROVED (OR NOT DISAPPROVED) BY, THE APPROPRIATE INSURANCE REGULATORY AUTHORITIES. GENERALLY, ANY PERSON ACQUIRING BENEFICIAL OWNERSHIP OF 10% OR MORE OF THE COMMON STOCK WOULD BE PRESUMED TO HAVE ACQUIRED SUCH CONTROL, UNLESS THE APPROPRIATE INSURANCE REGULATORY AUTHORITIES UPON ADVANCE APPLICATION DETERMINE OTHERWISE.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY OVER-ALLOTMENT, ENTERING INTO STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     THIS PROSPECTUS RELATES SOLELY TO THE OFFERING AND DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, COMMON STOCK PURSUANT TO THE REORGANIZATION. COMMON STOCK OFFERED PURSUANT TO THE REORGANIZATION IS OFFERED ONLY BY MEANS OF A SEPARATE PROSPECTUS.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Discussions concerning such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as the Prospectus generally. These forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to the products and future economic performance of the Company (as defined under "Prospectus Summary" below). The forward-looking statements set forth in this Prospectus include or relate to, but are not limited to: (i) the Company having sufficient liquidity and working capital; (ii) the Company's strategy to seek consistent profitable growth; (iii) the Company's ability to increase its market share;
(iv) the Company's ability to diversify its product lines; (v) the Company's ability to expand into additional states; (vi) the Company's avoidance of any material loss on collection of reinsurance recoverables; and (vii) the continued adequacy of the Company's loss and LAE reserves.

     The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on assumptions that the Company will competitively price and market its insurance products, appropriately reserve for losses and LAE and successfully handle claims; that competitive conditions will not change materially or adversely; that demand for the Company's products will be strong; that the market will accept the Company's new products and services; that the Company will retain existing agents and key management personnel; that the Company's reinsurers will remain solvent; and that there will be no material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. Budgeting, reserving and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause the Company to alter its marketing, capital expenditures or other budgets, which may in turn affect the Company's results of operations. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus. Financial data and ratios set forth in this Prospectus have been presented in accordance with generally accepted accounting principles ("GAAP"), unless otherwise indicated. Except as otherwise specified, all information in this Prospectus assumes that the over-allotment option granted in connection with the Offering is not exercised. See "Glossary of Selected Insurance Terms" and "Glossary of Reorganization Terms" for definitions of certain terms used in this Prospectus.

     As explained below, New Jersey State Medical Underwriters, Inc., a New Jersey corporation (the "Attorney-in-Fact"), carries out all the Exchange's operations pursuant to a management agreement. Upon the consummation of the Reorganization, the assets and liabilities of the Exchange (except for the Common Stock and cash to be distributed in the Reorganization) will be assumed by MIIX Insurance Company, a newly formed New Jersey stock insurer ("MIIX Insurance"), and MIIX Insurance and the Attorney-in-Fact will become wholly-owned subsidiaries of The MIIX Group. Therefore, for purposes of discussing business, strategies, risk factors, and other operational issues, throughout this Prospectus, the term "Company" refers (i) at all times prior to the closing date of the Reorganization (the "Closing Date"), to the Exchange and its subsidiaries and the Attorney-in-Fact and its subsidiaries, collectively, and (ii) at all times after the Closing Date, to The MIIX Group and its subsidiaries. However, the Exchange and the Attorney-in-Fact are currently distinct entities. When discussing historical financial information, throughout this Prospectus, the term "Company" includes the Exchange and its subsidiaries but excludes the Attorney-in-Fact and its subsidiaries. The historical financial results of the Attorney-in-Fact are not significant in relation to the historical financial results of the Exchange.


     For purposes of this Prospectus, the term "Insurance Subsidiaries" refers, at all times prior to the Closing Date, to Lawrenceville Property and Casualty Co., Inc. ("LP&C"), MIIX Insurance Company of New York ("MIIX New York") and Lawrenceville Re, Ltd. ("Lawrenceville Re") and, at all times on or after the Closing Date, to MIIX Insurance, LP&C, Lawrenceville Re and MIIX New York. The structure of the Company before and after the Reorganization is set forth on page 9.


                                  THE COMPANY


     Based on direct premiums written in 1998, the Company is the leading provider of medical professional liability insurance in New Jersey and is ranked 8th among medical professional liability insurers in the United States. The Company currently insures approximately 16,300 physicians and other medical professionals who practice alone, in medical groups, clinics or in other health care organizations. The Company also insures more than 200 hospitals, extended care facilities, health maintenance organizations ("HMOs") and other managed care organizations (collectively, "health care institutions"). The Company's business has historically been concentrated in New Jersey but has expanded to other states in recent years. The Company currently writes policies in 21 states and the District of Columbia. In 1998, approximately 50% of the Company's total direct premiums written were generated outside of New Jersey. For the three months ended March 31, 1999, approximately 23% of the Company's total direct premiums written were generated outside of New Jersey. Because a large portion of the Company's policies written outside of New Jersey are scheduled to renew during the remainder of 1999, the Company expects that the percentage of its total direct premiums written outside of New Jersey in 1999 will more closely approximate the percentage for 1998 (approximately 50%) rather than the percentage for the first quarter of 1999 (approximately 23%). In addition to the Company's medical malpractice insurance operations, the Company also offers a broad range of complementary insurance products to its insureds and operates several fee-based consulting and other businesses.


     Medical professional liability insurance, also known as medical malpractice insurance, insures the physician, other medical professional or health care institution against liabilities arising from the rendering of, or failure to render, professional medical services. Under the typical medical professional liability policy, the insurer also is obligated to defend the insured against alleged claims.

     In 1998, total medical professional liability direct premiums written in the United States were approximately $6.0 billion, according to data compiled by A.M. Best Company, Inc. ("A.M. Best"), an insurance rating agency, and in New Jersey were approximately $273.4 million, according to data compiled by OneSource Information Services, Inc. ("OneSource"), an online data service. The Company's market share of such direct premiums written was 3.8% in the United States according to data compiled by A.M. Best and 41% in New Jersey according to data compiled by OneSource. In 1998, medical malpractice insurance accounted for approximately 97% of the Company's direct premiums written.



     The Company had total revenues and net income of $264.9 million and $29.7 million, respectively, for 1998 and $62.6 million and $4.6 million, respectively, for the three months ended March 31, 1999. As of March 31, 1999, the Company had total assets of $1.8 billion and total equity of $317.4 million.


                               BUSINESS STRATEGY

     The Company has adopted a strategy that it believes will allow it to compete effectively and create long-term growth. To maximize the strategy's effectiveness, the Company has adopted the Plan of Reorganization to convert from a reciprocal insurer to a stock insurer, which will provide the Company with greater flexibility and access to capital. See "-- The Reorganization and Distribution." The Company's strategy is to:

     - continue to expand geographically by increasing the number of states in which the Company writes policies;

     - enhance product offerings to facilitate "one-stop shopping" for the Company's extensive customer base;

     - expand distribution channels;

     - maintain underwriting discipline to seek to assure that profitability, rather than premium volume, is emphasized;

     - take advantage of strategic acquisition opportunities; and

     - maintain the Company's historically close relationship with the medical community.

This strategy is designed to capitalize on the Company's strengths that have enabled it to achieve its current market position, including (i) its experience with, commitment to and focus on medical professional liability insurance, (ii) its history of providing a stable premium environment to its customers, (iii) the high level of service it delivers to insureds, including the aggressive defense of claims on their behalf, (iv) its "A (Excellent)" rating by A.M. Best,
(v) its capacity on a per insured basis, (vi) its ability to customize product features and programs to fit the needs of different customers and (vii) its close relationship with the medical community.


     Expand Geographically. From its inception in 1977 through 1990, all of the Company's business was written in New Jersey. In 1991, the Company began to write business in Pennsylvania and in 1996 began its expansion to other states. Since 1996, the Company has expanded its operations significantly and currently writes policies in 21 states and the District of Columbia. As a result of this expansion, the proportion of the Company's direct business written in states other than New Jersey has grown from approximately 11% in 1996 to 50% in 1998. See "-- The Company". In order to facilitate continued geographic expansion, the Company is in the process of obtaining authority to write medical professional liability policies in 10 other states. Over time, the Company intends to become licensed to write insurance in all 50 states, although the Company may choose not to write insurance in certain states based on market or regulatory conditions.


     Enhance Product Offerings. In addition to its core medical professional liability insurance products, the Company has developed other products and services for health care institutions. Additional products currently offered include comprehensive liability coverage for medical offices, directors and officers, managed care errors and omissions, employment practices, fiduciary, property and worker's compensation. Most of these coverages are underwritten by the Company; several products are marketed by the Company and underwritten by other insurance carriers with which the Company has developed strategic alliances. The Company has also introduced the option for large health care institutions to purchase excess insurance coverage on a multi-year basis for a guaranteed prepaid premium. The Company intends to continue to increase the number of products it offers to its customer base in order to be able to provide them with a full range of coverages.

     Expand Distribution Channels. The Company has traditionally written insurance on a direct basis in New Jersey. In connection with the Company's expansion outside New Jersey, the Company has increasingly utilized brokers and agents. In 1998, 63% of the Company's direct premiums written were generated through independent brokers and agents. By increasing its use of this distribution channel, the Company will be better positioned to achieve growth. In order to expand its distribution channels further, the Company intends to develop additional relationships with selected brokers and agents who have demonstrated expertise in the medical malpractice insurance market.

     Maintain Underwriting Discipline. The Company's experience with, commitment to and focus on medical professional liability insurance for over 20 years has allowed it to develop strong knowledge of the market and to build an extensive database of medical malpractice claims experience. The Company takes advantage of this specialized expertise in medical professional liability insurance to set premiums that it believes are appropriate for exposures being insured. As the Company expands its business, the Company intends to maintain underwriting discipline and emphasize profitability over premium growth.

     Take Advantage of Strategic Acquisition Opportunities. The Company believes that the Reorganization will better position the Company to make strategic acquisitions by providing greater access to capital as a source of financing and creating an attractive stock acquisition currency. The Company believes that consolidation will continue in the medical professional liability insurance industry and that opportunities to make a strategic acquisition may arise, thus providing an effective way to expand the Company's business, product offerings and geographic scope.

     Maintain Close Relationship with the Medical Community. Since its founding in 1977, the Company has maintained a close relationship with the medical community. In addition to the active involvement of practicing physicians on several of the Company's advisory committees, the Company and the medical professional liability insurance that it offers have the endorsements of different medical associations. The Company will continue to utilize practicing physicians on advisory committees to provide management with input on medical practice patterns, claims, customer needs and other relevant matters. In addition, the Company will endeavor to maintain its endorsements.

     The Company's principal executive offices are located at Two Princess Road, Lawrenceville, New Jersey 08648. The telephone number of the Company's principal executive offices is (609) 896-2404.

                          OVERVIEW OF THE TRANSACTIONS

     The Company is contemplating two different transactions -- the Reorganization and the Offering.

     - Reorganization. Pursuant to the Plan of Reorganization, the Exchange will reorganize from a reciprocal insurer to a stock corporation. When the Reorganization is consummated, Distributees (as defined in the "Glossary of Reorganization Terms") will receive Common Stock or, in certain cases, cash. The Reorganization will not be consummated unless several conditions precedent are satisfied. See "-- The Reorganization and Distribution."

     - Offering. The Offering is made by this Prospectus. The Company intends to consummate the Reorganization and the Offering simultaneously; however, the Reorganization could be consummated without the Offering being consummated.

     These transactions are described in greater detail below.

                      THE REORGANIZATION AND DISTRIBUTION

     The Exchange is currently organized as a New Jersey reciprocal insurer, and accordingly has no stockholders. Since the Exchange's inception, the business of the Exchange has been managed by the

Attorney-in-Fact, which is a wholly owned subsidiary of the Medical Society of New Jersey (the "Medical Society"), under the supervision of the Board of Governors of the Exchange (the "Board of Governors"). On October 15, 1997, the Board of Governors adopted the Plan of Reorganization. The Plan of Reorganization was approved by Members (as defined in the Glossary of Reorganization Terms) of the Exchange at a special meeting held on March 17, 1999. The key components of the Plan of Reorganization are set forth below.

     - The Exchange has formed a new subsidiary, The MIIX Group. The purpose of The MIIX Group is to act, when the Reorganization is consummated, as a holding company for MIIX Insurance and the Exchange's other subsidiaries, and for the Attorney-in-Fact and its subsidiaries. The MIIX Group is the entity that will issue Common Stock in the Reorganization and the Offering.

     - The MIIX Group has formed a new subsidiary, MIIX Insurance. MIIX Insurance was formed to assume, when the Reorganization is consummated, all of the Exchange's assets and liabilities (except for the Common Stock and cash to be distributed pursuant to the Reorganization), including insurance policies written by the Exchange. After consummation of the Reorganization, MIIX Insurance will continue the Exchange's business of writing insurance policies and the Exchange will be dissolved. In consideration of the foregoing assignments by the Exchange to MIIX Insurance, The MIIX Group will issue the Reorganization Shares (as defined below) to the Exchange.

     - The MIIX Group will acquire the Attorney-in-Fact from the Medical Society for $11 million worth of Common Stock and $100,000 in cash.


     - When the Exchange is dissolved, up to 12,025,000 shares of Common Stock (the "Reorganization Shares") will be distributed to the Distributees. The distribution of the Reorganization Shares is registered under a separate registration statement.



       - Each Distributee will be allocated approximately .0341 Reorganization Shares for each dollar of direct premiums, less return premiums, paid by such Distributee to the Exchange during the three years prior to October 15, 1997.


       - If a Distributee is allocated fewer than 100 shares of Common Stock, or if such Distributee's address as shown on the records of the Exchange is outside the United States or is an address to which mail is undeliverable, such Distributee will receive cash in lieu of Common Stock. Distributees who receive cash in lieu of Common Stock will receive an amount of cash equal to the product of (i) the number of shares of Common Stock which they would otherwise be entitled to receive and (ii) the Conversion Value. The "Conversion Value" means either (i) the price at which the Common Stock is offered to the public in the event the Offering is consummated simultaneously with the Reorganization, or (ii) if the Offering is not so consummated, then the economic value of the Common Stock as determined in good faith by the Board of Governors. If a Distributee's address as shown on the records of the Exchange is an address to which mail is undeliverable, the Company will hold such Distributee's cash distribution and will endeavor to contact such Distributee using any other information in the Company's possession. If the Company is unable to contact such Distributee, the Company will continue to hold the cash for the Distributee, subject to any escheat laws that may apply.


       - To the extent that a Distributee receives cash in lieu of Common Stock, the Common Stock otherwise distributable to such Distributee will not be distributed to other Distributees. In addition, although the Plan of Reorganization originally provided for the issuance of up to 12,000,000 shares of Common Stock to Distributees, on May 24, 1999 the Commissioner (the "Commissioner") of the New Jersey Department of Banking and Insurance (the "New Jersey Department") approved the issuance of up to an additional 25,000 shares of Common Stock in order to accommodate any Distributees inadvertently omitted from the Company's original share allocation estimates. The Company currently expects that 18,581 of such 25,000 Reorganization Shares will be allocated to such Distributees, and that cash will be distributed in lieu of 44 of such Reorganization Shares. Thus, fewer than 12,025,000 shares of Common Stock will be distributed to the Distributees pursuant to the Reorganization. The Company currently estimates that approximately 11,917,000 shares of Common Stock will be distributed to the Distributees pursuant to the Reorganization. Assuming that the Conversion Value is equal to $13.00, approximately $1.3 million will be distributed to Distributees in lieu of Common Stock. Cash payments will be made from the Company's existing cash reserves.

     Thus, when the Reorganization is consummated, (i) the Exchange will be dissolved, (ii) the Distributees will receive Common Stock or cash, (iii) MIIX Insurance will assume the assets and liabilities of the Exchange (except for the Common Stock and cash to be distributed pursuant to the Reorganization), and
(iv) The MIIX Group will be the holding company for MIIX Insurance and the other subsidiaries of the Exchange, and for the Attorney-in-Fact and its subsidiaries. These steps will occur simultaneously and are described in greater detail below under "The Reorganization."

     Set forth below is an illustration of the Company's structure both before and after the proposed Reorganization and Offering:
                             [REORGANIZATION CHART]
---------------
 * Includes LP&C and MIIX New York.
** Includes Hamilton National Leasing Corporation, Pegasus Advisors, Inc., MIIX
   Healthcare Group, Inc., Lawrenceville Re, Ltd. and certain other subsidiaries.

     On March 5, 1998, the Commissioner approved the Plan of Reorganization, subject to two conditions. See "-- Regulatory Approvals." The consummation of the Reorganization is also subject to certain other conditions precedent. See "The Reorganization -- Conditions to Consummation of the Reorganization."


                                  THE OFFERING

     Concurrently with the consummation of the Reorganization on the Closing Date, but as a separate transaction, The MIIX Group intends to issue and sell Common Stock through the Offering. The consummation of the Offering is conditioned on the consummation of the Reorganization. However, the consummation of the Reorganization is not conditioned on the consummation of the Offering.

     Set forth below is a summary of certain terms of the Offering.

Common Stock Offered by the
  Company Pursuant to the
  Offering....................   3,000,000 Shares.


Common Stock to be Outstanding
  Immediately After the
  Reorganization and the
  Offering....................   Approximately 16,062,770 shares. (Assumes that
                                 (i) 3,000,000 shares of Common Stock are issued in connection with the Offering, (ii)
                                 11,917,000 shares of Common Stock are issued to Distributees in connection with the
                                 Reorganization, (iii) $11 million worth of Common Stock, or approximately 846,154 shares based on an assumed Offering Price of $13.00 per share, are issued to the Medical Society in connection with the purchase of the Attorney-in-Fact, (iv) 299,616 shares of Common
                                 Stock are sold to certain members of the Company's management pursuant to the Stock
                                 Purchase and Loan Agreements (as defined below) and (v) the Underwriters do not exercise their over-allotment option. Based on these assumptions, after the consummation of the Reorganization and the Offering, (i)
                                 Distributees will own approximately 74%, (ii) purchasers in the Offering will own approximately 19%, (iv) management will own approximately 2% and (v) the Medical Society will own approximately 5%, of the outstanding
                                 Common Stock.)


Voting Rights.................   The Common Stock has one vote per share. For a
                                 description of the rights of holders of Common
                                 Stock, see "Description of Capital Stock."

Market for the Common Stock...   The Company has received approval, subject to
                                 official notice of issuance, to have the Common
                                 Stock listed on the NYSE under the symbol
                                 "MHU." Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active and liquid market for the Common Stock will develop in the foreseeable future. Even if a market develops, there can be no assurance that after completion of the Offering, stockholders will be able to sell their shares at or above the price for which they purchased Common Stock in the Offering.

Use of Proceeds...............   The net proceeds of the Offering will be used
                                 for general corporate purposes which may include, without limitation, capitalizing the
                                 Company's subsidiaries in order to support their continued growth and for financing potential acquisitions.

Dividend Policy...............   The MIIX Group currently intends to pay regular
                                 quarterly cash dividends. The MIIX Group initially expects to pay a quarterly cash dividend of $.05 per share commencing with the first full calendar quarter following the Closing Date. The declaration and payment of dividends to holders of Common Stock will be at the discretion of The MIIX Group Board of Directors ("The MIIX Group Board") and will depend upon the Company's financial condition, results of operations, cash requirements, future prospects, regulatory restrictions on the payment of dividends to The MIIX Group by the Insurance Subsidiaries and other factors deemed relevant by The MIIX Group Board. There can be no assurance that The MIIX Group will declare and pay any dividends. See
                                 "Management's Discussion and Analysis of
                                 Financial Condition and Results of
                                 Operations -- Liquidity and Capital Resources."

NYSE Symbol...................   "MHU."

                                  RISK FACTORS


     Potential investors should carefully consider the factors set forth herein under "Risk Factors" commencing on page 13, as well as other information contained in this Prospectus.


                              REGULATORY APPROVALS

     The consummation of the Reorganization requires the approval of the Commissioner. This approval was granted on March 5, 1998, subject to two conditions. First, the Commissioner must approve the formation of MIIX Insurance. This approval was obtained on August 3, 1998. Second, the Reorganization must be approved by the affirmative vote of not less than two-thirds of those Members voting in person or by proxy. This approval was obtained on March 17, 1999. On January 14, 1999, the New Jersey Department approved an amendment to the Plan of Reorganization extending the time for its consummation to September 5, 1999.


     Pursuant to the Plan of Reorganization, MIIX Insurance is to assume all the assets of the Exchange (except for the Common Stock and cash to be distributed in the Reorganization). However, insurance licenses cannot be transferred. Accordingly, MIIX Insurance must obtain regulatory approval to become an admitted carrier in each of the eight states other than New Jersey in which the Exchange is currently licensed. These states are Connecticut, Delaware, Maryland, Michigan, Pennsylvania, Vermont and West Virginia. MIIX Insurance has obtained such approval in all these states except Kentucky. These states (except Michigan) must also approve MIIX Insurance's rates, rules and policy forms, which the Company expects initially will be a continuation of those currently used by the Exchange. Delaware, Pennsylvania, Vermont and West Virginia have approved MIIX Insurance's use of the rates, rules and policy forms previously used by the Exchange, other than one new form for which applications are currently pending. In addition, Virginia, which is LP&C's state of domicile, must approve the change in LP&C's ultimate parent from the Exchange to The MIIX Group, and New York, which is MIIX New York's state of domicile, must approve the change in the ultimate parent of MIIX New York from the Exchange to The MIIX Group. Such approval has been obtained in Virginia. See
"Business -- Regulation." Finally, Connecticut, Delaware and West Virginia approvals and the consent of the reinsurers will be required in connection with the assignment to MIIX Insurance of the various reinsurance agreements under which the Exchange cedes risk. See "The Reorganization -- Transfer of Assets and Liabilities to MIIX Insurance." Such approval has been obtained in Delaware and West Virginia. All necessary reinsurer consents have been obtained. Other miscellaneous approvals may be required in a number of states.

                      SUMMARY FINANCIAL AND OPERATING DATA


     The following table sets forth selected consolidated financial and operating data for the Company. The income statement data set forth below for each of the years in the four year period ended December 31, 1998 and the balance sheet data as of December 31, 1998, 1997 and 1996 are derived from the consolidated financial statements of the Company audited by Ernst & Young LLP, independent auditors. The income statement data for the year ended 1994 and the three months ended March 31, 1998 and 1999, and the balance sheet data as of December 31, 1994 and 1995 and as of March 31, 1998 and 1999, are derived from unaudited consolidated financial statements of the Company which management believes incorporate all of the adjustments necessary for the fair presentation of the financial condition and results of operations for such periods. All selected financial data are presented in accordance with GAAP, except for the item entitled "statutory surplus," which is presented in accordance with Statutory Accounting Principles ("SAP"). See "Glossary of Selected Insurance Terms." The statutory surplus amounts are derived from the audited statutory financial statements of the Company and, in the opinion of management, fairly reflect the specified data for the periods presented. The information set forth below should be read in conjunction with, and is qualified by reference to, the Company's financial statements and related notes thereto included elsewhere herein.



                                                                                                           FOR THE THREE MONTHS
                                                    FOR THE YEAR ENDED DECEMBER 31,                          ENDED MARCH 31,
                                   ------------------------------------------------------------------    ------------------------
                                      1994          1995          1996          1997          1998          1998          1999
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Direct premiums written........  $  127,647    $  137,291    $  143,218    $  162,430    $  230,314    $  143,521    $  141,463
                                   ==========    ==========    ==========    ==========    ==========    ==========    ==========
  Net premiums earned............  $   85,992    $  105,256    $  107,887    $  123,330    $  162,501    $   35,817    $   45,581
  Net investment income..........      47,765        51,896        49,135        53,892        65,107        14,803        17,387
  Realized investment gains
    (losses).....................     (11,030)       13,149         5,832        10,296        36,390         1,441          (504)
  Other revenue..................       2,385         2,807         3,164         2,884           891           307           159
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
    Total revenues...............     125,112       173,108       166,018       190,402       264,889        52,368        62,623
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
  Losses and loss adjustment
    expenses.....................      55,687       107,889       110,593       120,496       155,868        36,050        43,043
  Underwriting expenses..........      12,777        14,743        17,553        25,415        42,063         8,194         9,319
  Funds held charges.............       4,669         6,996        10,273        13,361        13,420         4,125         4,256
  Impairment of capitalized
    system development costs.....          --            --            --            --        12,656            --            --
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
    Total expenses...............      73,133       129,628       138,419       159,272       224,007        48,369        56,618
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
  Income before income taxes.....      51,979        43,480        27,599        31,130        40,882         3,999         6,005
  Income tax expense.............      16,327        11,402        10,004         2,006        11,154           538         1,399
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
    Net income...................  $   35,652    $   32,078    $   17,595    $   29,124    $   29,728    $    3,461    $    4,606
                                   ==========    ==========    ==========    ==========    ==========    ==========    ==========
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Total investments..............  $  788,465    $  895,146    $  916,330    $1,026,971    $1,165,698    $1,086,890    $1,284,096
  Total assets...................   1,014,664     1,173,681     1,295,441     1,446,559     1,674,262     1,576,762     1,823,702
  Total liabilities..............     827,659       919,050     1,033,129     1,136,585     1,351,419     1,265,419     1,506,322
  Total equity...................     187,005       254,631       262,312       309,974       322,843       311,343       317,380
ADDITIONAL DATA:
GAAP ratios:
  Loss ratio.....................        64.8%        102.5%        102.5%         97.7%         95.9%        100.7%         94.4%
  Expense ratio..................        14.9%         14.0%         16.3%         20.6%         25.9%         22.9%         20.4%
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
  Combined ratio.................        79.7%        116.5%        118.8%        118.3%        121.8%        123.6%        114.8%
                                   ==========    ==========    ==========    ==========    ==========    ==========    ==========
Statutory surplus................  $  156,246    $  184,651    $  208,478    $  242,395    $  253,166    $  248,959    $  253,090
                                   ==========    ==========    ==========    ==========    ==========    ==========    ==========
Earnings per share (pro
  forma)(1)......................                                                          $     2.47                  $     0.38
                                                                                           ==========                  ==========


---------------

(1) Gives effect to the assumed aggregate issuance of approximately 12,025,000 shares of Common Stock to Distributees. Does not give effect to the sale of Common Stock in the Offering, to the issuance of Common Stock to the Medical Society in connection with the acquisition of the Attorney-in-Fact, or to the sale of Common Stock to certain officers of the Company pursuant to the Stock Purchase and Loan Agreements. See "Executive Compensation -- Stock Purchase and Loan Agreements."

                                  RISK FACTORS

     The following risk factors, in addition to other information set forth in this Prospectus, should be carefully considered by potential investors in making an investment decision regarding the Common Stock.

CONCENTRATION OF BUSINESS

     Substantially all of the Company's direct premiums written are generated from medical malpractice insurance policies issued to physicians, medical groups and health care entities. As a result, negative developments in the economic, competitive, or regulatory conditions affecting the medical malpractice insurance industry, particularly as such developments might affect medical malpractice insurance for physicians, could have a material adverse effect on the Company's financial condition and results of operations.


     In 1998, approximately 50% of the Company's 1998 direct premiums were written in New Jersey. For the three months ended March 31, 1999, approximately 77% of the Company's 1999 direct premiums were written in New Jersey. See "Prospectus Summary -- The Company." The revenues and profitability of the Company are therefore subject to prevailing regulatory, economic, competitive and other conditions in New Jersey. See "-- Competition" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Results of Operations."


     There can be no assurance that the Company will be successful in implementing its strategy to expand and diversify its geographic market. See "-- Expansion into New Markets."

MEDICAL MALPRACTICE INSURANCE INDUSTRY FACTORS

     Many factors influence the financial results of the medical malpractice insurance industry, some of which are beyond the control of the Company and can adversely affect the Company's results of operations. These factors include, among other things, (i) aggressive pricing by competitors, pricing cycles and overcapacity that result in downward pressure on rates, (ii) greater than expected severity and frequency of claims, (iii) regulatory actions that reduce the Company's discretion with respect to the pricing of its products, (iv) changes in inflation and interest rates that make it difficult for the Company to make adequate provision for loss and LAE reserves, and (v) judicial and legislative decisions relating to insurance coverage issues and the amount of compensation payable with respect to injuries that undermine insurers' expectations with respect to the level of risk being assumed in a number of ways, including expansive coverage interpretations, eliminating coverage exclusions, multiplying limits of coverage, and creating rights for policyholders not set forth in the insurance contract.

     The availability of medical malpractice insurance, or the industry's underwriting capacity, is determined principally by the industry's level of capitalization, historical underwriting results, returns on investment and perceived premium rate adequacy. Historically, the financial performance of the medical malpractice industry has tended to fluctuate in cyclical patterns characterized by periods of greater competition in pricing and underwriting terms and conditions (a "soft insurance market") followed by periods of capital shortage and lesser competition (a "hard insurance market"). In a soft insurance market, competitive conditions could result in premium rates and underwriting terms and conditions which may be below profitable levels. For a number of years, the medical malpractice insurance industry in New Jersey and in many other states has experienced a soft insurance market. There can be no assurance as to whether or when industry conditions will improve or the extent to which any improvement in industry conditions may improve the Company's results of operations.

LOSS AND LAE RESERVES

     The reserves for losses and loss adjustment expenses ("LAE") established by the Company represent management's best estimates of the remaining costs of settling all incurred claims. The estimates are based on assumptions related to the ultimate cost of settling such claims based on facts and interpretation of circumstances then known, predictions of future events, estimates of future trends in claims frequency and severity, judicial theories of liability, legislative activity, and other factors. Establishment of appropriate reserves is, however, an inherently uncertain process involving estimates of future losses, and there can be no assurance that currently established reserves will prove adequate in light of subsequent actual experience. The outcome and frequency of clusters of cases, such as breast implant or "Fen-Phen" cases, cannot be predicted by the Company. In addition, the Company's recent expansion into states other than New Jersey and its utilization of new distribution channels together with changes in the practice of medicine and health care delivery, such as the emergence of new, larger medical groups that do not have an established claims history and additional claims resulting from restrictions on treatment by managed care organizations, may require the Company to adjust its underwriting and reserving practices. See "-- Changes in Health Care."

     There are significant inherent uncertainties in estimating ultimate losses in the casualty insurance business and these uncertainties are increased in periods when a company is expanding into new markets with new distribution channels. The uncertainties are even greater for companies writing long-tail casualty insurance, such as medical malpractice insurance, and in particular the occurrence or occurrence-like coverages that substantially make up the Company's current reserves. These additional uncertainties are due primarily to the longer period of time during which an insured may seek coverage for a claim in respect of an occurrence or occurrence-like policy as opposed to a claims made policy. With the longer claim reporting and development period reserves are more likely to be impacted by, among other factors, changes in judicial liability standards and interpretation of insurance contracts, changes in the rate of inflation and changes in the propensities of individuals to file claims. The Company offered traditional occurrence coverage from 1977 through 1986 and has offered a form of occurrence-like coverage, "modified claims made," from 1987 to the present. The Company's modified claims made policy is called the Permanent Protection Plan (the "PPP"). Under the PPP, coverage is provided for claims reported to the Company during the policy period arising from incidents since inception of the policy. The PPP includes "tail coverage" for claims reported after expiration of the policy for occurrences during the policy period and thus is reserved on an occurrence basis. Loss and LAE reserves carried for this policy and traditional occurrence policies constitute approximately 87% of the Company's gross loss and LAE reserves at December 31, 1998. See "Business -- Product Offerings." See "Business -- Loss and LAE Reserves."

     The Company's reserves are evaluated quarterly and annually and are adjusted thereafter as circumstances warrant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Loss and LAE Reserves." There can be no assurance that management will accurately interpret claim data in evaluating its loss and LAE reserves.

     There can be no assurance that the Company's ultimate losses and LAE will not deviate, perhaps substantially, from the estimates reflected in the Company's financial statements. If the Company's reserves should prove inadequate, the Company would be required to increase its loss and LAE reserves, which would cause a corresponding reduction in earnings in the period that such reserves are increased. This could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Loss and LAE Reserves" and "Business -- Loss and LAE Reserves."

INVESTMENT PORTFOLIO RISKS AND FLUCTUATIONS OF RESULTS

     The Company's investment portfolio consists substantially of fixed maturity securities. The fair market value of these assets and the investment income from such assets fluctuate depending on general economic and market conditions. With respect to the Company's investments in fixed maturity securities, the fair market value of such investments generally increases or decreases in an inverse relationship with fluctuations in interest rates while net investment income realized by the Company from future investments in fixed maturity securities will generally increase or decrease with interest rates. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk (such as mortgage-backed and other asset-backed securities) may differ from those anticipated at the time of investment as a result of interest rate fluctuations. Because all of the Company's fixed maturities are classified as available for sale, changes in the fair market value of the Company's fixed maturities and equity securities are reflected in the Company's financial statements. Similar treatment is not available for liabilities. Therefore, interest rate fluctuations could adversely affect the Company's GAAP equity, total comprehensive income and/or cash flows. See "Business -- Investment Portfolio" and "Business -- Market Risk".

ACTIONS OPPOSING THE PLAN OF REORGANIZATION

     Challenge to the New Jersey Insurance Commissioner's Order. A group of current and previous policyholders of the Company has retained a law firm that filed a motion for rehearing with the New Jersey Department and the Commissioner, an action designed to rescind regulatory approval of the Plan of Reorganization. The motion challenged the authority of the Commissioner to approve the actions contemplated under the Reorganization, the fairness of the proposed allocation of Common Stock, and other key elements of the Reorganization. The New Jersey Department denied the motion, and the group ("Appellants") filed a notice of appeal (the "Appeal") with the Appellate Division of the Superior Court of New Jersey (the "Appellate Court"). The issues raised by the Appeal are (i) whether the Commissioner had the authority to approve the Plan of Reorganization in the absence of any statute expressly permitting reciprocal insurers to engage in the type of transaction contemplated by the Plan of Reorganization, (ii) whether adequate notice was given to members of the Exchange regarding the Reorganization, (iii) whether sufficient evidence was presented to the Commissioner to support the terms of the Plan of Reorganization, including the fairness of the proposed allocation of Common Stock and (iv) whether the New Jersey Department should have granted the request for a rehearing. The Appellants also filed with the New Jersey Department a motion to stay (i) the Commissioner's order approving the Plan of Reorganization and (ii) the denial of the Appellants' motion for rehearing, pending disposition of the Appeal. The New Jersey Department denied this motion. Following the denial of the Appellants' motion to stay the effectiveness of the order approving the Plan of Reorganization, the Appellants filed a motion with the Appellate Court to stay the order and for a remand of the proceeding to the New Jersey Department for rehearing. This motion was opposed by the Company and by the Medical Society, which was allowed to intervene in the Appeal, and both the Company and the Medical Society filed motions with the Appellate Court for summary disposition of the Appeal. The Appellants subsequently filed a motion with the Appellate Court to (i) name certain additional current or former policyholders as Appellants, (ii) allow certain additional current or former policyholders to intervene as Appellants, (iii) declare the Appellants to be representatives of a class of New Jersey physicians who were long-time insureds of the Company, who were members of the Exchange during the three year look-back period for determining the eligibility of former members of the Exchange to participate in the Reorganization, and whose interests are aligned with those of Appellants, (iv) permit notice to be given by the Appellants to the members of the proposed class, at the Company's expense or as otherwise ordered by the Appellate Court and (v) grant other relief. All of these motions were denied by the Appellate Court. When the Company mailed notices to its Members of the special meeting to vote on the Plan of Reorganization, the Appellants filed an emergent application with the Appellate Court seeking to enjoin the meeting and the vote of the Members. The Appellants' application was denied by the Appellate Court. The Appellants subsequently requested a hearing by the Supreme Court of New Jersey on their application for emergent relief. That request was denied. The Plan of Reorganization was approved by the Members at a special meeting held on March 17, 1999 with a vote of 5,326 in favor and 429 opposed. Following approval of the Plan of Reorganization, Appellants again sought injunctive relief by filing an application with the Appellate Court for an order enjoining implementation of the Plan pending final disposition of the Appeal. The application to enjoin implementation of the Plan was heard by the Appellate Court and was denied. Following the Appellate Court's denial of that motion, the Appellants filed a motion with the Supreme Court of New Jersey seeking again to enjoin implementation of the Plan of Reorganization. That motion was denied. The appeal of the Commissioner's order approving the Plan of Reorganization currently remains pending as to the three named Appellants that initially filed the Appeal with the Appellate Court.

     Other Pending Actions. Five current members of the Exchange have filed an action against the Company and others in the Superior Court of New Jersey, Chancery Division. Those five individual members ("Plaintiffs") claim that they should be certified to represent a class of persons who were members of the Exchange during both the three-year look back period and prior to the three-year look back period, and who allegedly would benefit from a formula to allocate stock in a manner proposed by the Plaintiffs. To date, the Plaintiffs have not been certified to represent such a class. Four of the five Plaintiffs previously moved to intervene in the Appeal from the Commissioner's order approving the Plan of Reorganization. That motion was denied by the Appellate Court. The Plaintiffs are challenging, among other things, the formula adopted by the Board of Governors to allocate stock to Distributees, the valuation of the Attorney-in-Fact, certain contractual benefits of key officers (including stock options, secured loans, long-term incentives, and potential severance benefits), and actions taken by the Board of Governors and key officers that allegedly violated such persons' fiduciary duties. The Plaintiffs also contend that the surplus of the Company is greater than the Company has reported. In addition to their request to be certified to represent a class of members, the Plaintiffs sought to enjoin the vote of Members on the Plan of Reorganization, to require that the Company provide them priority subscription rights, to compel the payment of dividends by the Exchange, to enjoin the Offering and to award non-specified compensatory and punitive damages and attorney fees.


     Prior to the vote of the Members on the Plan of Reorganization, the Company filed a motion to dismiss Plaintiffs' complaint for lack of subject matter jurisdiction and for failure to state a claim for which relief may be granted. The Plaintiffs moved the court for an order enjoining the vote of the Members and requiring certain discovery on an emergent basis. The motions of Plaintiffs and the Company were heard prior to the vote of the Members. The Superior Court of New Jersey, Chancery Division, granted the Company's motion to dismiss for lack of subject matter jurisdiction on certain claims related to the Plan of Reorganization. The court deferred ruling on the Company's motion to dismiss the remaining claims. The court denied the motion of the Plaintiffs for emergent discovery and for an order enjoining the vote of the Members on the Plan of Reorganization. The court further ruled that Plaintiffs would be permitted access to the Company's mailing facility for the purpose of sending a letter to Members expressing Plaintiffs' position on the Plan of Reorganization. The Plaintiffs subsequently renewed their motion for emergent discovery and an order enjoining the vote of the Members. The court denied the Plaintiffs' motion in its entirety. The Plaintiffs then filed an appeal in the Appellate Court seeking an emergent order enjoining the vote of the Members and leave to appeal the dismissal of claims related to the Plan of Reorganization. Following a hearing, the Appellate Court denied both the Plaintiffs' motion seeking leave to appeal and their motion to enjoin the vote of the Members. The Company then renewed its motion to dismiss Plaintiffs' remaining claims on the grounds that they fail to state a claim for which relief may be granted and for lack of subject matter jurisdiction. This motion was granted by the Court and these remaining claims were dismissed. While this motion was pending, Plaintiffs filed a third amended complaint that asserts six additional claims and joins Salomon Smith Barney Inc. as a defendant. The additional claims allege that the prospectus sent to Members in connection with the special meeting to vote on the Plan of Reorganization omitted material facts concerning the Company's reserves and assumption of the Attorney-in-Fact's liabilities, the compensation and benefits of certain key executives are unreasonable, the Salomon Smith Barney Inc. fairness opinion is misleading and Plaintiffs did not have an adequate opportunity to express their views to the Members prior to the vote on the Plan. These additional claims seek to invalidate the vote of the Members, prevent implementation of the Plan and unspecified compensatory and punitive damages. The Company's motion to dismiss these additional claims is currently pending. The Plaintiffs have filed a motion to stay the Offering. The Company intends to vigorously defend against the action. However, no assurance can be given that the Company will prevail on the merits of Plaintiffs' claims or that a court will not grant relief that the Plaintiffs have requested or other relief. Damages that could be awarded if the Plaintiffs were to prevail cannot be predicted and could have a material adverse effect on the Company. Any injunctive relief that delays the completion of the Plan of Reorganization or other injunctive relief could have a material adverse effect on the Company.


     Other Potential Actions. Other persons could bring actions against the Company for a variety of reasons, including but not limited to the relative allocation of Common Stock among Distributees, the method by which the Company determined which members of the Exchange would be Distributees, or the absence of any applicable statute or published court decision expressly permitting a reciprocal insurer to reorganize as a stock company. Final adjudication of any such case could take a number of years and the parties could appeal any final judgment. Such appeals, if made, could require a number of years to be decided. If any such action is brought, the Company intends to vigorously defend the Reorganization. However, no assurance can be given that a court would not enjoin the distribution of Common Stock pursuant to the Plan of Reorganization, or that the Company will ultimately prevail on the merits. Damages awarded under any such suit cannot be predicted and could have a material adverse effect on the Company. If the Reorganization is completed, but the authority of the New Jersey Department to approve conversion from a reciprocal insurer to a stock company is overturned, the remedy a court might grant is uncertain. Such remedy could have a material adverse effect on the Company and its stockholders.

COMPETITION


     The physician professional liability insurance market in the United States is highly competitive. According to A.M. Best, in 1997 there were 357 companies nationally that wrote medical professional liability insurance. In New Jersey, where approximately 50% of the Company's 1998 direct premiums were written, the Company's principal competitor is Princeton Insurance Companies. See "Prospectus Summary -- The Company." In New Jersey and other states, the Company's principal competitors include CNA Insurance Group, Frontier Insurance Group, Inc., PHICO Insurance Company, Zurich Insurance Company and St. Paul Companies. Substantially all of these companies rank among the top 20 medical malpractice insurers nationally and are actively engaged in soliciting insureds in the states in which the Company writes insurance. In addition, as the Company expands into new states, it may face strong competition from local carriers that are closely focused on narrow geographic markets. The Company expects to encounter such competition from doctor-owned insurance companies and commercial companies in other states as it carries out its expansion plans. Many of the Company's current and potential competitors may have greater financial resources than the Company and may seek to acquire market share by decreasing pricing for their products below prevailing market rates, thereby reducing profitability. The Company believes that several insurance companies that have greater financial resources than the Company are writing medical malpractice insurance in New Jersey and Pennsylvania that provides the same coverage as the Company's products at prices much lower than the Company's prices. This price competition could have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that the Company will be able to compete effectively against these potential and existing competitors.


     The hospital professional liability insurance market is also extremely competitive. Most of the Company's principal insurance company competitors for physicians and medical groups also now actively compete in the hospital professional liability insurance market. Moreover, the Company's primary competitor in New Jersey was founded to provide professional liability coverage to hospitals, while the Company traditionally served the individual physician market. The Company also believes that the number of health care entities that insure their affiliated physicians through self-insurance may increase, reducing the market for physician professional liability insurance. These competitive factors may adversely affect the Company's results of operations.

     As the Company expands into new product lines and new geographic markets, it will compete with established companies in such markets, many of which will have existing relationships with the physicians, medical groups, hospitals, and other healthcare providers that the Company will seek to insure. Competitors may also have existing relationships with insurance brokers or other distribution channels. These factors may adversely affect the Company's financial condition and results of operations. See "Business -- Competition."

CHANGES IN HEALTH CARE

     In recent years, a number of factors related to the emergence of "managed care" have negatively impacted or threaten to impact the medical practice and economic independence of physicians. Physicians have found it more difficult to conduct a traditional fee-for-service practice and many have been forced to join or affiliate with managed care organizations, health care delivery systems or practice management organizations. This consolidation has begun to reduce the role of the physician and the medical group in the medical malpractice insurance purchasing decision. In addition, the consolidation could reduce primary medical malpractice insurance premiums paid by doctors and hospitals, as larger health care systems generally retain more risk by accepting higher deductibles and self-insured retentions or form their own captive insurance companies. Furthermore, larger health care systems may possess sufficient bargaining power to negotiate discounted rates. These factors could have a material adverse effect on the Company's profitability.

EXPANSION INTO NEW MARKETS

     The Company's strategy includes expanding and diversifying its product lines and geographic markets to meet the insurance needs of the changing health care market, while maintaining its traditional personalized service for physicians and medical groups, and customized products for health care institutions. Such expansion and diversification are contingent on various factors, including, among others, the availability of adequate capital, marketing success, the ability to profitably underwrite such expanded and diversified business and applicable regulatory requirements. The Company's business expansion may also occur through the acquisition of, or combination with, other medical professional liability insurers or other entities. There can be no assurance that any such acquisition or combination will be profitable for the Company. There can be no assurance that the Company's expansion will be successful.

     As the Company expands and diversifies its product lines into new areas, the Company will be required to retain qualified personnel with the requisite experience in such areas. Competition for such personnel may be intense, and there can be no assurance that the Company will be able to attract and retain such personnel. In addition, the Company will have to seek distribution channels for its new products. This may increase the Company's dependence on insurance brokers and other intermediaries. There can be no assurance that the Company will be able to develop such distribution channels or maintain satisfactory relationships with insurance brokers and other intermediaries.

A.M. BEST RATINGS

     Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. The Company is rated "A (Excellent)" by A.M. Best, the third highest rating of 16 ratings assigned by A.M. Best. A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance, strategic position, and ability to meet its obligations to policyholders, and are not evaluations directed to purchasers of an insurance company's securities. In March 1998, A.M. Best reaffirmed the Company's "A (Excellent)" rating. The Company's rating is subject to periodic review by A.M. Best and cannot be assured. If the Company's rating is reduced from its current level by A.M. Best, the Company's results of operations could be adversely affected. See "Business -- A.M. Best Ratings."

REINSURANCE


     The amount and cost of reinsurance available to companies specializing in medical professional liability insurance are subject, in large part, to prevailing market conditions beyond the control of the Company. The Company reviews its reinsurance needs annually and makes changes in its reinsurance arrangements as necessary. The Company's ability to provide professional liability insurance at competitive premium rates and coverage limits on a continuing basis will depend in part on its ability to secure adequate reinsurance in amounts and at rates that are commercially reasonable. There can be no assurance that the Company will continue to be able to secure adequate reinsurance, and any failure to do so could have a material adverse effect on the Company. Furthermore, the Company is subject to a credit risk with respect to its reinsurers because reinsurance does not relieve the Company of liability to its insureds for the risks ceded to reinsurers. A significant reinsurer's inability to make payment under the terms of a reinsurance treaty could have a material adverse effect on the Company. See "Business -- Reinsurance."


HOLDING COMPANY STRUCTURE; LIMITATION ON DIVIDENDS

     The MIIX Group is an insurance holding company whose assets after the Reorganization will consist primarily of all the outstanding capital stock of MIIX Insurance, the Attorney-in-Fact, and downstream subsidiaries of those companies. As an insurance holding company, The MIIX Group's ability to meet its obligations and to pay dividends, if any, will largely depend on the receipt of sufficient funds from its subsidiaries. The payment of dividends to The MIIX Group by the Insurance Subsidiaries is subject to general limitations imposed by applicable insurance laws. See "Business -- Regulation -- Holding Company Regulation" and "Business -- Regulation -- Regulation of Dividends from Insurance Subsidiaries."

ANTI-TAKEOVER PROVISIONS

     The MIIX Group's certificate of incorporation and by-laws include provisions that may be deemed to have anti-takeover effects and may delay, defer, or prevent a takeover attempt that stockholders may consider to be in their best interests. These provisions include: a Board of Directors consisting of three classes with staggered terms; authorization to issue up to 50,000,000 shares of preferred stock, par value $.01 per share

(the "Preferred Stock"), in one or more series, with such rights, obligations, powers, and preferences as The MIIX Group Board may provide; a limitation which permits only The MIIX Group Board, the Chairman or Vice Chairman of The MIIX Group Board or the Chief Executive Officer (or in the event of his or her absence or disability, any Vice President) of The MIIX Group, to call a special meeting of stockholders; a prohibition against stockholders acting by written consent; provisions allowing directors to be removed only for cause and only by the affirmative vote of a majority of holders of the outstanding shares of voting securities; provisions allowing The MIIX Group Board to increase the size of the Board and fill vacancies and newly created directorships; and certain advance notice procedures for nominating candidates for election to The MIIX Group Board and for proposing business before a meeting of stockholders. In addition, state insurance holding company laws that will be applicable to The MIIX Group generally provide that no person may acquire control of The MIIX Group without the prior approval of appropriate insurance regulatory authorities. See "Management," "Description of Capital Stock -- Delaware Law and Certain Charter and Bylaw Provisions," and "Business -- Regulation -- Holding Company Regulation."

REGULATORY AND RELATED MATTERS

     Insurance companies are subject to supervision and regulation by the state insurance authority in each state in which they transact business. Such supervision and regulation relate to numerous aspects of an insurance company's business and financial condition, including limitations on lines of business, underwriting limitations, the setting of premium rates, the establishment of standards of solvency, statutory surplus requirements, the licensing of insurers and agents, concentration of investments, levels of reserves, the payment of dividends, transactions with affiliates, changes of control, and the approval of policy forms. Such regulation is concerned primarily with the protection of policyholders' interests rather than stockholders' interests. See
"Business -- Regulation."

     State regulatory oversight and various proposals at the federal level may in the future adversely affect the Company's results of operations. In recent years the state insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Furthermore, the National Association of Insurance Commissioners (the "NAIC") and state insurance regulators are reexamining existing laws and regulations, which in many states has resulted in the adoption of certain laws that specifically focus on insurance company investments, issues relating to the solvency of insurance companies, risk-based capital ("RBC") guidelines, interpretations of existing laws, the development of new laws and the definition of extraordinary dividends. See "Business -- Regulation -- Risk-Based Capital," "Business -- Regulation -- NAIC-IRIS Ratios," and "Business -- Regulation -- Regulation of Investments." Changes in or the adoption of laws or regulations regarding such issues or other matters, including the rates charged for insurance coverage, could have a material adverse effect on the operations of the Company. State agencies and officials responsible for administering such laws and regulations have broad powers, which they exercise primarily for the protection of policyholders.

STATE INSURANCE REGULATORY APPROVALS


     Because New Jersey's statutory scheme does not have an explicit process for converting a reciprocal insurance exchange into a stock company, the conversion will be accomplished through two assumption agreements by which the Exchange will transfer its ongoing business, assets and liabilities (except for the Common Stock and cash to be distributed pursuant to the Reorganization) to MIIX Insurance. However, insurance licenses cannot be transferred. Accordingly, it will be necessary for MIIX Insurance to gain state regulatory approval to become an admitted carrier in each of the eight states other than New Jersey in which the Exchange is currently licensed. These states are Connecticut, Delaware, Kentucky, Maryland, Michigan, Pennsylvania, Vermont and West Virginia. MIIX Insurance has obtained such approval in all these states except Kentucky. These states (except Michigan) must also approve MIIX Insurance's rates, rules and policy forms, which the Company expects will initially be a continuation of those currently used by the Exchange. Delaware, Pennsylvania, Vermont and West Virginia have approved MIIX Insurance's use of the rates, rules and policy forms previously used by the Exchange, other than one new form for which applications are currently pending. In addition, Virginia, which is LP&C's state of domicile, must approve the change in

LP&C's ultimate parent from the Exchange to The MIIX Group, and New York, which is MIIX New York's state of domicile, must approve the change in the ultimate parent of MIIX New York from the Exchange to The MIIX Group. Such approval has been obtained in Virginia. See "Business -- Regulation." Finally, Connecticut, Delaware and West Virginia approvals and the consent of the reinsurers will be required in connection with the assignment to MIIX Insurance of the various reinsurance agreements under which the Exchange cedes risk. Such approval has been obtained in Delaware and West Virginia. All necessary reinsurer consents have been obtained. Other miscellaneous approvals may be required in a number of states. If these approvals are not granted prior to the Closing Date, it may prevent the consummation of the Reorganization as currently contemplated and, because MIIX Insurance will not be authorized to write new business in such states, may have an adverse effect on the Company.


SHARES ELIGIBLE FOR FUTURE SALE

     All of the shares of Common Stock issued in the Reorganization and the Offering (except for the shares issued to the Medical Society pursuant to the Plan of Reorganization, the directors and officers of the Company, and other affiliates of the Company) will be eligible for immediate sale in the public market. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of such shares of Common Stock in the public market following the consummation of the Reorganization and the Offering or the perception that such sales could occur could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Shares Eligible for Future Sale."

LACK OF PRIOR PUBLIC MARKET FOR COMMON STOCK

     Prior to the Reorganization and the Offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained. The Common Stock has been approved for listing on the NYSE, subject to official notice of issuance. However, there can be no assurance as to the price at which Common Stock will trade on the NYSE. In addition, factors such as the variations in the Company's financial results or other developments affecting the Company could cause the market price of the Common Stock to fluctuate significantly after the Offering.

FAILURE TO CONSTITUTE A TAX-FREE REORGANIZATION

     PricewaterhouseCoopers LLP (the "Tax Advisor") has delivered an opinion (the "Tax Opinion") stating that consummation of the Plan of Reorganization shall constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The Internal Revenue Service (the "IRS") and the courts have not previously considered the treatment of a transaction in the form described herein. The Tax Opinion represents the Tax Advisor's best judgment of how a court would rule. However, the opinion is not binding upon either the IRS or any court. A ruling has not been, and will not be, sought from the IRS with respect to the U.S. federal income tax consequences of the consummation of the Plan of Reorganization. Accordingly, the IRS and/or a court could reach a conclusion that differs from the conclusions in the Tax Opinion. In that event, it is possible that the consummation of the Plan of Reorganization would be treated as a taxable transaction, in which case the Exchange would recognize taxable gain. See "The Reorganization -- Federal Tax Consequences."

DEPENDENCE ON KEY PERSONNEL

     The Company's success since 1990 has been significantly dependent on the contributions of Daniel Goldberg, the Company's President and Chief Executive Officer, and the loss of his services could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's success also depends to a significant extent on a number of other key employees of the Company and the loss of their services could also have a material adverse effect on the Company. In addition, the Company believes that its future success will depend in part on its ability to attract and retain additional highly skilled professional, managerial, sales, and marketing personnel. Competition for such personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining the personnel that it requires for its business and planned growth.

GUARANTY FUND ASSESSMENTS AND OTHER LIABILITIES


     Property and casualty insurers like the Company are subject to assessments in most states where they are licensed for the provision of funds necessary for the settlement of covered claims under certain policies of impaired, insolvent or failed insurance companies. Maximum contributions required by law in any one year vary by state, and have historically been between 1% and 2% of annual premiums written. The Company cannot predict with certainty the amount of future assessments. Significant assessments could have a material adverse effect on the Company's financial condition or results of operations.


YEAR 2000; INFORMATION TECHNOLOGY

     Because certain computer software programs have historically been designed to use a two-digit code to identify the year for date-sensitive material, such programs may not properly recognize post twentieth century dates. This could result in system failures and improper information processing that could disrupt the Company's business operations.


     The Company began evaluating this issue in 1996 in connection with an overall evaluation of the Company's systems and during 1997 assigned a project manager to study the Company's information systems and computers to determine whether they will appropriately handle post-1999 date codes. The identification of compliance issues included the Company's internal systems and processes, as well as exposure from service providers, brokers and other external business partners. Software applications, hardware and information technology ("I/T") infrastructure and non I/T systems such as the Company's telephone, security and heating and ventilating systems have been reviewed to identify those requiring upgrading or replacement to improve current computing capabilities and to ensure that they are Year 2000 compliant. In the course of evaluating the Year 2000 readiness of its internal systems, the Company determined that its claims administration system is not Year 2000 compliant. The Company has purchased a replacement system that the vendor has represented to be Year 2000 compliant and is expected to be operational in 1999. There can be no assurance that the replacement claims administration system will function as represented by the vendor or that the installation itself will not cause disruption to the Company's operations that could have a material adverse effect on its results of operations. The Company has also determined that its telephone equipment is not Year 2000 compliant and is currently upgrading its telephone equipment to make it Year 2000 compliant. The new telephone equipment is expected to be operational in 1999.


     The Company has not completed its review of its I/T and non I/T systems or its investigation of whether its service providers, brokers and other external business partners may experience Year 2000 problems that could affect the Company. The Company expects to complete its Year 2000 compliance efforts in 1999. However, there can be no assurance that the Company will not experience failure of its I/T or non I/T systems (including, without limitation, the replacement claims administration system), which may result in business interruption, financial loss, reputational loss or liability. There can be no assurance that the Company's service providers, brokers and other external business partners will not experience Year 2000 problems. Such problems may disrupt important services upon which the Company depends, such as telecommunications or electrical power. As the Company continues its Year 2000 compliance efforts, it may discover unforeseen problems that could require costly remedies. Any of these circumstances could have a material adverse effect on the Company's operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

     The Company is significantly dependent upon effective I/T systems. Any failure in, or failure to timely update, the Company's I/T systems could have a material adverse effect on the Company's results of operations or financial condition. The Company is in the process of upgrading its computer systems that relate to policy administration, billing, claims, and other aspects of the Company's business. There can be no assurance that such upgrades will be implemented without causing significant disruption to the Company's operations. Any such disruptions could have a material adverse effect on the Company's ability to conduct its operations and could increase administrative expenses.

     The Company may be adversely affected if Year 2000 issues result in additional claims being made against the Company's insureds. Such claims could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

                               THE REORGANIZATION

GENERAL

     The Exchange is currently organized as a New Jersey reciprocal insurer, and accordingly has no stockholders. Since the Exchange's inception, the business of the Exchange has been managed by the Attorney-in-Fact, which is a wholly owned subsidiary of the Medical Society, under the supervision of the Board of Governors. On October 15, 1997, the Board of Governors adopted the Plan of Reorganization. The Plan of Reorganization was approved by the Members at a special meeting held on March 17, 1999. The key components of the Plan of Reorganization are set forth below.

     - The Exchange has formed a new subsidiary, The MIIX Group. The purpose of The MIIX Group is to act, when the Reorganization is consummated, as a holding company for MIIX Insurance and the Exchange's other subsidiaries, and for the Attorney-in-Fact and its subsidiaries. The MIIX Group is the entity that will issue Common Stock in the Reorganization and the Offering.

     - The MIIX Group has formed a new subsidiary, MIIX Insurance. MIIX Insurance was formed to assume, if the Reorganization is consummated, all of the Exchange's assets and liabilities (except for the Common Stock and cash to be distributed pursuant to the Reorganization), including insurance policies written by the Exchange. After consummation of the Reorganization, MIIX Insurance will continue the Exchange's business of writing insurance policies and the Exchange will be dissolved. In consideration of the foregoing assignments by the Exchange to MIIX Insurance, The MIIX Group will issue the Reorganization Shares to the Exchange.

     - The MIIX Group will acquire the Attorney-in-Fact from the Medical Society for $11 million worth of Common Stock and $100,000 in cash.

     - When the Exchange is dissolved, the Reorganization Shares will be distributed to Distributees. The distribution of the Reorganization Shares is registered under a separate registration statement.


        - Each Distributee will be allocated approximately .0341 Reorganization Shares for each dollar of direct premiums, less return premiums, paid by such Distributee to the Exchange during the three years prior to October 15, 1997.


        - If a Distributee is allocated fewer than 100 shares of Common Stock, or if such Distributee's address as shown on the records of the Exchange is outside the United States or is an address to which mail is undeliverable, such Distributee will receive cash in lieu of Common Stock. Distributees who receive cash in lieu of Common Stock will receive an amount of cash equal to the product of (i) the number of shares of Common Stock which they would otherwise be entitled to receive and (ii) the Conversion Value. If a Distributee's address as shown on the records of the Exchange is an address to which mail is undeliverable, the Company will hold such Distributee's cash distribution and will endeavor to contact such Distributee using any other information in the Company's possession. If the Company is unable to contact such Distributee, the Company will continue to hold the cash for the Distributee, subject to any escheat laws that may apply.


        - To the extent that a Distributee receives cash in lieu of Common Stock, the Common Stock otherwise distributable to such Distributee will not be distributed to other Distributees. In addition, although the Plan of Reorganization originally provided for the issuance of up to 12,000,000 shares of Common Stock to Distributees, on May 24, 1999 the New Jersey Department approved the issuance of up to an additional 25,000 shares of Common Stock in order to accommodate any Distributees inadvertently omitted from the Company's original share allocation estimates. The Company currently expects that 18,581 of such 25,000 Reorganization Shares will be allocated to such Distributees and that cash will be distributed in lieu of 44 of such Reorganization Shares. Thus, fewer than 12,025,000 shares of Common Stock will be distributed to the Distributees pursuant to the Reorganization. The Company currently estimates that 11,917,000 shares of Common Stock will be distributed to the Distributees pursuant to the Reorganization. Assuming that the Conversion Value is equal to $13.00, approximately $1.3 million will be distributed to Distributees in lieu of Common Stock. Cash payments will be made from the Company's existing cash reserves.

     Thus, when the Reorganization is consummated, (i) the Exchange will be dissolved, (ii) the Distributees will receive Common Stock or cash, (iii) MIIX Insurance will assume the assets and liabilities of the Exchange (except for the Common Stock and cash to be distributed pursuant to the Reorganization), and
(iv) The MIIX Group will be the holding company for MIIX Insurance and the other subsidiaries of the Exchange, and for the Attorney-in-Fact and its subsidiaries. These steps will occur simultaneously and are described in greater detail below.

     On March 5, 1998, the Commissioner approved the Plan of Reorganization subject to two conditions. First, the Commissioner must approve the formation of MIIX Insurance. This approval was obtained on August 3, 1998. Second, in accordance with the terms of the Plan of Reorganization, the Members must approve the Plan of Reorganization by the affirmative vote of not less than two-thirds of those Members voting in person or by proxy. This approval was obtained on March 17, 1999. See "Risk Factors -- Actions Opposing the Plan of Reorganization." On January 14, 1999, the New Jersey Department approved an amendment to the Plan of Reorganization extending the time for its consummation to September 5, 1999.

PURPOSE

     The principal purposes of the Reorganization are to enhance the Company's strategic and financial flexibility and to provide Distributees with marketable stock in The MIIX Group. As a reciprocal insurer, the Company can increase its capital primarily through retained surplus. The Company believes that in the long term this source will not be sufficient to meet its business objectives. As a stock company, the Company will have greater access to the capital markets. The Company believes that such access will enhance the Company's ability to expand its existing business and to develop new business opportunities. In addition, as a stock company the Company will have a well-recognized and flexible organizational form that may facilitate strategic acquisitions.

TRANSFER OF ASSETS AND LIABILITIES TO MIIX INSURANCE


     Pursuant to an Assumption Reinsurance and Administration Agreement to be entered into among the Exchange, The MIIX Group and MIIX Insurance (the "Reinsurance Assignment"), all the rights and obligations under policies written by the Exchange, and all instruments of reinsurance ceded by the Exchange in respect of such policies, will be transferred to MIIX Insurance in consideration of the transfer by the Exchange to MIIX Insurance of invested assets, premium receivables, reinsurance recoverables and other assets having a value equal to the liabilities transferred under the Reinsurance Assignment. Following the effectiveness of the Reinsurance Assignment, MIIX Insurance will become directly liable under the assumed direct written policies and will service and administer those policies. The Reinsurance Assignment's effectiveness is conditioned upon the approval of the Commissioner and the commissioners of insurance of the states of Connecticut and Delaware. Such approval has been obtained in Delaware. In addition, the West Virginia regulatory authorities have indicated that they wish to review the Reinsurance Assignment. The Commissioner's approval was obtained in connection with the approval of the Plan of Reorganization. As promptly as possible following the effectiveness of the Reinsurance Assignment, MIIX Insurance will mail to each policyholder of the Exchange (and to former policyholders with claims outstanding on the Closing Date or arising after the Closing Date) a certificate of assumption notifying them that their policies have been transferred to MIIX Insurance. Pursuant to an Assignment and Assumption Agreement to be entered into among the Exchange, The MIIX Group and MIIX Insurance (the "Asset Assignment" and, with the Reinsurance Assignment, the "Assumption Agreements"), MIIX Insurance will assume all the non-insurance liabilities of the Exchange, and the Exchange will transfer to MIIX Insurance all of the non-insurance operating assets and properties used or held for use in connection with, necessary for, or material to, the business and operations currently conducted by the Exchange. Common Stock and cash to be distributed to Distributees is excluded from such transfer. In consideration of the foregoing assignments by the Exchange, The MIIX Group will issue the Reorganization Shares to the Exchange. See "-- General." The Asset Assignment is conditioned upon the approval of the Commissioner, which has already been obtained in connection with the Commissioner's approval of the Plan of Reorganization.


     The transfer of assets and liabilities from the Exchange to MIIX Insurance will be accounted for on a historical cost basis, with no gain or loss recognition resulting from the transfer.

SHARES OF COMMON STOCK ISSUED TO DISTRIBUTEES


     In connection with the Reorganization, 12,025,000 shares of Common Stock will be available for allocation to Distributees. "Distributees" are Persons who were Named Insureds (regardless of the person or group who paid the premiums) in one or more Policies that were In Force on the Adoption Date and Persons who were at any time during the three-year period prior to the Adoption Date Named Insureds in one or more Policies. Corporate policyholders and other policyholders who are not natural persons are not Distributees. See "Glossary of Reorganization Terms."



     Distributees will be allocated shares of Common Stock if the Reorganization is consummated. See "-- Conditions to Consummation of the Reorganization." Each Distributee will be allocated approximately .0341 Reorganization Shares for each dollar of direct premiums, less return premiums, paid by such Distributee to the Exchange during the three years prior to October 15, 1997. The number of shares allocated will be rounded to the nearest integer, with one-half share allocation being rounded upward. The total amount of direct premiums earned by the Exchange attributable to all Distributees, less return premiums, over the three years prior to October 15, 1997 was approximately $350 million. Distributees who (i) have as their address for mailing purposes shown on the records of the Company an address outside the United States of America or an address to which mail is undeliverable, or (ii) are allocated a number of shares of Common Stock fewer than 100, will be paid cash in lieu of such shares. The gross amount of cash paid in consideration for each such share shall equal the Conversion Value. If a Distributee's address as shown on the records of the Exchange is an address to which mail is undeliverable, the Company will hold such Distributee's cash distribution and will endeavor to contact such Distributee using any other information in the Company's possession. If the Company is unable to contact such Distributee, the Company will continue to hold the cash for the Distributee, subject to any escheat laws that may apply. To the extent that a Distributee receives cash in lieu of Common Stock, the Common Stock otherwise distributable to such Distributee will not be distributed to other Distributees. In addition, although the Plan of Reorganization originally provided for the issuance of up to 12,000,000 shares of Common Stock to Distributees, on May 24, 1999 the New Jersey Department approved the issuance of up to an additional 25,000 shares of Common Stock in order to accommodate any Distributees inadvertently omitted from the Company's original share allocation estimates. The Company currently expects that 18,581 of such 25,000 Reorganization Shares will be allocated to such Distributees and that cash will be distributed in lieu of 44 of such Reorganization Shares. Thus, fewer than 12,025,000 shares of Common Stock will be distributed to the Distributees pursuant to the Reorganization. The Company currently estimates that 11,917,000 shares of Common Stock will be distributed to the Distributees pursuant to the Reorganization. Assuming that the Conversion Value is equal to $13.00, approximately $1.3 million will be distributed to Distributees in lieu of Common Stock. Cash payments will be made from the Company's existing cash reserves.


     Following the Closing Date, the Company will mail to each Distributee (other than Distributees receiving cash) a stock certificate representing the shares of Common Stock distributed to such Distributee. Distributees will not be able to sell such shares until they receive their stock certificate.

     The par value of the Common Stock distributed to Distributees will be accounted for as a reallocation among the equity components of the Company from retained earnings to additional paid in capital, and will have no impact on the total equity of the Company. The amount distributed to Distributees in lieu of Common Stock will be accounted for as a reduction to retained earnings.

ACQUISITION OF THE ATTORNEY-IN-FACT

     Pursuant to a Stock Purchase Agreement dated as of October 15, 1997, between The MIIX Group and the Medical Society, as amended (the "Stock Purchase Agreement"), on the date on which the Reorganization is consummated, The MIIX Group will purchase all the outstanding common stock of the Attorney-in-Fact from the Medical Society in exchange for (i) $100,000 in cash and (ii) that number of shares of Common Stock with a value equal to $11 million based on the Offering Price, or if the Offering is not consummated, on the average trading price (based upon the mean of the daily high and low share price) for the first 60 days of trading of the Common Stock on any nationally recognized securities exchange. Based on an assumed Offering Price of $13.00 per share, 846,154 shares of Common Stock will be paid to the Medical Society. All subsidiaries of the Attorney-in-Fact are included in the purchase. The Common Stock received by the Medical Society pursuant to the Stock Purchase Agreement may not be transferred by the Medical Society for a period of 10 years following October 15, 1997 except to the Company or its affiliates at fair market value or to another party if The MIIX Group Board approves such transfer.

     The acquisition of the Attorney-in-Fact will be accounted for as a purchase. As a result, the assets and liabilities of the Attorney-in-Fact will be adjusted to reflect their fair market values on the date of the consummation of the Reorganization and any difference between the purchase price and the fair market value of the net assets will be recorded as goodwill.

CONDITIONS TO CONSUMMATION OF THE REORGANIZATION


     The consummation of the Reorganization is subject to the conditions that
(i) the Exchange has received an opinion from a nationally-recognized investment banking firm as to the fairness of the Plan of Reorganization; (ii) the Exchange has received an opinion from its tax advisors substantially to the effect that the transfer of the Exchange's assets to, and assumption of its liabilities by, MIIX Insurance, and the dissolution of the Exchange, shall qualify as a tax-free reorganization; (iii) the Members of the Exchange shall have approved the Plan of Reorganization by the affirmative vote of not less than two-thirds of those Members voting; (iv) the Attorney-in-Fact shall have canceled all powers of attorney entered into with any applicant for insurance with the Exchange; (v) all requisite approvals of the Reinsurance Assignment shall have been obtained;
(vi) the Exchange shall have filed with the Commissioner certain certificates as to the satisfaction of the conditions to the consummation of the Plan of Reorganization; (vii) the Commissioner shall have issued a certificate of authority to MIIX Insurance to do business for the same lines of insurance currently permitted of the Exchange and shall have granted MIIX Insurance any required rate and form approvals; and (viii) the order of the Commissioner approving the Plan of Reorganization shall have become final. The order approving the Plan of Reorganization was issued on March 5, 1998. On August 3, 1998, the Commissioner granted a certificate of authority to MIIX Insurance authorizing it to do business in the same lines of insurance currently permitted of the Exchange. The Exchange has received the opinion of the Tax Advisor that the Reorganization qualifies as a tax-free Reorganization. See "-- Federal Tax Consequences." In addition, the Exchange has received a fairness opinion from Salomon Smith Barney Inc. that (i) the consideration to be received by the Distributees, as a group, in the Reorganization pursuant to the Plan of Reorganization is fair, from a financial point of view, to the Distributees, as a group, and (ii) the consideration to be paid for all the outstanding common stock of the Attorney-in-Fact and its subsidiaries is fair, from a financial point of view, to the Exchange. The Members approved the Plan of Reorganization at a special meeting held on March 17, 1999. The Company has obtained all necessary reinsurer consents, and Delaware and West Virginia approval of the Reinsurance Assignment. See "-- Transfer of Assets and Liabilities to MIIX Insurance." The consummation of the Offering is conditioned on the consummation of the Reorganization. However, the consummation of the Reorganization is not conditioned on the consummation of the Offering.


REGULATORY APPROVALS

     The consummation of the Reorganization requires the approval of the Commissioner. This approval was granted on March 5, 1998, subject to two conditions. First, the Commissioner must approve the formation of MIIX Insurance. This approval was obtained on August 3, 1998. Second, the Reorganization must be approved by the affirmative vote of not less than two-thirds of those Members voting in person or by proxy. This approval was obtained on March 17, 1999. On January 14, 1999, the New Jersey Department approved an amendment to the Plan of Reorganization extending the time for its consummation to September 5, 1999.


     Pursuant to the Plan of Reorganization, MIIX Insurance is to assume all the assets of the Exchange (except for the Common Stock and cash to be distributed in the Reorganization). However, insurance licenses cannot be transferred. Accordingly, MIIX Insurance must obtain regulatory approval to become an admitted carrier in each of the eight states other than New Jersey in which the Exchange is currently licensed. These states are Connecticut, Delaware, Kentucky, Maryland, Michigan, Pennsylvania, Vermont and West Virginia. MIIX Insurance has obtained such approval in all these states except Kentucky. These states (except Michigan) must also approve MIIX Insurance's rates, rules and policy forms, which the Company expects will initially be a continuation of those currently used by the Exchange. Delaware, Pennsylvania,

Vermont and West Virginia have approved MIIX Insurance's use of the rates, rules and policy forms previously used by the Exchange, other than one new form for which applications are currently pending. In addition, Virginia, which is LP&C's state of domicile, must approve the change in LP&C's ultimate parent from the Exchange to The MIIX Group, and New York, which is MIIX New York's state of domicile, must approve the change in the ultimate parent of MIIX New York from the Exchange to The MIIX Group. Such approval has been obtained in Virginia. See "Business -- Regulation." Finally, Connecticut, Delaware and West Virginia approvals and the consent of the reinsurers will be required in connection with the assignment to MIIX Insurance of the various reinsurance agreements under which the Exchange cedes risk. See "-- Transfer of Assets and Liabilities to MIIX Insurance." Such approval has been obtained in Delaware and West Virginia. All necessary reinsurer consents have been obtained. Other miscellaneous approvals may be required in a number of states.


FEDERAL TAX CONSEQUENCES

     Assuming that the Reorganization takes place as described in this Prospectus and based on certain representations made by the Exchange, it is the opinion of the Tax Advisor that the transfer of the assets of the Exchange to, and the assumption of the Exchange's liabilities by, MIIX Insurance, followed by the dissolution of the Exchange shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, neither the Exchange, MIIX Insurance nor The MIIX Group will realize any taxable income for federal income tax purposes as a result of the consummation of the Reorganization. This opinion is based on the Code, its legislative history, existing and proposed regulations thereunder, judicial decisions and published rulings and other administrative interpretations issued by the IRS, as currently in effect, all of which are subject to change at any time, possibly with retroactive effect. Further, this opinion is not binding on the IRS or any court. See "Risk Factors -- Failure to Constitute a Tax-Free Reorganization."

POSSIBLE ALTERNATIVE TREATMENT OF THE REORGANIZATION.

     The IRS and the courts have not previously considered the treatment of a transaction in the form described herein. The Tax Opinion represents the Tax Advisor's best judgment of how a court would rule. However, the opinion is not binding upon either the IRS or any court. A ruling has not been, and will not be, sought from the IRS with respect to the United States federal income tax consequences of the consummation of the Plan of Reorganization. Accordingly, the IRS and/or a court could reach a conclusion that differs from the conclusions in the Tax Opinion. If the consummation of the Plan of Reorganization were not treated as a tax-free reorganization within the meaning of Section 368(a) of the Code, the Exchange would recognize taxable gain on the transfer of its assets to MIIX Insurance in an amount equal to the fair market value of the consideration received by the Exchange in exchange for the assets less the Exchange's aggregate tax basis in those assets.

                                USE OF PROCEEDS


     The principal purpose of the Offering is to enhance the liquidity of the shares of Common Stock to be received by the Distributees as part of the Reorganization. The principal purposes of the Reorganization are to enhance the Company's strategic and financial flexibility, and to provide Distributees with marketable stock in The MIIX Group. The net proceeds to the Company from the sale of Common Stock in the Offering is estimated to be approximately $30 million after deducting the underwriting discount and the other expenses of the Company in connection with the Reorganization and the Offering. The net proceeds of the Offering will be used for general corporate purposes which may include, without limitation, capitalizing the Company's subsidiaries in order to support their continued growth and for financing potential acquisitions in the insurance industry and other industries related to the Company's lines of business. Until a specific use of proceeds is determined, the Company will invest such funds. The Company will not receive any proceeds from the issuance of the Common Stock to Distributees pursuant to the Reorganization.


                                DIVIDEND POLICY

     The MIIX Group currently intends to pay regular quarterly cash dividends. The MIIX Group initially expects to pay a quarterly cash dividend of $.05 per share commencing with the first full calendar quarter following the Closing Date. The declaration and payment of dividends to holders of Common Stock will be at the discretion of The MIIX Group Board and will be dependent upon the Company's financial condition, results of operations, cash requirements, future prospects, regulatory restrictions on the payment of dividends to The MIIX Group by the Insurance Subsidiaries and other factors deemed relevant by The MIIX Group Board. There can be no assurance that The MIIX Group will declare and pay any dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The MIIX Group, upon consummation of the Reorganization, will be an insurance holding company whose business will be conducted through MIIX Insurance, the Attorney-in-Fact, and downstream subsidiaries of those companies. The MIIX Group's ability to pay dividends to its stockholders and meet its other obligations, including operating expenses and any debt service, will depend primarily on the receipt of sufficient funds from the Insurance Subsidiaries. The payment of dividends by the Insurance Subsidiaries to The MIIX Group will be restricted by applicable insurance law. See "Risk Factors -- Holding Company Structure; Limitation on Dividends," "Business -- Regulation -- Regulation of Dividends from Insurance Subsidiaries," and "Description of Capital Stock."

                                 CAPITALIZATION


     The information set forth in the table presented below is derived from the audited consolidated financial statements and the related notes thereto included elsewhere in this Prospectus. The table presents the capitalization at March 31, 1999 of: (i) the Exchange and its subsidiaries, (ii) The MIIX Group, As Adjusted, to reflect the Reorganization (after deducting estimated reorganization costs) and (iii) The MIIX Group, As Further Adjusted, to reflect the sale of 3,000,000 shares of Common Stock in the Offering at an assumed Offering Price of $13.00 per share after deducting estimated underwriting discounts and expenses of the Offering and assuming that the Underwriters' over-allotment option is not exercised. See "The Reorganization." The table should be read in conjunction with the historical financial statements and the related notes thereto appearing elsewhere in this Prospectus.



                                                                      AT MARCH 31, 1999
                                                            --------------------------------------
                                                                            AS         AS FURTHER
                                                             ACTUAL     ADJUSTED(1)    ADJUSTED(2)
                                                            --------    -----------    -----------
                                                                        (IN THOUSANDS)
Total debt................................................  $     --     $ 20,282       $ 20,282
                                                            --------     --------       --------
Equity:
  Preferred stock, $.01 par value, 50,000,000 shares
     authorized, no shares issued and outstanding.........        --           --             --
  Common stock, $.01 par value, 100,000,000 shares
     authorized, no shares issued and outstanding;
     approximately 12,763,154 shares issued and
     outstanding, as adjusted, approximately 15,763,154
     shares issued and outstanding, as further adjusted...        --          128            158
  Additional paid-in capital..............................        --        6,024         41,264
  Surplus/retained earnings...............................   316,693      315,251        315,251
  Accumulated other comprehensive income..................       687          687            687
                                                            --------     --------       --------
  Total equity............................................   317,380      322,090        357,360
                                                            ========     ========       ========
  Total capitalization....................................  $317,380     $342,372       $377,642
  Book value per share (pro forma)........................                              $  22.67
                                                                                        ========


---------------

(1) The As Adjusted column gives effect to the assumed aggregate issuance of (i) approximately 11,917,000 shares of Common Stock to Distributees and (ii) 846,154 shares of Common Stock to the Medical Society in connection with the purchase of the Attorney-in-Fact for $11 million in Common Stock and $100,000 in cash, and also gives effect to the assumption of approximately $20,282,000 of debt of the Attorney-in-Fact and/or its subsidiaries in connection with the purchase of the Attorney-in-Fact, and is reduced by approximately $4,967,000 to reflect the estimated expenses related to the Reorganization. Cash issued to Distributees in lieu of Common Stock will reduce equity by approximately $1,323,000 (representing approximately 101,700 shares), assuming a Conversion Value equal to $13.00 per share.



(2) The As Further Adjusted column reflects the sale of 3,000,000 shares of Common Stock at an assumed Offering Price of $13.00 per share in the Offering less the estimated underwriting discounts of the Offering of $2,730,000 and additional estimated expenses of approximately $1,000,000. The As Further Adjusted column does not reflect the purchase of 299,616 shares of Common Stock by certain officers of the Company pursuant to the Stock Purchase and Loan Agreements.

                     SELECTED FINANCIAL AND OPERATING DATA


     The following table sets forth selected consolidated financial and operating data for the Company. The income statement data set forth below for each of the years in the four year period ended December 31, 1998 and the balance sheet data as of December 31, 1998, 1997 and 1996 are derived from the consolidated financial statements of the Company audited by Ernst & Young LLP, independent auditors. The income statement data for the year ended 1994 and the three months ended March 31, 1998 and 1999, and the balance sheet data as of December 31, 1994 and 1995 and as of March 31, 1998 and 1999, are derived from unaudited consolidated financial statements of the Company which management believes incorporate all of the adjustments necessary for the fair presentation of the financial condition and results of operations for such periods. All selected financial data are presented in accordance with GAAP, except for the item entitled "statutory surplus" which is presented in accordance with SAP. The statutory surplus amounts are derived from the audited statutory financial statements of the Company and, in the opinion of management, fairly reflect the specified data for the periods presented. The information set forth below should be read in conjunction with, and is qualified by reference to, the Company's financial statements and related notes thereto included elsewhere herein.



                                                                                                           FOR THE THREE MONTHS
                                                    FOR THE YEAR ENDED DECEMBER 31,                          ENDED MARCH 31,
                                   ------------------------------------------------------------------    ------------------------
                                      1994          1995          1996          1997          1998          1998          1999
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Direct premiums written........  $  127,647    $  137,291    $  143,218    $  162,430    $  230,314    $  143,521    $  141,463
                                   ==========    ==========    ==========    ==========    ==========    ==========    ==========
  Net premiums earned............  $   85,992    $  105,256    $  107,887    $  123,330    $  162,501    $   35,817    $   45,581
  Net investment income..........      47,765        51,896        49,135        53,892        65,107        14,803        17,387
  Realized investment gains
    (losses).....................     (11,030)       13,149         5,832        10,296        36,390         1,441          (504)
  Other revenue..................       2,385         2,807         3,164         2,884           891           307           159
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
    Total revenues...............     125,112       173,108       166,018       190,402       264,889        52,368        62,623
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
  Losses and loss adjustment
    expenses.....................      55,687       107,889       110,593       120,496       155,868        36,050        43,043
  Underwriting expenses..........      12,777        14,743        17,553        25,415        42,063         8,194         9,319
  Funds held charges.............       4,669         6,996        10,273        13,361        13,420         4,125         4,256
  Impairment of capitalized
    system development costs.....          --            --            --            --        12,656            --            --
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
    Total expenses...............      73,133       129,628       138,419       159,272       224,007        48,369        56,618
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
  Income before income taxes.....      51,979        43,480        27,599        31,130        40,882         3,999         6,005
  Income tax expense.............      16,327        11,402        10,004         2,006        11,154           538         1,399
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
    Net income...................  $   35,652    $   32,078    $   17,595    $   29,124    $   29,728    $    3,461    $    4,606
                                   ==========    ==========    ==========    ==========    ==========    ==========    ==========
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Total investments..............  $  788,465    $  895,146    $  916,330    $1,026,971    $1,165,698    $1,086,890    $1,284,096
  Total assets...................   1,014,664     1,173,681     1,295,441     1,446,559     1,674,262     1,576,762     1,823,702
  Total liabilities..............     827,659       919,050     1,033,129     1,136,585     1,351,419     1,265,419     1,506,322
  Total equity...................     187,005       254,631       262,312       309,974       322,843       311,343       317,380
ADDITIONAL DATA:
  GAAP ratios:
    Loss ratio...................        64.8%        102.5%        102.5%         97.7%         95.9%        100.7%         94.4%
    Expense ratio................        14.9%         14.0%         16.3%         20.6%         25.9%         22.9%         20.4%
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
    Combined ratio...............        79.7%        116.5%        118.8%        118.3%        121.8%        123.6%        114.8%

  Statutory surplus..............  $  156,246    $  184,651    $  208,478    $  242,395    $  253,166    $  248,959    $  253,090
                                   ==========    ==========    ==========    ==========    ==========    ==========    ==========
  Earnings per share (pro
    forma)(1)....................                                                          $     2.47                  $     0.38
                                                                                           ==========                  ==========


---------------

(1) Gives effect to the assumed aggregate issuance of approximately 12,025,000 shares of Common Stock to Distributees. Does not give effect to the sale of Common Stock in the Offering to the issuance of Common Stock to the Medical Society in connection with the acquisition of the Attorney-in-Fact, or to the sale of Common Stock to certain officers of the Company pursuant to the Stock Purchase and Loan Agreements. See "Executive Compensation -- Stock Purchase and Loan Agreements."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and the related notes thereto appearing elsewhere in this Prospectus.

GENERAL

     The Exchange was organized as a New Jersey reciprocal insurance exchange in 1977. A New Jersey reciprocal insurance exchange is an entity that may be formed by persons seeking a particular type of insurance coverage. In the case of the Exchange, medical and osteopathic physicians formed the Exchange to provide medical malpractice insurance. Under New Jersey law, the business of a reciprocal insurance exchange must be conducted by a separate entity acting as the attorney-in-fact of such exchange.

     The medical malpractice insurance industry is cyclical in nature. Many factors influence the financial results of the medical malpractice insurance industry, several of which are beyond the control of the Company. These factors include, among other things, changes in severity and frequency of claims; changes in applicable law; regulatory reform; and changes in inflation, interest rates and general economic conditions.

     The availability of medical malpractice insurance, or the industry's underwriting capacity, is determined principally by the industry's level of capitalization, historical underwriting results, returns on investment and perceived premium rate adequacy.

     Management periodically reviews the Company's guidelines for premiums, premium surcharges, discounts, cancellations and non-renewals and other related matters. As part of this review, rates and rating classifications for its physicians, medical groups and other insureds are evaluated based on current and historical loss, LAE and other actuarially significant data. This process may result in changes in rates for certain exposure classes.

     Currently, a substantial portion of the Company's policies have January 1 effective dates. Premium is recognized as written in the quarter the policy is effective, yet the premiums are earned ratably throughout the year. As the Company expands geographically, new policies are being written with effective dates other than January 1.

     Reinsurance. The Company reinsures its risks primarily under two reinsurance contracts, a specific excess of loss treaty ("Specific Contract") and an aggregate excess of loss treaty ("Aggregate Contract"). Under the Specific Contract, the Company's retention for casualty business is $10 million per loss. For medical professional liability and commercial general liability business, coverage is provided up to $65 million per loss above the retention. For other casualty business, coverage is provided up to $15 million per loss above the retention. Property coverage is also provided under the Specific Contract in the amount of $14.5 million in excess of a Company retention of $500,000 per loss per policy. The Company retains an 8% co-participation in covered losses. The Company has maintained specific excess of loss reinsurance coverage generally similar to that described for several years.

     The Aggregate Contract provides several coverages on an aggregate excess of loss, specific excess of loss, and quota share basis. The primary coverage afforded under the Aggregate Contract attaches above a Company retention measured as a 75% loss and allocated loss adjustment expense ratio ("loss and ALAE ratio"). Reinsurers provide coverage for an additional 75% loss and ALAE ratio, with an aggregate annual limit of $200 million. The Company has maintained aggregate excess of loss coverage substantially similar to that just described since 1993.

     The Company's aggregate reinsurance contracts are maintained on a funds withheld basis whereby the Company holds the ceded premiums in a funds withheld account for purposes of paying losses and related loss adjustment expenses. Interest charges are credited on funds withheld at predetermined contractual rates.

     Loss and LAE Reserves. The determination of loss and LAE reserves involves the projection of ultimate losses through an actuarial analysis of the claims history of the Company and other professional liability insurers, subject to adjustments deemed appropriate by the Company due to changing circumstances. Included in the Company's claims history are losses and LAE paid by the Company in prior periods, and case reserves for anticipated losses and ALAE developed by the Company's claim department as claims are reported and investigated. Management relies primarily on such historical loss experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience despite the uncertainties in loss trends and the delays in reporting and settling claims. As additional information becomes available, the estimates reflected in earlier loss reserves may be revised. Any increase in the amount of aggregate reserves reported in the financial statements, including reserves for insured events of prior years, could have a material adverse effect on the Company's results of operations for the period in which the adjustments are made.

     There are significant inherent uncertainties in estimating ultimate losses in the casualty insurance business and these uncertainties are increased in periods when a company is expanding into new markets with new distribution channels. The uncertainties are even greater for companies writing long-tail casualty insurance, such as medical malpractice insurance, and in particular the occurrence or occurrence-like coverages that substantially make up the Company's current reserves. These additional uncertainties are due primarily to the longer period of time during which an insured may seek coverage for a claim in respect of an occurrence or occurrence-like policy as opposed to a claims made policy. With the longer claim reporting and development period, reserves are more likely to be impacted by, among other factors, changes in judicial liability standards and interpretation of insurance contracts, changes in the rate of inflation and changes in the propensities of individuals to file claims.

     The Company offered traditional occurrence coverage from 1977 through 1986 and has offered a form of occurrence-like coverage, "modified claims made," from 1987 to the present. The Company's modified claims made policy is the PPP. Under the PPP, coverage is provided for claims reported to the Company during the policy period arising from incidents since inception of the policy. The PPP includes "tail coverage" for claims reported after expiration of the policy for occurrences during the policy period and thus is reserved on an occurrence basis. Loss and LAE reserves carried for this policy and traditional occurrence policies constitute approximately 87% of the gross loss and LAE reserves at December 31, 1998.

     With the additional uncertainties associated with occurrence business, as discussed above, incurred but not reported ("IBNR") reserves have consistently represented a majority of the gross reserves recorded by the Company.

     The Company uses a disciplined approach to setting and adjusting financial statement loss and LAE reserves that begins with the claims adjudication process. Claims examiners establish case reserves by a process that includes extensive development and use of statistical information that allows for comparison of individual claim characteristics against historical patterns and emerging trends. This process also provides critical information for use in pricing of products and establishing the IBNR component of the financial statement reserves.

     Initially, the Company establishes its best estimate of loss and LAE reserves using pricing assumptions. The reserves are evaluated every quarter and annually and are adjusted thereafter as circumstances warrant. These periodic evaluations include a variety of loss development techniques that incorporate various data accumulated in the claims settlement process including paid and incurred loss data, accident year development statistics, and loss ratio analyses. Important in these analyses are considerations of the amounts for which claims have settled in comparison to the case reserves held at settlement. Case reserves are eliminated upon settlement of related claims. Actual settlement amounts above or below case reserves are then regularly evaluated to determine whether estimated ultimate losses by accident year, including IBNR reserves, should be adjusted. Changes to aggregate reserves reported in the financial statements are made based upon the extent and nature of these variances over the long claim development period together with changes in estimates of the total number of claims to be settled. As a final test of management's determination as to whether it believes that aggregate reserves reported in the financial statements are adequate and appropriate, management considers the detailed analysis performed by the actuarial staff of its independent auditors in connection with the audit of the Company's financial statements.


     The aggregate reserves reported in the financial statements represent management's best estimate of the remaining costs of settling all incurred claims. The Company increased prior year gross reserves by $0.2 million and $3.8 million during 1997 and 1998, respectively and decreased prior year gross reserves by

$0.8 million during the three months ended March 31, 1999. No adjustment to prior year aggregate reserves was made in 1996 or during the three months ended March 31, 1998.


     The Company is currently expanding its operations into a number of states, and the Company expects that the majority of the policies issued in such states will be on a claims made basis. See "Business -- Product Offerings." As a result, the Company believes that as claims made reserves begin to comprise a greater percentage of aggregate reserves it is likely that more frequent adjustments to aggregate reserves recorded in the financial statements will become necessary because the reporting period for claims made policies is shorter, which facilitates the ability of the Company to more quickly determine ultimate losses.

     Underwriting Expenses. The Company's continued expansion into other states and markets will most likely increase underwriting expenses. The Company believes that its plan of expansion through broker and agent distribution channels will increase its marketing expenses, but it also believes that this relationship will reduce the need to make other significant expenditures in order to expand into other states. Commissions for policies sold on a brokerage basis typically range from 2.0% to 12.5% of premiums, whereas the Company does not incur commissions on products it sells directly. To the extent that brokered business represents an increased percentage of the Company's business in the future, expense ratios will continue to increase.


RESULTS OF OPERATIONS



THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1998



     Direct premiums written. Direct premiums written were $141.5 million for the three months ended March 31, 1999, a decrease of $2.0 million, or 1.4%, from direct premiums written of $143.5 million for the three months ended March 31, 1998. This net decrease in direct premiums written was composed of an increase of $7.5 million in direct premiums written in New Jersey and a net increase of $1.2 million in other states, offset by decreases in Ohio, Kentucky and Pennsylvania of $4.2 million, $3.3 million and $3.2 million, respectively. The increase in New Jersey direct premiums written is the net effect of a rate increase taken as of January 1, 1999 as well as a net increase in new physician group business. The net decreases in Ohio and Kentucky occurred primarily because policies written in the three months ended March 31, 1998 with effective dates prior to January 1, 1998 were renewed in the third and fourth quarters of 1998. The net decrease in Pennsylvania resulted from the loss of $1.7 million of business with physicians and surgeons following a rate increase which is applicable for policies renewing after January 1, 1999, and the non-renewal of a large institutional account, and was partially offset by new physician business written during the quarter. A substantial portion of the Company's policies are written with effective dates commencing January 1. Direct premiums written for the three months ended March 31, 1998, constituted 62.3% of total direct premiums written in 1998. A similar, but somewhat lower ratio is expected for 1999 as the proportion of business with effective dates other than January 1, principally written outside of New Jersey and Pennsylvania, continues to rise.



     Net premiums earned. Net premiums earned increased approximately $9.8 million, or 27.3% to $45.6 million, for the three months ended March 31, 1999 from $35.8 million for the three months ended March 31, 1998. This increase is mainly attributable to increased direct premiums written during the latter half of 1998 that are being earned during 1999, including, particularly, several new large institutional policies written in Pennsylvania and Connecticut during the third quarter of 1998.



     Net investment income. Net investment income increased approximately $2.6 million or 17.5% to $17.4 million for the three months ended March 31, 1999 from $14.8 million for the same period in 1998. Average invested assets increased to approximately $1.2 billion during the three months ended March 31, 1999 compared to approximately $1.0 billion for the same period last year. The average annualized pre-tax yield on the investment portfolio increased to 5.72% for the three months ended March 31, 1999 from 5.71% for the same period in 1998 primarily as a result of changes in asset allocation with an increased concentration in higher pre-tax yielding securities.



     Realized investment gains (losses). Net realized investment gains (losses) decreased approximately $1.9 million to a $0.5 million net realized loss for the three months ended March 31, 1999 compared to a $1.4 million net realized gain for the same period in 1998. In 1999, the losses are due to bond sales in a slightly increasing interest rate environment. In 1998, substantially all of the gains resulted from the sale of bonds in a generally falling interest rate environment.

     Other revenue. Other revenue decreased approximately $0.1 million or 48.2%, to $0.2 million for the three months ended March 31, 1999 from $0.3 million for the same period last year and is composed primarily of finance charge income associated with the Company's financing of policyholder premiums, which declined as the Company outsourced its installment payment plans in the second quarter of 1998.



     Losses and loss adjustment expenses (LAE). The provision for losses and LAE increased $6.9 million, or 19.4%, to $43.0 million for the three months ended March 31, 1999 from $36.1 million for the three months ended March 31, 1998. The provision for losses and LAE is net of ceded losses and LAE of $12.7 million and $15.5 million for the three months ended March 31, 1999 and 1998, respectively. The ratio of net losses and LAE to net earned premiums declined to 94.4% for the three months ended March 31, 1999 from 100.7% for the same period in 1998. This decrease in loss and LAE ratio is principally attributable to a net reduction in the gross loss and ALAE ratio on the Company's occurrence business for 1999, combined with an increasing portion of the Company's expansion business being written on a claims made basis which is expected to result in a lower ultimate loss and LAE ratio. Changes in loss and LAE reserves held on 1994 and prior accident years also impacted the provision for loss and LAE and the ratio of net loss and LAE to earned premium for the three months ended March 31, 1999. The changes in loss and LAE reserves held on 1994 and prior accident years were as follows: gross loss and LAE reserves were reduced by $0.8 million, ceded loss and LAE reserves were reduced by $1.6 million, and ceded earned premiums were reduced by $0.4 million for the three months ended March 31, 1999. There were no adjustments made to loss and LAE reserves held on prior accident years for the three months ended March 31, 1998.



     Underwriting expenses. Underwriting expenses increased $1.1 million or 13.7% to $9.3 million for the three months ended March 31, 1999, from $8.2 million for the three months ended March 31, 1998. The expense ratio was 20.4% for the three months ended March 31, 1999 compared to 22.9% for the same period in 1998. The increase in expenses was attributable to the cost of acquiring new business, primarily through a broker distribution network, and to the increased cost of facilities and staff necessary to service the increased volume of business activity in 1999. The expense ratio declined in the three months ended March 31, 1999 as compared to the three months ended March 31, 1998 primarily as the result of greater economies of scale present with the larger premium in 1999.



     Funds held charges. Funds held charges increased $0.2 million, or 3.2%, to $4.3 million for the three months ended March 31, 1999, from $4.1 million for the three months ended March 31, 1998. Although there was an increase from March 31, 1998 to March 31, 1999 charges, the ratio of funds held charges to balances at December 31, 1997 and December 31, 1998 decreased from 2.3% to 1.9%. The decrease in the ratio of funds held charges to the beginning funds held balance is the result of three principal factors: an adjustment to funds held charges of $0.2 million related to the 1994 aggregate reinsurance contract as the result of a reduction in ceded losses for the three months ended March 31, 1999; reduced funds held charges resulting from adjustments to ceded losses made during the fourth quarter of 1998; and a lower contractual funds held charge rate applicable to the 1998 and 1999 aggregate reinsurance contracts. Funds held charges are calculated based upon beginning of quarter funds held balances.



     Income taxes. Income taxes increased approximately $0.9 million to $1.4 million for the three months ended March 31, 1999, resulting in an effective tax rate of 23.3%, compared to $0.5 million and an effective tax rate of 13.5% for the same period in 1998. This increase was primarily attributable to an increase in pre-tax income in 1999 of $2.0 million resulting in additional tax of $0.7 million at a 35% rate, and an increase in taxes of $0.2 million associated with a reduction in tax-exempt interest and other items in 1999.



     Net income. Net income was $4.6 million for the three months ended March 31, 1999, an increase of 33.1% from net income of $3.5 million for the three months ended March 31, 1998. This net increase was the result of increased earned premiums and investment income, somewhat offset by less than proportional increases in incurred losses and LAE and in underwriting expenses, and also somewhat offset by a $1.9 million reduction in realized gains.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

     Direct premiums written. Direct premiums written were $230.3 million for the year ended December 31, 1998, a $67.9 million or 41.8% increase over the $162.4 million written during 1997. Of this $67.9 million increase, approximately $16 million is attributable to policies effective toward the end of 1997 that were issued in 1998. An increase of $29.9 million of premiums written in Connecticut and Pennsylvania was primarily a result of successful marketing efforts directed at large medical institutions in these states during the third quarter of 1998. Individual physician and surgeon premiums written in Ohio and Kentucky increased by $19.4 million primarily due to successful marketing efforts directed at former policyholders of PIE Mutual Insurance Company ("PIE Mutual"), an insurer which ceased writing business in these states during 1997. Additional premium written increases of $21.5 million primarily occurred in Maryland, Texas, Massachusetts, Michigan and Illinois as a result of successful marketing efforts to physicians, surgeons and institutions in these targeted expansion states. This increase in business written outside of New Jersey more than offset a net $2.9 million decrease in New Jersey direct premiums written for the year ended December 31, 1998, as compared to the year ended December 31, 1997. The net decrease in New Jersey business during 1998 was composed of an increase of $1.6 million in 1998 policy year premiums and a decrease of $4.5 million relating to policies that normally would have renewed January 1, 1998, but which were accelerated to November, 1997 as part of the Company's competitive strategy. The Company's decision to accelerate the renewal of such policies reduced the concentration of premium renewals, which substantially exposed the Company's book of business to market competition in one time period. Additional direct premiums written were therefore recognized in 1997 which would have otherwise been recognized in 1998 but for this change. The acceleration of premiums written had no impact on net premiums earned in 1997 or 1998. The Company's geographic expansion is continuing to reduce the concentration of business in New Jersey which comprised 50% of direct premiums written for the year ended December 31, 1998, as compared to approximately 73% in 1997 and 89% in 1996.

     Net premiums earned. Net premiums earned increased approximately $39.2 million, or 31.8% to $162.5 million, for the year ended December 31, 1998 from $123.3 million for the same period in 1997. This increase is generally consistent with the increase in direct premiums written.


     Net investment income. Net investment income increased approximately $11.2 million or 20.8% to $65.1 million for the year ended December 31, 1998 from $53.9 million for the same period in 1997. Average invested assets increased to approximately $1.1 billion during the year ended December 31, 1998 compared to approximately $1.0 billion for the same period last year. The average annualized pre-tax yield on the investment portfolio increased to 5.88% for the year ended December 31, 1998 from 5.61% for the same period in 1997, primarily as a result of changes in asset allocation with an increased concentration in higher pre-tax yielding securities and a corresponding decrease in government and tax exempt security holdings.


     Realized investment gains. Net realized investment gains increased approximately $26.1 million to $36.4 million for the year ended December 31, 1998 compared to $10.3 million for the same period in 1997. In 1998, the Company implemented an "equity collar" around its equity securities of $85 million. An "equity collar" is an option position created with the simultaneous purchase and sale of an equal number of put and call options. This resulting option position establishes, for a specified time period, both a ceiling and a floor with respect to the financial performance of the underlying asset upon which the equity collar is established. The purpose of the collar was to reduce equity market volatility and to stabilize unassigned surplus. The collar was constructed using European-style S&P 500 options. A "European-style" option is an option contract that may be exercised only upon expiration of the contract whereas an "American-style" option may be exercised at any time prior to the expiration of the contract. The reference to "S&P 500" refers to the underlying asset upon which the option contract's value will be based. To minimize loss exposure due to credit risk, the Company utilized intermediaries with a Standard and Poor's rating of "AA" or better. Approximately $24.4 million of the net gains realized during 1998 resulted from the liquidation of the Company's equity portfolio during the third quarter of 1998. This net gain was comprised of a gain of approximately $38.4 million on the disposition of the equities, which was partially offset by a $14.0 million loss realized (since gains were capped at 5% by the equity collar and any gains above the equity collar are treated as a realized loss to be offset against the gross realized gains) on the expiration of the Company's equity collar position on July 13, 1998.

     In July 1998, the Company liquidated its equity portfolio as part of a medium term portfolio strategy which the Company believes will increase investment yield. Following liquidation, the proceeds were reinvested in fixed income securities. The remaining $12.0 million of gains recognized during 1998 pertain to the sale of government and tax exempt bonds in a generally falling interest rate environment.

     Other revenue. Other revenue decreased approximately $2.0 million or 69.1% to $0.9 million for the year ended December 31, 1998 from $2.9 million for the same period last year and is composed primarily of finance charge income associated with the Company's financing of policyholder premiums, which declined as the Company outsourced its installment payment plans in the second quarter of 1998.

     Losses and loss adjustment expenses (LAE). The provision for losses and LAE increased $35.4 million or 29.4% to $155.9 million for the year ended December 31, 1998 from $120.5 million for the same period in 1997. As a percentage of earned premiums, however, incurred losses and LAE decreased to 95.9% for the year ended December 31, 1998 from 97.7% for the same period in 1997. The decrease in the loss ratio is principally attributable to an increasing portion of the Company's business being written on a claims made basis which resulted from the Company's geographic expansion. The provision for losses and LAE for the year ended December 31, 1998 included favorable reserve development of $2.1 million relating to prior years, the net result of adverse gross reserve development of $3.8 million offset by favorable development of ceded reserves of $5.9 million. The provision for losses and LAE for the year ended December 31, 1997 included no development relating to prior years. At December 31, 1998 and 1997, reserves for gross losses and allocated loss adjustment expenses on incurred but not reported claims amounted to $623.8 million and $591.2 million respectively, of which $436.3 million and $430.3 million related to prior years. While certain individual cases were settled during the years ended 1998 and 1997 at values more or less than specific case reserve amounts established in prior years, there were no overall indications that prior established aggregate reserves, including the significant portion of reserves for incurred but not reported claims, should be adjusted beyond the amounts recorded. Medical malpractice business, particularly occurrence or occurrence-like coverage, has a very long development period. Cases may take years to be reported, and as a rule, take several years to adjust, settle or litigate. The provision for losses and LAE is net of $62.4 million and $68.9 million for the years ended December 31, 1998 and 1997, respectively, of incurred losses and LAE ceded to reinsurers, primarily on a funds withheld basis.

     Additionally, the aggregate excess reinsurance contracts, in place since 1993, provide coverage for losses and allocated loss adjustment expenses above aggregate retentions. The aggregate excess reinsurance contracts, therefore, have the effect of holding net incurred losses and allocated loss adjustment expenses at a constant level as long as losses and allocated loss adjustment expenses remain within the coverage limits, which was the case for the years ended December 31, 1998 and 1997.

     Underwriting expenses. Underwriting expenses increased $16.6 million or 65.5% to $42.1 million for the year ended December 31, 1998, from $25.4 million for the year ended December 31, 1997. The expense ratio was 25.9% for the year ended December 31, 1998 compared to 20.6% for the same period in 1997. Approximately $5.5 million of this increase was attributable to the cost of acquiring new business, primarily through a broker distribution network, and an additional $10.1 million related to the expansion of both facilities and staff necessary to service the increased volume of business activity in 1998. Also in 1998, the Company recognized approximately $1.0 million in connection with guaranty fund assessments associated with insurance company insolvencies, primarily in Pennsylvania and Ohio which are not offset against premium taxes.

     Funds held charges. Funds held charges of $13.4 million remained unchanged from 1997 and relate primarily to the interest credited on amounts held under ceded aggregate reinsurance contracts in effect since 1993. This result is the net effect of an increase of $1.9 million in interest expense accrued on funds held under the aggregate reinsurance agreements, consistent with the increase in the related funds held balances, reduced by an adjustment to funds held interest of $1.9 million associated with adjustments to losses and premium ceded under those reinsurance contracts.

     Impairment of capitalized system development costs. Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" ("SFAS No. 121") requires recognition of impairment losses for long-lived assets whenever events or changes in circumstances result in the carrying amount of an asset to exceed the sum of the expected future cash flow associated with the asset. During 1998 management replaced its policy administration system and accordingly recognized a $12.7 million pre-tax charge which represents the net book value of capitalized costs associated with the old computer system, which is no longer being used for the Company's operations.

     Income taxes. Income taxes increased approximately $9.2 million to $11.2 million for the year ended December 31, 1998, resulting in an effective tax rate of 27.3%, compared to $2.0 million and an effective tax rate of 6.4% for the year ended December 31, 1997. This increase was primarily attributable to three factors: an increase in pre-tax income in 1998 of $9.8 million resulting in additional tax of $3.4 million at a 35% rate; an increase in taxes of $0.8 million associated with a reduction in tax exempt interest in 1998; and release of a provision of $4.2 million for tax contingencies in 1997.

     Net income. Net income was $29.7 million for the year ended December 31, 1998, a 2.1% increase from the $29.1 million for the year ended December 31, 1997. This increase was the net result of a number of factors, but is primarily due to higher realized gains and net investment income, partially offset by higher underwriting costs and income taxes and the one time charge of $12.7 million for the impairment of capitalized system development costs.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Direct premiums written. Direct premiums written were $162.4 million for the year ended December 31, 1997, a $19.2 million or 13.4% increase over the $143.2 million for the year ended December 31, 1996, as the Company significantly accelerated its geographic expansion. An almost three-fold increase (to $44.1 million) in premiums written outside of New Jersey more than offset a 7.3% decrease (to $118.3 million) in New Jersey business, which was primarily attributable to policies that were not renewed due to rate increases for certain exposure classes that resulted from the Company's annual underwriting process.

     Net premiums earned. Net premiums earned were $123.3 million for the year ended December 31, 1997, an increase of 14.3% over the $107.9 million for the year ended December 31, 1996. This increase is generally consistent with the increase in direct premiums written.


     Net Investment Income. Net investment income was $53.9 million for the year ended December 31, 1997, an increase of 9.7% over the $49.1 million for the year ended December 31, 1996. Cash flow from operations of $64.0 million for the year ended December 31, 1997 provided the majority of the increase in the Company's invested asset base which totaled approximately $1 billion at December 31, 1997. Although the invested asset base increased, the pre-tax book yield on invested assets remained comparable at approximately 5.6%.


     Realized investment gains. Net realized investment gains were approximately $10.3 million for the year ended December 31, 1997 compared to $5.8 million for the year ended December 31, 1996. Substantially all of these gains resulted from the sale of equity securities during 1997 and from the sale of bonds in 1996.

     Other revenue. Other revenue was $2.9 million for the year ended December 31, 1997, a decrease of 8.8% from the $3.2 million for the year ended December 31, 1996 and is composed primarily of finance charge income associated with the Company's financing of policyholder premiums.

     Losses and loss adjustment expenses (LAE). The provision for losses and LAE was $120.5 million for the year ended December 31, 1997, an increase of 9.0% over the $110.6 million for the year ended December 31, 1996. The loss and LAE ratio was 97.7% for the year ended December 31, 1997 compared to 102.5% for 1996. The decrease in the loss and LAE ratio is primarily attributed to changes in the Company's business mix with an increasing amount of policies being issued on a claims made basis. The provision for net losses and LAE for the years ended December 31, 1997 and 1996 included no development relating to prior years. Gross loss and loss adjustment expenses incurred related to prior years increased by $0.2 million for the year ended December 31, 1997 and did not change for the year ended December 31, 1996. Reviews of gross losses and loss adjustment expenses conducted as of December 31, 1996 and 1997 did not indicate a basis to further revise prior estimates at December 31, 1997 or December 31, 1996. At December 31, 1996 and 1997, reserves for gross losses and allocated loss adjustment expenses on incurred but not reported claims amounted to $500.0 million and $591.2 million, respectively, of which $350.9 million and $430.3 million related to prior years. While certain individual cases were settled during 1996 and 1997 at values more or less than specific case reserve amounts established in prior years, there were no overall indications that prior established financial reserves, including the significant portion of reserves for incurred but not reported claims, should be adjusted. Medical malpractice business, particularly occurrence or occurrence-like coverage, has a very long development period. Cases may take years to be reported, and as a rule, take several years to adjust, settle or litigate. The provision for losses and LAE is net of $68.9 million for the year ended December 31, 1997 and $56.8 million for the year ended December 31, 1996 of incurred losses and LAE ceded to reinsurers.

     Additionally, the aggregate excess reinsurance contracts, in place since 1993, provide coverage for losses and allocated loss adjustment expenses above aggregate retentions. The aggregate excess reinsurance contracts, therefore, have the effect of holding net incurred losses and allocated loss adjustment expenses at a constant level as long as losses and allocated loss adjustment expenses remain within the coverage limits, which occurred for the years ended December 31, 1996 and 1997.

     Underwriting expenses. Underwriting expenses were $25.4 million for the year ended December 31, 1997, an increase of 44.8% over the $17.6 million for the year ended December 31, 1996. The expense ratio was 20.6% for the year ended December 31, 1997 compared to 16.3% for the year ended December 31, 1996. Approximately $5.0 million of the increase is attributable to staffing, commissions, premium taxes and facilities costs related to the Company's geographic expansion and increases in direct premiums earned. Additional increases of approximately $1.6 million are related to various consulting projects geared towards business process enhancements and approximately $0.6 million relates to an increase in the reserve for uncollectible accounts receivable with the remaining increases attributable to the Company's geographic expansion.

     Funds held charges. Funds held charges of $13.4 million for the year ended December 31, 1997 increased by $3.1 million or 30.1% over the $10.3 million for the year ended December 31, 1996 and relate to the interest credited on amounts held under certain ceded aggregate excess reinsurance contracts. This increase is the result of the net effect of the increase in interest expense accrued on funds held under these contracts, consistent with the increase in the related funds held balances.

     Income Taxes. Income taxes were $2.0 million for the year ended December 31, 1997, a decrease of 79.9% from the $10.0 million for the year ended December 31, 1996. The effective tax rate was 6.4% for the year ended December 31, 1997 compared to 36.2% for 1996, primarily due to the reversal of reserves for potential tax contingencies, the majority of which were provided for in 1996 and which were resolved in the Company's favor in 1997.

     Net income. Net income was $29.1 million for the year ended December 31, 1997, a 65.5% increase from the $17.6 million for the year ended December 31, 1996, principally as a result of higher investment income and realized investment gains and lower income taxes.

FINANCIAL CONDITION


     Cash and invested assets. Aggregate invested assets, including cash and short term investments, were $1,285.0 million at March 31, 1999 and $1,167.1 million and $1,031.8 million at December 31, 1998 and 1997, respectively. The increase in invested assets between December 31, 1997 and December 31, 1998 and March 31, 1999 resulted primarily from cash flow from operations generated during the period.



     Fixed maturities available for sale, including short-term investments, aggregated approximately $1,280.6 million, or 99.7% of the investment portfolio of the Company as of March 31, 1999. At that date, the average credit quality of the fixed income portfolio was "AA-," as defined by Standard & Poor's, while the total portfolio effective duration (including short-term investments) was 5.24 years.


     In 1997, the Company implemented an "equity collar" around its equity securities of $81.6 million. An "equity collar" is an option position created with the simultaneous purchase and sale of an equal number of put and call options. This resulting option position establishes, for a specified time period, both a ceiling and a floor with respect to the financial performance of the underlying asset upon which the equity collar is established. The collar transaction was executed on July 8, 1997 and expired on January 2, 1998. The purpose of the collar was to reduce equity market volatility and to stabilize unassigned surplus. The collar was constructed using European-style S&P 500 options, and as of December 31, 1997, the collar had no unrealized gain or loss. A "European-style" option is an option contract that may be exercised only upon expiration of the contract whereas an "American-style" option may be exercised at any time prior to the expiration of the contract. The reference to "S&P 500" refers to the underlying asset upon which the option contract's value will be based. To minimize loss exposure due to credit risk, the Company utilized intermediaries with a Standard and Poor's rating of "AA" or better.

     In 1998, another equity collar was implemented with a notional value of $85 million around the equity portfolio. Again the purpose of the collar was to reduce equity market volatility and to stabilize unassigned surplus. The collar was constructed using European style S&P 500 options. The collar transaction was executed on January 13, 1998 and expired on July 13, 1998.

     Since the expiration of the equity collar mentioned above, the Company has not held any derivative investments.

     In July 1998, the Company liquidated its equity portfolio as part of a medium term portfolio strategy that the Company believes will increase investment yield. Following liquidation, the proceeds were reinvested in fixed maturity securities.


     Unpaid losses and LAE, reinsurance recoverable on unpaid losses and LAE and funds held under reinsurance treaties. Gross unpaid losses and LAE were $972.6 million at March 31, 1999 and $951.7 million and $876.7 million at December 31, 1998 and 1997, respectively. Reinsurance recoverable on unpaid losses and LAE was $336.9 million at March 31, 1999 and $325.8 million and $270.7 million at December 31, 1998 and 1997, respectively. Funds held under reinsurance treaties, which are unrestricted, collateralize a significant portion of reinsurance recoverable on unpaid losses and LAE and were $233.6 million at March 31, 1999, and $228.1 million and $182.6 million at December 31, 1998 and 1997, respectively. The increases in these amounts were consistent with the continued growth in the Company's book of business.



     Equity. Total equity was $317.4 million at March 31, 1999 and $322.8 million and $310.0 million at December 31, 1998 and 1997, respectively. The net decrease from December 31, 1998 to March 31, 1999 was attributable to net income of $4.6 million offset by changes in unrealized net depreciation on investments, net of taxes of $10.0 million included in accumulated other comprehensive income. The increase from December 31, 1997 to December 31, 1998 was attributable to net income and changes in unrealized net appreciation of investments.



LIQUIDITY AND CAPITAL RESOURCES


     The MIIX Group, Incorporated. The MIIX Group is a holding company whose only material assets immediately after the Reorganization will be the capital stock of MIIX Insurance and the Attorney-in-Fact. The net proceeds of the Offering will be used for general corporate purposes, which may include, without limitation, capitalizing The MIIX Group's subsidiaries in order to support their continued growth and for financing potential acquisitions. The MIIX Group's ongoing cash flow will consist primarily of dividends and other permissible payments from its subsidiaries. The MIIX Group will depend upon such payments for funds for general corporate purposes and for the payment of dividends on the Common Stock.

     The payment of dividends to The MIIX Group by MIIX Insurance will be subject to limitations imposed by the New Jersey Holding Company Act. Based upon these limitations, the maximum amount that will be available for payment of dividends to The MIIX Group by MIIX Insurance in any year without the prior approval of regulatory authorities is subject to restrictions related to surplus and net income. MIIX Insurance's future cash flow available to The MIIX Group may be influenced by a variety of factors, including cyclical changes in the medical malpractice insurance market, MIIX Insurance's financial results, insurance regulatory changes, including changes in the limitations imposed by the New Jersey Holding Company Act on the payment of dividends by MIIX Insurance, and changes in general economic conditions. The MIIX Group expects that the current limitations that will be imposed on MIIX Insurance should not affect its ability to declare and pay dividends sufficient to support The MIIX Group's initial dividend policy. See "Risk Factors -- Holding Company Structure; Limitation on Dividends," "Dividend Policy" and "Business --
Regulation -- Regulation of Dividends from Insurance Subsidiaries."

     MIIX Insurance. The primary sources of MIIX Insurance's liquidity, on both a short- and long-term basis, will be funds provided by insurance premiums collected, net investment income, recoveries from reinsurance and proceeds from the maturity or sale of invested assets. Funds are generally used to pay claims, LAE, operating expenses, reinsurance premiums and taxes. The Company's net cash flow from operating activities was approximately $71.7 million and $55.0 million for the three months ended March 31, 1999 and 1998, respectively, and $90.1 million, $64.0 million and $43.2 million for the years ended December 31, 1998, 1997 and 1996, respectively. The higher amount of cash flow from operations in 1998 compared to 1997 was principally due to an increase in collected premiums in 1998 somewhat offset by increases in paid losses and loss adjustment expenses and in paid underwriting expenses during 1998. Because of the inherent unpredictability related to the timing of the payment of claims, it is not unusual for cash flow from operations for a medical malpractice insurance company to vary, perhaps substantially, from year to year.



     The Company held collateral of $233.6 million at March 31, 1999 and $228.1 million and $182.6 million at December 31, 1998 and 1997 respectively, in the form of funds withheld, for recoverable amounts on ceded unpaid losses and loss adjustment expenses under certain reinsurance agreements. Under the contracts, reinsurers may require that a trust fund be established to hold the collateral should one or more triggering events occur, such as a downgrade in the Company's A.M. Best rating to B+ or lower, or a reduction in statutory capital and surplus to less than $60 million. Otherwise, no restrictions are placed on investments held in support of the funds withheld. In accordance with the provisions of the reinsurance contracts, the funds withheld are credited with interest at contractual rates ranging from 7.5% to 8.6%, which is recorded as an expense in the year incurred.


     The Company invests its positive cash flow from operations in fixed maturity securities. The current investment strategy, which will be continued by MIIX Insurance immediately after the Reorganization, seeks to maximize after-tax income through a high quality, diversified, duration sensitive, taxable bond and tax-preferenced municipal bond portfolio, while maintaining an adequate level of liquidity.

     Based on historical trends, market conditions and its business plans, the Company believes that its sources of funds will be sufficient to meet its liquidity needs over the next 18 months and beyond. However, because economic, market, and regulatory conditions may change, there can be no assurance that the Company's funds will be sufficient to meet these liquidity needs.

     The Attorney-in-Fact currently leases the Company's headquarters in Lawrenceville, New Jersey from the Medical Society, a related party. The Company is considering purchasing this building. An independent appraisal firm has been retained by the Company to determine the fair market value of the property to assist both parties in negotiating the transaction.


RECENT DEVELOPMENTS



     The MIIX Group is currently negotiating the terms of a $35 million unsecured credit facility with First Union National Bank, a wholly owned subsidiary of First Union Corporation and an affiliate of First Union Capital Markets Corp. There can be no assurance that The MIIX Group will obtain a commitment for or enter into such credit facility.



     The Company undertook a restructuring during the second quarter of 1999 and on June 23 announced the reduction of regional and home office staff and the closing of regional offices in Boston and Atlanta to centralize their functions at the Company's home office. Management believes that the restructuring will allow the Company to operate with greater efficiency and cost-effectiveness as the Company's growth continues. The Company expects to recognize a charge in the second quarter of 1999 related to this restructuring of approximately $2 million.



     The Company currently has 44 insurance policies with the Manufacturers Life Insurance Company ("Manufacturers Life"). Manufacturers Life has notified the Company that it intends to demutualize, subject to a policyholder vote on July 29, 1999. Based on preliminary valuations supplied by Manufacturers Life, the Company expects to receive between $3.5 and $4.7 million in common stock and/or cash, should the demutualization be approved by Manufacturers Life's policyholders. The closing of such demutualization is scheduled to occur in late 1999. The Company will record a gain equal to the fair value of any cash or stock received upon receipt. There can be no assurance that such closing will take place.


YEAR 2000

     Because certain computer software programs have historically been designed to use a two-digit code to identify the year for date-sensitive material, such programs may not properly recognize post twentieth century dates. This could result in system failures and improper information processing that could disrupt the Company's business operations.


     The Company began evaluating this issue in 1996 in connection with an overall evaluation of the Company's systems and during 1997 assigned a project manager to study the Company's information systems and computers to determine whether they will appropriately handle post-1999 date codes. The identification of compliance issues included the Company's internal systems and processes, as well as exposure from service providers, brokers and other external business partners. Software applications, hardware and information technology ("I/T") infrastructure and non I/T systems such as the Company's telephone, security and heating and ventilating systems have been reviewed to identify those requiring upgrading or replacement to improve current computing capabilities and to ensure that they are Year 2000 compliant. In the course of evaluating the Year 2000 readiness of its internal systems, the Company determined that its claims administration system is not Year 2000 compliant. The Company has purchased a replacement system that the vendor has represented to be Year 2000 compliant and is expected to be operational in 1999. The Company has also determined that its telephone equipment is not Year 2000 compliant and is currently upgrading its telephone equipment to make it Year 2000 compliant. The new telephone equipment is expected to be operational in 1999.



     During 1997 and 1998 the Company upgraded all its I/T systems to improve their performance and efficiency. As part of this process, the Company obtained certifications from the vendors of such new systems that such systems would be Year 2000 compliant. The Company has conducted internal tests of its new systems to ensure that they are Year 2000 compliant and continues to conduct such tests. To date, such tests have not revealed any Year 2000 issues other than in connection with the claims administration system discussed above. However, the Company has retained an outside expert to independently evaluate the Year 2000 readiness of the Company's internal systems. The Company may also be adversely affected if Year 2000 issues result in additional claims being made against the Company's insureds. The Company's liability for such claims, if any, is not clearly established. A number of companies who underwrite liability coverage in the healthcare industry have submitted applications to various state regulators requesting that policy exclusions for such liability, if any, be approved. Other carriers have advised their clients of their intent to deny coverage in certain circumstances. The Company has not yet taken a formal position on the matter.


     The Company is in the process of sending inquiries to its service providers, brokers and other external business partners to determine whether they may experience Year 2000 problems that could affect the Company. Management is currently evaluating alternative contingency plans that could become necessary if its own or its significant external business partners' Year 2000 remediation efforts fail. Such alternatives will most likely involve the assignment of internal and external resources to process business manually during the duration of any non-compliance. All contingency planning and testing efforts are scheduled for completion in the third quarter of 1999. It is not possible at this time to estimate the cost, if any, of such contingency plans or system failures.


     Remediation costs to date (including expenditures associated with replacement systems) have been approximately $441,000 and are estimated to be less than $1 million through the completion of remediation, which is expected in 1999. These costs have been considered in preparing the Company's capital and operating budgets. There can be no assurance, however, that remediation efforts will be completed within these estimated costs and time periods. See "Risk Factors -- Year 2000; Information Technology."

                                    BUSINESS


     Based on direct premiums written in 1998, the Company is the leading provider of medical professional liability insurance in New Jersey and is ranked 8th among medical professional liability insurers in the United States. The Company currently insures approximately 16,300 physicians and other medical professionals who practice alone, in medical groups, clinics or in other health care organizations. The Company also insures more than 200 hospitals, extended care facilities, HMOs and other managed care organizations. The Company's business has historically been concentrated in New Jersey but has expanded to other states in recent years. The Company currently writes policies in 21 states and the District of Columbia. In 1998, approximately 50% of the Company's total direct premiums written were generated outside of New Jersey. For the three months ended March 31, 1999, approximately 23% of the Company's total direct premiums written were generated outside of New Jersey. Because a large portion of the Company's policies written outside of New Jersey are scheduled to renew during the balance of 1999, the Company expects that the percentage of its total direct premiums written outside of New Jersey in 1999 will more closely approximate the percentage for 1998 (approximately 50%) rather than the percentage for the first quarter of 1999 (approximately 23%). In addition to the Company's medical malpractice insurance operations, the Company also offers a broad range of complementary insurance products to its insureds and operates several fee-based consulting and other businesses.


     Medical professional liability insurance, also known as medical malpractice insurance, insures the physician, other medical professional or health care institution against liabilities arising from the rendering of, or failure to render, professional medical services. Under the typical medical professional liability policy, the insurer also is obligated to defend the insured against alleged claims.


     In 1998, total medical professional liability direct premiums written in the United States were approximately $6.0 billion, according to data compiled by A.M. Best, and in New Jersey were approximately $273.4 million, according to data compiled by OneSource. The Company's market share of such direct premiums written was 3.8% in the United States according to data compiled by A.M. Best and 41% in New Jersey according to data compiled by OneSource. In 1998, medical malpractice insurance accounted for approximately 97% of the Company's direct premiums written.



     The Company had total revenues and net income of $264.9 million and $29.7 million, respectively, for 1998 and $62.6 million and $4.6 million, respectively, for the three months ended March 31, 1999. As of March 31, 1999, the Company had total assets of $1.8 billion and total equity of $317.4 million.


     The Exchange was organized as a New Jersey reciprocal insurance exchange in 1977. A New Jersey reciprocal insurance exchange is an entity that may be formed by persons seeking a particular type of insurance coverage. In the case of the Exchange, medical and osteopathic physicians formed the Exchange to provide medical malpractice insurance. Under New Jersey law, the business of a reciprocal insurance exchange must be conducted by a separate entity acting as the attorney-in-fact of such exchange.

     The Attorney-in-Fact is a corporation that is wholly owned by the Medical Society and was originally formed to fulfill the statutory role of attorney-in-fact for the Exchange. In recent years the Attorney-in-Fact has diversified its business, but its principal activity continues to be managing the Exchange. The Attorney-in-Fact manages the Exchange, subject to the supervision of the Board of Governors, pursuant to a management contract that requires the Exchange to reimburse the costs of the Attorney-in-Fact. In addition to the power of attorney contained in such management contract, each member of the Exchange is required to execute a power of attorney in favor of the Attorney-in-Fact to affirm the Attorney-in-Fact's power to act on behalf of the Exchange pursuant to the management contract.

     The rights of a member of the Exchange are similar to the rights of a policyholder of other types of insurance companies. Because members of the Exchange are accorded certain voting rights, members' rights are more closely analogous to the rights of a person insured by a mutual insurance company than the rights of a person insured by a stock insurance company. Members' rights include the right to elect the Board of Governors, which has supervisory authority over the Attorney-in-Fact. Therefore, while the day-to-day affairs of the Exchange are managed by the Attorney-in-Fact, the Exchange is ultimately controlled by its members through their power to elect the Board of Governors.

     The Exchange has been operated to generate profits. Such profits are part of the Exchange's surplus account, and the application of such profits is in the Exchange's discretion. Neither the Attorney-in-Fact nor the Medical Society owns the Exchange or has any right to profits generated by the Exchange.

     The Exchange is permitted by law to engage in any line of insurance permitted by its rules and regulations, its certificate of authority, and applicable New Jersey laws. All aspects of the Exchange's operations are regulated by state regulatory authorities, particularly the regulatory authorities of New Jersey, which is the state in which the Exchange is domiciled. State laws regulate the process of soliciting insurance, the underwriting of insurance, the rates charged, the nature of insurance products sold, the financial accounting methods of the insurer, the amount of money required to be maintained by the insurer to guard against insolvency, and many other aspects of the day-to-day operations of the Exchange. See "Business -- Regulation."

     The wholly owned subsidiaries of the Attorney-in-Fact offer a wide range of reinsurance products, healthcare and financial consulting services to the medical profession, healthcare institutions and other parties unrelated to the Company.

     Hamilton National Leasing is a middle-market leasing company for medical and other equipment primarily to parties unrelated to the Company. Pegasus Advisors, Inc. is a reinsurance consultant/broker specializing in the design and placement of customized reinsurance programs for the Company and other unrelated insurance and reinsurance companies. Medical Brokers, Inc., fully licensed in New Jersey, provides insurance broker services and sells other insurance not underwritten by the Exchange. MIIX Healthcare Group, Inc. provides comprehensive consulting services designed to assist physicians, institutions and organizations in the healthcare industry. Lawrenceville Re is a reinsurance company domiciled in Bermuda designed to provide customized reinsurance solutions to large health care institutions.

     The Exchange was initially capitalized through the issuance of non-interest-bearing subordinated loan certificates in an aggregate principal amount of $22.9 million. These certificates were issued in varying principal amounts to many of the physicians who were initial members. The loan certificates have been redeemed, with the last such redemption occurring in 1995. As an insurer, the Exchange is required to maintain levels of capital and surplus as determined by the insurance regulators of certain states. See "Business -- Regulation -- Insurance Company Regulation." The Exchange has been operated to generate profits. Such profits are part of the Exchange's surplus account, and the application of such profits is in the Exchange's discretion. The profits from the Exchange's operations are retained in a surplus account.

     American Medical Mutual, Inc., a Vermont domiciled risk retention group ("AMM"), is an underwriter of professional liability insurance for physicians. AMM is managed by the Attorney-in-Fact through an insurance services agreement. All medical professional liability coverage written by AMM is reinsured by the Exchange under a quota share contract and two excess of loss contracts.

BUSINESS STRATEGY

     The Company has adopted a strategy which it believes will allow it to compete effectively and create long-term growth. To maximize the strategy's effectiveness, the Company has adopted the Plan of Reorganization to convert from a reciprocal insurer to a stock insurer, which will provide the Company with greater flexibility and access to capital. See "The Reorganization." The Company's strategy is to:

        - continue to expand geographically by increasing the number of states in which the Company writes policies;

        - enhance product offerings to facilitate "one-stop shopping" for the Company's extensive customer base;

        - expand distribution channels;

        - maintain underwriting discipline to seek to assure that profitability, rather than premium volume, is emphasized;

        - take advantage of strategic acquisition opportunities; and

        - maintain the Company's historically close relationship with the medical community.

This strategy is designed to capitalize on the Company's strengths that have enabled it to achieve its current market position, including (i) its experience with, commitment to and focus on medical professional liability insurance, (ii) its history of providing a stable premium environment to its customers, (iii) the high level of service it delivers to insureds, including the aggressive defense of claims on their behalf, (iv) its "A (Excellent)" rating by A.M. Best,
(v) its capacity on a per insured basis, (vi) its ability to customize product features and programs to fit the needs of different customers and (vii) its close relationship with the medical community.


     Expand Geographically. From its inception in 1977 through 1990, all of the Company's business was written in New Jersey. In 1991, the Company began to write business in Pennsylvania and in 1996 began its expansion to other states. Since 1996, the Company has expanded its operations significantly and currently writes policies in 21 states and the District of Columbia. As a result of this expansion, the proportion of the Company's business written in states other than New Jersey has grown from approximately 11% in 1996 to 50% in 1998. See "Prospectus Summary -- The Company." In order to facilitate continued geographic expansion, the Company is in the process of obtaining authority to write medical professional liability policies in 10 other states. Over time, the Company intends to become licensed to write insurance in all 50 states, although the Company may choose not to write insurance in certain states based on market or regulatory conditions.


     Enhance Product Offerings. In addition to its core medical professional liability insurance products, the Company has developed other products and services for health care institutions. Additional products currently offered include comprehensive liability coverage for medical offices, directors and officers, managed care errors and omissions, employment practices, fiduciary, property and worker's compensation. Most of these coverages are underwritten by the Company; several products are marketed by the Company and underwritten by other insurance carriers with which the Company has developed strategic alliances. The Company has also introduced the option for large health care institutions to purchase excess insurance coverage on a multi-year basis for a guaranteed prepaid premium. The Company intends to continue to increase the number of products it offers to its customer base in order to be able to provide them with a full range of coverages.

     Expand Distribution Channels. The Company has traditionally written insurance on a direct basis in New Jersey. In connection with the Company's expansion outside New Jersey, the Company has increasingly utilized brokers and agents. In 1998, 63% of the Company's direct premiums written were generated through independent brokers and agents. By increasing its use of this distribution channel, the Company will be better positioned to achieve growth. In order to expand its distribution channels further, the Company intends to develop additional relationships with selected brokers and agents who have demonstrated expertise in the medical malpractice insurance market.

     Maintain Underwriting Discipline. The Company's experience with, commitment to and focus on medical professional liability insurance for over 20 years has allowed it to develop strong knowledge of the market and to build an extensive database of medical malpractice claims experience. The Company takes advantage of this specialized expertise in medical professional liability insurance to set premiums that it believes are appropriate for exposures being insured. As the Company expands its business, the Company intends to maintain underwriting discipline and emphasize profitability over premium growth.

     Take Advantage of Strategic Acquisition Opportunities. The Company believes that the Reorganization will better position the Company to make strategic acquisitions by providing greater access to capital as a source of financing and creating an attractive stock acquisition currency. The Company believes that consolidation will continue in the medical professional liability insurance industry and that opportunities to make a strategic acquisition may arise, thus providing an effective way to expand the Company's business, product offerings and geographic scope.

     Maintain Close Relationship with the Medical Community. Since its founding in 1977, the Company has maintained a close relationship with the medical community. In addition to the active involvement of practicing physicians on several of the Company's advisory committees, the Company and the medical professional liability insurance that it offers have the endorsements of different medical associations. The Company will continue to utilize practicing physicians on advisory committees to provide management with input on medical practice patterns, claims, customer needs and other relevant matters. In addition, the Company will endeavor to maintain its endorsements.

PRODUCT OFFERINGS

     The Company has developed a variety of insurance products to cover the professional liability exposure of individual and institutional health care providers. The Company's core products include medical professional liability insurance for individual providers, medical groups and health care institutions on a "claims made," "modified claims made" or "occurrence basis". See "Glossary of Selected Insurance Terms."

     In New Jersey, the Company offered physicians traditional occurrence coverage from 1977 through 1986 and has offered a form of occurrence-like coverage, "modified claims made," from 1987 to the present. The Company's modified claims made policy is called the PPP. Under the PPP, coverage is provided for claims reported to the Company during the policy period arising from incidents since inception of the policy. The PPP includes "tail coverage" for claims reported after the expiration of the policy for occurrences during the policy period. The premium for tail coverage is included as part of the annual premium, and the insured physician automatically receives tail coverage when the policy is terminated for any reason. The automatic provision for tail coverage in effect results in occurrence-like coverage provided under the PPP.


     Traditional claims made coverage is offered to institutions in New Jersey. In Pennsylvania traditional occurrence coverage is primarily offered to physicians and traditional claims made coverage is primarily offered to institutions. In other states, the Company issues policies primarily on a claims made coverage basis to physicians and institutions. Tail coverage may be offered as an endorsement to those accounts written on a pure claims made basis to extend the period when losses could be reported to the Company. Additional premium is collected at the time such endorsement is purchased by the insured. In a number of states, the Company offers policy limits up to $10,000,000 per incident and $12,000,000 in the aggregate for individual physicians. Policy limits of up to $75,000,000 per incident and in the aggregate are offered to institutions and medical groups.


     In addition to its core medical professional liability insurance products, the Company has developed other products and services for health care institutions. Expanded products offered include comprehensive liability coverage for medical offices, directors and officers, managed care errors and omissions, employment practices, fiduciary, property and worker's compensation.

     For premises liability and property exposures of medical offices, the Company offers the Medical Office Policy written on an occurrence basis. Commercial general liability coverage is offered on an occurrence basis only. Excess/umbrella liability covers excess of underlying policies or self-insured retentions. Directors and officers coverage and errors and omissions coverage are offered on a claims made basis. The Company has also introduced the option for large health care institutions to purchase excess insurance coverage on a multi-year basis for a guaranteed prepaid premium. Such coverages are also available with reinstatement options, combined with the ability to pre-purchase such options at the inception of the policy. The Company underwrites most of these coverages, and the remaining coverages are marketed by the Company and underwritten by other insurance carriers with which the Company has developed strategic alliances.

     Substantially all of the Company's policies are offered for periods of one year, with renewal occurring on the anniversary date of the policy inception. Premiums are recorded as earned over the life of the policy period. The PPP policy provides occurrence-like coverage, and accordingly the premiums are earned in the period the policy is written consistent with the recording of the expected ultimate loss and LAE reserves on an occurrence basis. A profile of the Company's direct premiums written is summarized in the table below.

                                                      FOR THE YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------------
                                              1996                 1997                 1998
                                        -----------------    -----------------    -----------------
                                                              (IN THOUSANDS)
                                                    % OF                 % OF                 % OF
                                           $        TOTAL       $        TOTAL       $        TOTAL
                                        --------    -----    --------    -----    --------    -----
Professional Liability Products
  Occurrence/Occurrence-like........    $131,565      92%    $127,610      79%    $141,437      61%
  Claims Made.......................       9,660       7%      31,195      19%      82,543      36%
Other Products......................       1,993       1%       3,625       2%       6,334       3%
                                        --------     ---     --------     ---     --------     ---
Direct Premiums Written.............    $143,218     100%    $162,430     100%    $230,314     100%
                                        ========     ===     ========     ===     ========     ===

     As the Company expands its operations into additional states beyond New Jersey and Pennsylvania, the Company expects that the majority of the policies issued in such additional states will be on a claims made basis. As a result, the Company expects the profile of its direct premiums written to be significantly different in the future. When claims made coverage is more significant as a percentage of the Company's business, loss reserves may develop more rapidly. See "-- Loss and LAE Reserves."

MARKETING AND POLICYHOLDER SERVICES


     The Company employs various strategies for marketing its products and providing policyholder services. In New Jersey, the Company markets its products to physicians and physician groups principally through medical associations, referrals by existing policyholders, advertisements in medical journals, seminars on health care topics for physicians, and direct mail solicitation. The Company's professional liability program has the endorsement of different medical associations. In addition to these direct marketing channels, the Company sells its products through independent brokers and agents who currently produce approximately 28% of the Company's direct premiums written in New Jersey. Health care institutions frequently prefer brokers over direct solicitation when they purchase professional liability insurance, and the Company believes that its broker relationships in New Jersey are important to its ability to grow in that market segment. To provide localized marketing and policyholder services in New Jersey and nationally, the Company has established regional offices. See "-- Business Strategy -- Maintain Close Relationship with the Medical Community."



     Outside New Jersey, the Company markets its products exclusively through independent brokers and agents. In 1998, 107 independent brokers and agents actively marketed the Company's products in 20 states and the District of Columbia and produced approximately 63% of the Company's direct premiums written on a national basis. No national broker or regional agency accounted for more than 11% of the Company's year-end direct premiums written. The Company selects brokers and agents that it believes have demonstrated growth and stability in the medical malpractice insurance industry, strong sales and marketing capabilities, and a focus on selling medical professional liability insurance. Brokers and agents receive market rate commissions and other incentives based on the business they produce. The Company strives to maintain relationships with those brokers and agents who are committed to promoting the Company's products and are successful in producing business for the Company. See "-- Business Strategy -- Expand Distribution Capabilities."


     The Company also provides risk management services through its home office and regional offices. In addition to supplementing the Company's marketing efforts, these services are designed to reduce potential loss exposures by educating policyholders on ways to improve medical practice and implement risk reduction measures. The Company conducts surveys for hospitals and large medical groups to review their practice procedures and to focus on specific areas in which concerns arise. The Company prepares reports that identify areas of the insured's medical practice that may need attention and provides recommendations to the policyholder. The Company also presents periodic seminars for medical societies and other groups to educate physicians on risk management techniques. These educational programs are designed to increase risk awareness and to reduce the risk of injury to patients and third parties.

UNDERWRITING

     The Company maintains a dual underwriting function at its home office and at each regional office. The home office Underwriting Department is responsible for the underwriting and servicing of all institutional accounts and individual providers that exceed the regional office underwriting authority. In addition, the home office Underwriting Department is responsible for the issuance, establishment and implementation of underwriting standards for all of the coverages underwritten by the Company.

     The Company's regional office underwriting staff have the authority to evaluate, approve and issue medical professional liability coverage for individual providers and medical groups with annual premiums up to a threshold amount.

     The Company follows consistent and strict procedures with respect to the issuance of all professional liability insurance policies. Individual providers are required to submit an application for coverage along with supporting claims history and proof of licensure. The individual provider applications provide information regarding the medical training, current practice and claims history of the applicant. Institutions are required to submit an application for coverage, hard copy loss runs, proof of accreditation, financial statements, copies of contracts with medical providers, information on employed professionals and other information. An account analysis form is completed for each submission and, if coverage is approved, the coverage recommendation and the pricing methodology is added.

     Risk management surveys may be performed prior to quoting a large account to ascertain the insurability of the risk. All written accounts are referred to the Risk Management Department to schedule risk management services. Representatives from the Risk Management Department meet with the insured institution to develop programs to control and reduce risk.

     The Underwriting Department meets periodically with the Underwriting Committee to review the guidelines for premium surcharges, cancellations and non-renewals and any candidate for cancellation or non-renewal. The Underwriting Committee is composed solely of physicians who are members of either the Board of Governors or the Board of Directors of the Attorney-in-Fact and are insured by the Company. Members of the Underwriting Committee are not employees of the Company.

     The Company maintains quality control through periodic audits at the underwriting and processing levels. Renewal accounts are underwritten as thoroughly as new accounts. Insureds who no longer meet underwriting guidelines are identified as non-renewal candidates. All non-renewal candidates are referred to the home office Underwriting Department and discussed with the Underwriting Committee to approve the Underwriting Department's recommendations.

PRICING

     The Company establishes, through its own actuarial staff and independent consulting actuaries, rates and rating classifications for its insureds based on loss and LAE experience it has developed and on other relevant information. The Company has various rating classifications based on practice location, medical specialty and other factors. The Company applies various discounts, including discounts for part-time practice, physicians just entering medical practice, large medical groups and claims experience. The Company has established its premium rates and ratings classifications for hospitals and managed care organizations using actuarially significant data filed publicly by other insurers.

CLAIMS

     The Company's Claim Department is responsible for claims investigation, establishment of appropriate case reserves for loss and ALAE, defense planning and coordination, supervision of attorneys engaged by the

Company to defend a claim, and negotiation of the settlement or other disposition of a claim. All of the Company's primary policies require it to defend its insureds. Medical malpractice claims often involve the evaluation of highly technical medical issues, severe injuries, and conflicting medical opinions. In almost all cases, the person bringing the claim against the insured is already represented by legal counsel when the claim is reported to the Company.

     Litigation defense is provided almost exclusively by private law firms with lawyers whose primary focus is defending malpractice cases. The Company also maintains a staff counsel office located in New Jersey to defend malpractice cases.

     The claims representatives at the Company have on average 10 years of experience handling medical professional liability cases. The Company limits the average number of cases handled per claims representative to ensure personal attention to each case.

     The claims operation is assisted in its efforts by its technical unit, which is responsible for training and educating the claims staff. The technical unit manages the Company's relationship with defense counsel and helps control ALAE associated with claims administration. The unit also is responsible for tracking developments in case law and coordinating mass tort litigation.

     A major resource for the Company's claims function is its database built over a 20-year period. The database provides comprehensive details on each claim, from incident to resolution, coupled with a document file relating to each claim. The database enables the Company's claims professionals to analyze trends in claims by specialty, type of injury, precipitating causes, frequency and severity, plaintiffs' counsel, expert witnesses, and other factors. The Company also uses the data to identify and analyze trends and to develop seminars to educate individual physicians, physician groups, hospital staff, and other insureds on risk management to control and reduce their exposure to claims.

LOSS AND LAE RESERVES

     Loss reserves recorded by the Company include estimates of amounts owed for losses and for LAE. LAE consists of two types of costs, allocated loss adjustment expenses ("ALAE") and unallocated loss adjustment expenses ("ULAE"). ALAE are settlement costs that can be allocated to a specific claim such as attorney fees and court costs. ULAE consists of costs that are general in nature and cannot be allocated to any specific claim, primarily including salaries and overhead associated with the Company's claim department. ULAE reserves recorded by the Company represent management's best estimate of the internal costs necessary to settle all incurred claims, including IBNR claims.

     The determination of loss and LAE reserves involves the projection of ultimate losses through an actuarial analysis of the claims history of the Company and other professional liability insurers, subject to adjustments deemed appropriate by the Company due to changing circumstances. Included in the Company's claims history are losses and LAE paid by the Company in prior periods, and case reserves for anticipated losses and ALAE developed by the Company's claim department as claims are reported and investigated. Management relies primarily on such historical loss experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience despite the uncertainties in loss trends and the delays in reporting and settling claims. As additional information becomes available, the estimates reflected in earlier loss reserves may be revised. Any increase in the amount of aggregate reserves reported in the financial statements, including reserves for insured events of prior years, could have an adverse effect on the Company's results of operations for the period in which the adjustments are made.

     There are significant inherent uncertainties in estimating ultimate losses in the casualty insurance business and these uncertainties are increased in periods when a company is expanding into new markets with new distribution channels. The uncertainties are even greater for companies writing long-tail casualty insurance, such as medical malpractice insurance, and in particular the occurrence or occurrence-like coverages that substantially make up the Company's current reserves. These additional uncertainties are due primarily to the longer period of time during which an insured may seek coverage for a claim in respect of an occurrence or occurrence-like policy as opposed to a claims made policy. With the longer claim reporting and development period, reserves are more likely to be impacted by, among other factors, changes in judicial liability standards and interpretation of insurance contracts, changes in the rate of inflation and changes in the propensities of individuals to file claims.

     The Company offered traditional occurrence coverage from 1977 through 1986 and has offered a form of occurrence-like coverage, "modified claims made," from 1987 to the present. The Company's modified claims made policy is the PPP. See "-- Product Offerings." Under the PPP, coverage is provided for claims reported to the Company during the policy period arising from incidents since inception of the policy. The PPP includes "tail coverage" for claims reported after expiration of the policy for occurrences during the policy period and thus is reserved on an occurrence basis. Loss and LAE reserves carried for this policy and traditional occurrence policies constitute approximately 87% of the gross loss and LAE reserves at December 31, 1998.

     The following table provides a summary of gross loss and LAE reserves by policy type.

         GROSS LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES BY POLICY TYPE
                                 (IN THOUSANDS)

                                       PROFESSIONAL LIABILITY
                                -------------------------------------
                                  OCCURRENCE/     % OF                  % OF              % OF    TOTAL GROSS
                                OCCURRENCE-LIKE   TOTAL   CLAIMS MADE   TOTAL    OTHER    TOTAL    RESERVES
                                ---------------   -----   -----------   -----   -------   -----   -----------
GROSS RESERVES HELD AS OF:
December 31, 1996.............     $759,324       95.4%    $ 21,338      2.7%   $14,787    1.9%    $795,449
December 31, 1997.............      818,129       93.4%      42,423      4.8%    16,169    1.8%     876,721
December 31, 1998.............      825,636       86.8%     104,759     11.0%    21,264    2.2%     951,659

     As displayed in the above table, the proportion of the gross loss and LAE reserves held on claims made professional liability policies has grown from 2.7% of total gross loss and LAE reserves held at December 31, 1996 to 11.0% at December 31, 1998. This is a result of the Company's expansion into new states during 1997 and 1998. The majority of policies sold in these new states have been claims made.

     Since a significant portion of the Company's reserves are recorded on an occurrence basis, and given the long time that typically elapses between the coverage incident and the resolution of the claim, IBNR reserves have consistently represented a majority of the gross reserves recorded by the Company. The following table summarizes the components of gross loss and LAE reserves including ULAE reserves, and indicates that IBNR reserves constitute a majority of gross reserves on a consistent basis:

         COMPONENTS OF GROSS LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES
                                 (IN THOUSANDS)

                       LOSS AND ALAE             LOSS AND ALAE                                   TOTAL
                           CASE         % OF         IBNR         % OF       ULAE      % OF      GROSS
                         RESERVES       TOTAL      RESERVES       TOTAL    RESERVES    TOTAL    RESERVES
                       -------------    -----    -------------    -----    --------    -----    --------
GROSS RESERVES HELD
  AS OF:
December 31, 1996....    $272,570       34.2%      $500,037       62.9%    $22,842      2.9%    $795,449
December 31, 1997....     260,779       29.8%       591,158       67.4%     24,784      2.8%     876,721
December 31, 1998....     299,178       31.4%       623,842       65.6%     28,639      3.0%     951,659

     The Company has issued occurrence policies since 1977 and occurrence-like policies since 1987. There is a significant lag in reporting of incidents or occurrences inherent in the medical malpractice insurance industry. As a result the Company continues to experience reported claims that are alleged to have occurred as far back as 1977. As of December 1998, 93 claims related to accident years 1977-1981 are still outstanding, the majority of which have been reported to the Company over the last five years.

     The following table illustrates the amount and percentage of gross loss and LAE reserves held by the Company at December 31, 1998 categorized by accident year.

        GROSS LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES BY ACCIDENT YEAR
                            AS OF DECEMBER 31, 1998
                                 (IN THOUSANDS)


                                                   GROSS       % OF
                 ACCIDENT YEAR                    RESERVES    TOTAL
                 -------------                    --------    ------
1977-81.........................................  $  3,188       0.3%
1982............................................     1,461       0.2%
1983............................................     1,580       0.2%
1984............................................     2,540       0.3%
1985............................................     2,285       0.2%
1986............................................     2,797       0.3%
1987............................................     4,450       0.5%
1988............................................     7,866       0.8%
1989............................................    10,404       1.1%
1990............................................    13,146       1.4%
1991............................................    29,913       3.1%
1992............................................    27,840       2.9%
1993............................................    61,828       6.5%
1994............................................    97,569      10.3%
1995............................................   139,319      14.6%
1996............................................   155,229      16.3%
1997............................................   177,174      18.6%
1998............................................   213,070      22.4%
                                                  --------    ------
Total Gross Reserves held by the Company........  $951,659     100.0%
                                                  ========    ======


     As shown in the above tables, at December 31, 1998: approximately 87% of gross reserves are occurrence based; over 65% of gross reserves are IBNR reserves; and over 82% of gross reserves relate to the most recent five accident years, which are the most immature in terms of loss development.

     The Company uses a disciplined approach to setting and adjusting financial statement loss and LAE reserves that begins with the claims adjudication process. Claims examiners establish case reserves by a process that includes extensive development and use of statistical information that allows for comparison of individual claim characteristics against historical patterns and emerging trends. This process also provides critical information for use in pricing of products and establishing the IBNR component of the financial statement reserves.

     Initially, the Company establishes its best estimate of loss and LAE reserves using pricing assumptions. The reserves are evaluated every quarter and annually and are adjusted thereafter as circumstances warrant. These periodic evaluations include a variety of loss development techniques that incorporate various data accumulated in the claims settlement process including paid and incurred loss data, accident year development statistics, and loss ratio analyses. Important in these analyses are considerations of the amounts for which claims have settled in comparison to case reserves held at settlement. Case reserves are eliminated upon settlement of related claims. Actual settlement amounts above or below case reserves are then regularly evaluated to determine whether estimated ultimate losses by accident year, including IBNR reserves, should be adjusted. Changes to aggregate reserves reported in the financial statements are made based upon the extent and nature of these variances over the long claim development period together with changes in estimates of the total number of claims to be settled. As a final test of management's determination as to whether it believes that aggregate reserves reported in the financial statements are adequate and appropriate, management considers the detailed analysis performed by the actuarial staff of its independent auditors in connection with the audit of the Company's financial statements.

     Recorded loss and LAE reserves represent management's best estimate of the remaining costs of settling all incurred claims. While the Company believes that its reserves for losses and LAE are adequate, there can be no assurance that the Company's ultimate losses and LAE will not deviate, perhaps substantially, from the estimates reflected in the Company's financial statements. If the Company's reserves should prove inadequate, the Company will be required to increase reserves, which could have a material adverse effect on the Company's financial condition or results of operations. "See Risk Factors -- Loss and LAE Reserves."

     Activity in the liability for unpaid losses and loss adjustment expenses gross of reinsurance is summarized as follows:


                                                                           THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,              MARCH 31,
                                      --------------------------------    --------------------
                                        1996        1997        1998        1998        1999
                                      --------    --------    --------    --------    --------
                                                           (IN THOUSANDS)     (UNAUDITED)
Balance as of January 1, gross of
  reinsurance recoverable.........    $748,660    $795,449    $876,721    $876,721    $951,659
Incurred related to:
  Current year....................     167,406     189,163     214,413      51,590      56,711
  Prior years.....................          --         205       3,822          --        (831)
                                      --------    --------    --------    --------    --------
Total incurred....................     167,406     189,368     218,235      51,590      55,880
                                      --------    --------    --------    --------    --------
Paid related to:
  Current year....................       4,085       6,879       1,343         668         344
  Prior years.....................     116,532     101,217     141,954      25,931      34,565
                                      --------    --------    --------    --------    --------
Total paid........................     120,617     108,096     143,297      26,599      34,909
                                      --------    --------    --------    --------    --------
Balance at end of period, gross of
  reinsurance recoverable.........     795,449     876,721     951,659     901,712     972,630
Reinsurance recoverable...........     221,749     270,731     325,795     284,581     336,921
                                      --------    --------    --------    --------    --------
Balance at end of period, net of
  reinsurance.....................    $573,700    $605,990    $625,864    $617,131    $635,709
                                      ========    ========    ========    ========    ========



     The aggregate reserves reported in the financial statements represent management's best estimate of the remaining costs of settling all incurred claims. The Company increased prior year gross reserves by $0.2 million and $3.8 million during 1997 and 1998, respectively, and decreased prior year gross reserves by $0.8 million during the three months ended March 31, 1999. No adjustment to prior year aggregate reserves was made in 1996 or during the three months ended March 31, 1998. Notwithstanding management's analysis and determination in setting its best estimate of aggregate reserves reported in the financial statements, which may or may not require adjustments to aggregate prior year reserves, management regularly evaluates, and adjusts when appropriate, its estimates of accident year ultimate losses and LAE (i) as part of its pricing analyses, (ii) as part of its evaluation of the effectiveness of its reinsurance programs and (iii) for reporting to regulatory authorities such as the IRS and the state insurance departments. Accordingly, reserves established for losses and LAE on individual accident years may experience greater volatility than aggregate reserves reported in the Company's financial statements. Individual accident year reserves cover a smaller amount of business over a shorter period of time than do the aggregate reserves, which are an accumulation of reserves pertaining to all accident years. Estimated ultimate losses and LAE associated with individual accident years were adjusted during the three months ended March 31, 1999 and in 1998, 1997 and 1996. The following table presents the estimated ultimate losses and LAE gross of reinsurance (including changes in such estimates) by accident year:


                           ACCIDENT YEAR DEVELOPMENT
                                 (IN THOUSANDS)

                                                                            CHANGES IN ESTIMATED ULTIMATE
                                      ESTIMATED ULTIMATE                     LOSSES AND LAE FOR THE YEAR
                               LOSSES AND LAE AS OF DECEMBER 31,                 ENDED DECEMBER 31,
                       -------------------------------------------------   -------------------------------
    ACCIDENT YEAR         1995         1996         1997         1998        1996       1997       1998
    -------------      ----------   ----------   ----------   ----------   --------   --------   ---------
1988 and Prior.......  $  773,316   $  766,100   $  762,547   $  766,847   $(7,216)   $(3,553)   $  4,300
1989.................     105,775      105,766      102,249       99,315        (9)    (3,517)     (2,934)
1990.................     106,935      116,637      119,545      119,428     9,702      2,908        (117)
1991.................     114,598      119,310      121,531      121,454     4,712      2,221         (77)
1992.................     121,265      114,116      113,610      112,404    (7,149)      (506)     (1,206)
1993.................     137,316      137,279      140,304      121,990       (37)     3,025     (18,314)
1994.................     150,527      150,519      150,613      154,063        (8)        94       3,450
1995.................     161,296      161,301      156,099      165,973         5     (5,202)      9,874
1996.................                  167,406      172,141      174,681                4,735       2,540
1997.................                               189,163      195,469                            6,306
1998.................                                            214,413
                       ----------   ----------   ----------   ----------   -------    -------    --------
Total Estimated
  Ultimate Losses and
  LAE................  $1,671,028   $1,838,434   $2,027,802   $2,246,037        --    $   205    $  3,822
                       ==========   ==========   ==========   ==========   =======    =======    ========
Less: Total Paid Loss
  and LAE............  $  922,368   $1,042,985   $1,151,081   $1,294,378
                       ----------   ----------   ----------   ----------
Gross Loss and LAE
  Reserves as of
  December 31........  $  748,660   $  795,449   $  876,721   $  951,659
                       ==========   ==========   ==========   ==========

     The accident year reserve development detailed in the above table is indicative of the potential volatility of accident year reserve estimates. Management believes that the level of volatility experienced and reflected therein, which ranged up to plus or minus 15% of estimated accident year ultimate losses at December 31, 1998, is not unreasonable for the medical malpractice line of business.

     Specific factors noted in management's actuarial analyses that gave rise to the accident year development in 1998 included the following: reserves held on accident years 1988 and prior were increased to reflect greater, but slower, reserve development than had previously been projected. Reserves held on accident years 1989 through 1992 were decreased to reflect lower than anticipated loss severities somewhat offset by higher than anticipated LAE and the longer expected development period. Reserves held on the 1993 accident year were substantially reduced, reflecting lower than previously projected loss frequency and severities on the occurrence-like PPP book. With six years of loss experience with respect to the 1993 accident year, management believes there is now sufficient actuarial confidence to adjust these very slowly developing reserves. Reserves held on accident years 1994 through 1996 were increased, primarily as a result of higher than anticipated losses on the hospital claims made book of business. Reserves held on accident year 1997 were increased to reflect higher than anticipated claim frequency on claims made business written in certain expansion states, primarily Ohio and Texas. In addition, included in the development for all accident years was $2.6 million of additional ULAE reserves to reflect the anticipated longer development period in the PPP occurrence-like book.

     Specific factors noted in management's actuarial analyses that gave rise to the accident year development in 1996 and 1997 included the following: lower than expected claim severity for accident years 1989 and prior, which management believes resulted from the combined effects of tort reform in New Jersey and improvements made to the internal claims settlement process; greater than expected claim frequency in accident years 1990 and 1991, primarily resulting from increased claims filed against physicians practicing in obstetrics and gynecology and internal medicine specialties, frequency levels not seen in subsequent accident years; and less than previously expected loss frequency and severity in accident year 1993. Development in the 1995 and 1996 accident years largely pertained to adjustment of reserves held on a specific medical professional liability program with a large hospital group, and to development on other medical professional claims made business once reported claims were known.

     As previously discussed approximately 87.0% of the Company's December 31, 1998 gross loss and LAE reserves are related to occurrence or occurrence-like policies which is down from 93.4% at December 31, 1997 and 95.4% at December 31, 1996. Management initially establishes its best estimate of reserves based on the underlying pricing assumptions and adjusts those estimates over time as significant developments in the legal environment or significant changes in expected patterns of claim frequency and/or severity become apparent. However, the Company is continuing to expand its operations into a number of states, and the Company expects that the majority of the policies issued in such states will be on a claims made basis. As a result, the Company believes that as claims made reserves continue to comprise a greater percentage of aggregate reserves it is likely that more frequent adjustments to aggregate reserves recorded in the financial statements will become necessary because the reporting period for claims made policies is shorter, which facilitates the ability of the Company to more quickly determine ultimate losses.

     On a net of reinsurance basis, the activity in the liability for unpaid losses and LAE is summarized as follows:


                                                                               THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,            MARCH 31,
                                              ------------------------------   -------------------
                                                1996       1997       1998       1998       1999
                                              --------   --------   --------   --------   --------
                                                                 (IN THOUSANDS)    (UNAUDITED)
Balances as of January 1, net of reinsurance
  recoverable...............................  $582,931   $573,700   $605,990   $605,990   $625,864
Incurred related to:
  Current year..............................   110,593    120,496    157,952     36,050     42,269
  Prior years...............................        --         --     (2,084)        --        774
                                              --------   --------   --------   --------   --------
Total incurred..............................   110,593    120,496    155,868     36,050     43,043
Paid related to:
  Current year..............................     3,630      3,930      1,328        668        344
  Prior years...............................   116,194     84,276    134,666     24,241     32,854
                                              --------   --------   --------   --------   --------
Total paid..................................   119,824     88,206    135,994     24,909     33,198
Balance at end of period, net of reinsurance
  recoverable...............................   573,700    605,990    625,864    617,131    635,709
Reinsurance recoverable.....................   221,749    270,731    325,795    284,581    336,921
                                              --------   --------   --------   --------   --------
Balance at end of period, gross of
  reinsurance...............................  $795,449   $876,721   $951,659   $901,712   $972,630
                                              ========   ========   ========   ========   ========


     Net loss and LAE reserves reported in accordance with statutory accounting principles are lower than the net loss and LAE reserves displayed above. The differences relate to a 1992 contract accounted for using deposit accounting for GAAP reporting and amount to $173.4 million at December 31, 1996; $167.8 million at December 31, 1997; and $103.3 million at December 31, 1998.

     The following tables reflect the development of reserves for unpaid losses and LAE, including reserves on assumed reinsurance, for the periods indicated at the end of that year and each subsequent year. The first line shows the reserves as originally reported at the end of the stated year. Reserves at each calendar year-end include the estimated unpaid liabilities for that report or accident year and for all prior report or accident years. The section under the caption "Liability reestimated as of" shows the originally reported reserves as adjusted as of the end of each subsequent year to reflect the cumulative amounts paid and all other facts and circumstances discovered during each year. The line "Cumulative redundancy" reflects the difference between the latest reestimated reserves and the reserves as originally established. The section under the caption "Cumulative amount of liability paid through" shows the cumulative amounts paid through each subsequent year on those claims for which reserves were carried as of each specific year end.

     The tables reflect the effect of all changes in amounts of prior periods. For example, if a loss determined in 1995 to be $100,000 was first reserved in 1988 at $150,000, the $50,000 redundancy (original estimate minus actual loss) would be included in the cumulative redundancy in each of the years 1988 through 1994 shown below. The tables present development data by calendar year and do not relate the data to the year in which the claim was reported or the incident actually occurred. Conditions and trends that have affected the development of these reserves in the past will not necessarily recur in the future.

TABLE I.  LOSS AND LAE RESERVES DEVELOPMENT - GROSS

                                 1988       1989       1990       1991       1992       1993       1994       1995
                               --------   --------   --------   --------   --------   --------   --------   --------
                                                                  (IN THOUSANDS)
Loss and LAE Reserves........  $453,181   $502,928   $554,076   $593,828   $629,064   $667,200   $688,455   $748,660
LIABILITY REESTIMATED AS OF:
 One year later..............   448,413    516,113    541,778    583,133    616,042    623,988    688,455    748,660
 Two years later.............   468,853    503,199    529,531    570,108    572,831    623,986    688,450    744,130
 Three years later...........   455,076    495,663    516,501    532,877    572,831    623,989    689,122    739,106
 Four years later............   444,454    482,667    487,918    532,878    572,871    624,567    674,224
 Five years later............   432,338    463,784    487,921    540,067    570,424    606,219
 Six years later.............   417,770    463,788    490,398    538,126    570,390
 Seven years later...........   417,776    456,563    486,236    539,298
 Eight years later...........   410,560    449,493    487,485
 Nine years later............   407,007    450,859
 Ten years later.............   411,307
CUMULATIVE REDUNDANCY
 (DEFICIENCY)................    41,874     52,069     66,591     54,530     58,674     60,981     14,231      9,554

                                 1996       1997
                               --------   --------
                                 (IN THOUSANDS)
Loss and LAE Reserves........  $795,449   $876,721
LIABILITY REESTIMATED AS OF:
 One year later..............   795,654    880,543
 Two years later.............   793,170
 Three years later...........
 Four years later............
 Five years later............
 Six years later.............
 Seven years later...........
 Eight years later...........
 Nine years later............
 Ten years later.............
CUMULATIVE REDUNDANCY
 (DEFICIENCY)................     2,279     (3,822)

                                 1988       1989       1990       1991       1992       1993       1994       1995
                               --------   --------   --------   --------   --------   --------   --------   --------
                                                                  (IN THOUSANDS)
CUMULATIVE AMOUNT OF
 LIABILITY PAID THROUGH:
 One year later..............  $ 58,060   $ 80,959   $ 67,483   $ 79,239   $ 83,837   $ 83,522   $ 98,053   $116,532
 Two years later.............   137,271    146,137    144,987    161,532    165,737    179,714    212,284    214,484
 Three years later...........   196,890    218,676    221,931    238,998    256,860    284,828    293,323    332,920
 Four years later............   254,428    286,181    288,463    318,934    348,868    343,563    407,357
 Five years later............   304,740    335,723    339,121    389,638    395,242    436,921
 Six years later.............   339,140    370,225    390,991    413,413    462,920
 Seven years later...........   356,697    391,596    401,626    459,668
 Eight years later...........   370,850    396,442    437,768
 Nine years later............   372,361    414,288
 Ten years later.............   385,140

                                 1996       1997
                               --------   --------
                                 (IN THOUSANDS)
CUMULATIVE AMOUNT OF
 LIABILITY PAID THROUGH:
 One year later..............  $101,217   $141,954
 Two years later.............   231,755
 Three years later...........
 Four years later............
 Five years later............
 Six years later.............
 Seven years later...........
 Eight years later...........
 Nine years later............
 Ten years later.............

     The Company experienced favorable development on gross financial statement reserves held at each year end in the table except 1997, largely in reserves first recorded in 1992 and prior years. The Company believes that this favorable development has resulted from (i) the disciplined approach to establishing reserves for medical malpractice insurance losses and LAE; and (ii) the improvements made to the internal claims settlement process. These internal claims settlement process improvements resulted from: key staffing additions, including a new Vice President of Claims in 1990; the building of a detailed claims database over a 20-year period, which enables the Company's claims professionals to better evaluate and resolve claims; the addition of staff counsel in 1993 to defend certain malpractice cases and to control legal costs; and the expansion and enhancement of the risk management department in 1993 to provide support to insureds in controlling and reducing their exposure to claims. It is not possible to quantify the impact that these changes have had on development of loss reserves. Most of the favorable reserve development evidenced in the table was recognized during 1993 ($13.0 million) and 1994 ($43.2 million). Favorable development was recognized at that time because major trends in loss experience were first credibly apparent then. The loss experience in the early 1990's, to some extent resulting from the then recently introduced internal changes discussed above, suggested that the very conservative reserving posture maintained by the Company since its inception during the medical malpractice crisis of the late 1970's was no longer appropriate. Earlier projections of loss frequencies and severities no longer appeared likely, and financial statement loss and LAE reserves were adjusted accordingly. Financial statement loss and LAE reserves established since 1994 have been set based upon this new understanding. Development of reserves since 1994 has been modest, primarily consisting of: favorable and adverse adjustments pertaining to specific accident years on the occurrence - like PPP policy book; adverse development on hospital claims made reserves; and adverse development on claims made policies written in certain expansion states.

TABLE II.  LOSS AND LAE RESERVES DEVELOPMENT - NET

                                 1988       1989       1990       1991       1992       1993       1994       1995
                               --------   --------   --------   --------   --------   --------   --------   --------
                                                                  (IN THOUSANDS)
Loss and LAE
 Reserves-Gross..............  $453,181   $502,928   $554,076   $593,828   $629,064   $667,200   $688,455   $748,660
Reinsurance Recoverable on
 Unpaid Losses...............       400        400      1,025      8,265      3,037     62,682    112,917    165,729
                               --------   --------   --------   --------   --------   --------   --------   --------
                                452,781    502,528    553,051    585,563    626,027    604,518    575,538    582,931
LIABILITY REESTIMATED AS OF:
 One year later..............   446,101    513,096    534,087    581,453    600,655    559,518    575,538    582,931
 Two years later.............   463,924    494,044    527,847    560,688    555,656    559,518    575,538    582,931
 Three years later...........   444,537    491,987    512,867    521,671    555,656    559,518    575,538    580,883
 Four years later............   438,866    477,053    482,498    521,828    555,655    559,518    575,124
 Five years later............   425,224    456,696    482,658    529,008    555,656    559,133
 Six years later.............   409,040    457,795    485,125    525,111    555,484
 Seven years later...........   409,871    450,860    479,007    524,574
 Eight years later...........   403,169    443,028    478,072
 Nine years later............   399,453    442,210
 Ten years later.............   401,304
CUMULATIVE REDUNDANCY
 (DEFICIENCY)................    51,477     60,318     74,979     60,989     70,543     45,385        414      2,048

                                 1996       1997
                               --------   --------
                                 (IN THOUSANDS)
Loss and LAE
 Reserves-Gross..............  $795,449   $876,721
Reinsurance Recoverable on
 Unpaid Losses...............   221,749    270,731
                               --------   --------
                                573,700    605,990
LIABILITY REESTIMATED AS OF:
 One year later..............   573,700    603,906
 Two years later.............   573,321
 Three years later...........
 Four years later............
 Five years later............
 Six years later.............
 Seven years later...........
 Eight years later...........
 Nine years later............
 Ten years later.............
CUMULATIVE REDUNDANCY
 (DEFICIENCY)................       379      2,084

                                 1988       1989       1990       1991       1992       1993       1994       1995
                               --------   --------   --------   --------   --------   --------   --------   --------
                                                                  (IN THOUSANDS)
CUMULATIVE AMOUNT OF
 LIABILITY PAID THROUGH:
 One year later..............  $ 56,148   $ 78,967   $ 67,479   $ 79,239   $ 83,212   $ 82,572   $ 97,496   $116,194
 Two years later.............   133,367    144,141    144,983    161,532    164,469    178,357    211,426    197,370
 Three years later...........   192,982    216,680    221,927    238,998    255,586    283,370    278,571    315,743
 Four years later............   250,520    284,185    288,459    318,928    347,493    328,836    392,522
 Five years later............   300,832    333,727    339,111    389,579    381,408    422,194
 Six years later.............   335,232    368,223    390,928    401,000    449,086
 Seven years later...........   352,783    389,541    394,999    447,255
 Eight years later...........   366,883    390,579    431,141
 Nine years later............   365,144    408,425
 Ten years later.............   377,923

                                 1996       1997
                               --------   --------
                                 (IN THOUSANDS)
CUMULATIVE AMOUNT OF
 LIABILITY PAID THROUGH:
 One year later..............  $ 84,276   $134,666
 Two years later.............   214,404
 Three years later...........
 Four years later............
 Five years later............
 Six years later.............
 Seven years later...........
 Eight years later...........
 Nine years later............
 Ten years later.............

     The aggregate excess reinsurance contracts, in place since 1993, provide coverage above aggregate retentions for losses and ALAE occurring in 1993 and after, other than losses and ALAE retained by LP&C and losses and ALAE reinsured under other insignificant reinsurance contracts. LP&C's retention is $200,000 per loss. The aggregate reinsurance contracts, therefore, have the effect of holding underwriting year net incurred losses and ALAE, other than losses and ALAE retained by LP&C and losses and ALAE reinsured under other insignificant reinsurance contracts, at a constant level as long as such losses and ALAE ceded under the aggregate excess reinsurance contracts remain within the coverage limits. Ceded losses and ALAE have remained within coverage limits in each year since 1993. The adjustment to net reserves in 1998 relates to losses and LAE not covered by the aggregate reinsurance contracts, including losses and ALAE for accident years 1992 and prior, losses and ALAE for accident years 1997 and 1998 retained by LP&C, and ULAE.

     General liability incurred losses have been less than 3.0% of medical malpractice incurred losses in the last five years. The Company does not have material reserves for pollution claims and the Company's claims experience for pollution coverage has been negligible.

     While the Company believes that its reserves for losses and LAE are adequate, there can be no assurance that the Company's ultimate losses and LAE will not deviate, perhaps substantially, from the estimates reflected in the Company's financial statements. If the Company's reserves should prove inadequate, the Company will be required to increase reserves, which could have a material adverse effect on the Company's financial condition or results of operations. See "Risk Factors -- Loss and LAE Reserves."

REINSURANCE


     Reinsurance Ceded. The Company follows customary industry practice by reinsuring some of its business. The Company typically cedes to reinsurers a portion of its risks and pays a fee based upon premiums received on all policies so subject to such reinsurance. Insurance is ceded principally to reduce net liability on individual risks and to provide aggregate loss and LAE protection. Although reinsurance does not legally discharge the ceding insurer from its primary liability for the full extent of the policies reinsured, it does make the reinsurer liable to the insurer to the extent of the reinsurance ceded. The Company reviews its reinsurance needs annually and makes changes in its reinsurance arrangements as necessary. The Company determines how much reinsurance to purchase based upon its evaluation of the risks it has insured, consultations with its reinsurance brokers, and market conditions, including the availability and pricing of reinsurance. The Company's reinsurance arrangements have generally been placed through Pegasus Advisors, Inc., a reinsurance broker wholly owned by the Attorney-in-Fact and to be acquired by the Company as part of the acquisition of the Attorney-in-Fact and its subsidiaries.


     The Company reinsures its risks primarily under two reinsurance contracts, the Specific Contract and the Aggregate Contract. Under the Specific Contract, the Company's retentions for casualty business is $10 million per loss. For medical professional liability and commercial general liability business, coverage is provided up to $65 million per loss above the retention. For other casualty business, coverage is provided up to $15 million per loss above the retention. Property coverage is also provided under the Specific Contract in the amount of $14.5 million in excess of a Company retention of $500,000 per loss per policy. The Company retains an 8% co-participation in covered losses. The Company has maintained specific excess of loss reinsurance coverage generally similar to that just described for several years.

     The Aggregate Contract provides several coverages on an aggregate excess of loss, specific excess of loss, and quota share basis. The primary coverage afforded under the Aggregate Contract attaches above a Company retention measured on an underwriting year basis as a 75% loss and ALAE ratio. Reinsurers provide coverage for an additional 75% loss and ALAE ratio, with an aggregate annual limit of $200 million. The Company has maintained aggregate excess of loss coverage generally similar to that just described since 1993. See
"Business -- Loss and LAE Reserves -- Table II. Loss and LAE Reserves Development -- Net."

     Each of the aggregate excess reinsurance contracts contains an adjustable premium provision that may result in changes to ceded premium and related funds held charges, based on loss experience under the contract. During 1998, combined ceded losses under the aggregate excess reinsurance contracts were increased by a net amount of $0.3 million, resulting in net additional premium charges of $3.2 million and net reduction in funds held charges of $1.9 million. No adjustments to ceded losses under the aggregate excess reinsurance contracts were made during 1997 and 1996. Each of the aggregate excess reinsurance contracts also contains a profit sharing provision whereby a significant portion of any favorable gross loss and ALAE reserve development may ultimately be returned to the Company once all subject losses and ALAE have been paid or the contract has been commuted. Profit sharing would be recorded by the Company after the funds withheld balance related to an aggregate excess reinsurance contract exceeds the related ceded reserves, after any adjustments under the adjustable premium provisions. Profit sharing would then be recorded as an offset to funds held charges and to the funds withheld liability. There was no accrual of profit sharing at December 31, 1998, 1997 or 1996.

     The major elements of ceded reinsurance activity are summarized in the following table:


                                                                               FOR THE THREE MONTHS
                                           FOR THE YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                           --------------------------------    --------------------
                                             1996        1997        1998        1998        1999
                                           --------    --------    --------    --------    --------
                                                    (IN THOUSANDS)                 (UNAUDITED)
Ceded premiums earned..................    $36,699     $42,337     $36,105     $ 9,090     $ 7,965
Ceded Losses and LAE...................     56,813      68,872      62,367      15,540      12,837
Funds held charges.....................     10,273      13,361      13,420       4,125       4,256


     Credit risk from reinsurance is controlled by placing the reinsurance with large, highly rated reinsurers and by collateralizing amounts recoverable from reinsurers. The following table identifies the Company's most significant reinsurers, the total amount recoverable from them for unpaid losses, prepaid reinsurance premiums and other amounts as of December 31, 1998, and collateral held by the Company primarily in the form of funds withheld and letters of credit as of December 31, 1998. No other single reinsurer's percentage participation in 1998 exceeded 5% of the total reinsurance recoverable at December 31, 1998.

                                                                    AT DECEMBER 31, 1998
                                                              --------------------------------
                                                              TOTAL AMOUNTS    TOTAL AMOUNT OF
REINSURER                                                      RECOVERABLE     COLLATERAL HELD
---------                                                     -------------    ---------------
                                                                       (IN THOUSANDS)
Hannover Reinsurance (Ireland) Ltd..........................    $150,156          $137,283
Eisen und Stahl Reinsurance (Ireland) Ltd...................      37,080            34,469
Scandinavian Reinsurance Company Ltd........................      46,267            48,793
London Life and Casualty Reinsurance Corporation............      59,186            57,534
Underwriters Reinsurance Company (Barbados).................      47,666            41,756

     The Company analyzes the credit quality of its reinsurers and relies on its brokers and intermediaries to assist it in such analysis. To date, the Company has not experienced any material difficulties in collecting reinsurance recoverables. No assurance can be given, however, regarding the future ability of any of the Company's reinsurers to meet their obligations. See "Risk
Factors -- Reinsurance."


     Reinsurance Assumed. The Company assumed reinsurance under three programs, with assumed premiums of $1.5 million, $4.6 million and $2.2 million in 1998, 1997 and 1996, respectively. The Company provides medical professional liability reinsurance coverage to AMM under a quota share contract and two excess of loss contracts. AMM is also managed by the Attorney-in-Fact and in 1998 had $1.3 million of premiums written. The Company participated in the IRM Services, Inc. property pool the ("Pool") with a 5% share in 1996 and 1997. The Pool was discontinued and placed into runoff on November 30, 1996. Only minimal further activity beyond 1998 is expected under this arrangement. The Company was also a participant in quota share reinsurance contracts in 1996 and 1997 with Underwriters Reinsurance Company, whereby the Company reinsured up to $250,000 per risk on business identified by Underwriters Reinsurance Company as casualty facultative business. The contract was discontinued on March 1, 1998.


     In addition, in 1997 the Company assumed reinsurance under a novation agreement pertaining to certain policies written for a large hospital group during 1989 through 1997. Premiums associated with this agreement amounted to $10.9 million in 1997. Existing ceded reinsurance agreements with the hospital group's captive insurer covering the novated business remain in effect following the novation.

     The Company believes that as more managed care organizations and integrated health care delivery systems retain a larger part of their exposure directly or through captive arrangements, they will need to obtain excess insurance or reinsurance for the potentially larger losses, and the Company believes that it is prepared to meet this need through assumed reinsurance arrangements.

INVESTMENT PORTFOLIO


     An important component of the operating results of the Company has been the return on its invested assets. Such investments are made by investment managers and internal management under policies established and supervised by the Investment Advisory and Finance Committee of the Board of Governors and Board of Directors of the Attorney-in-Fact (the "Investment Committee"). The Company's current investment policy has placed primary emphasis on investment grade, fixed maturity securities and maximization of after-tax yields while minimizing credit risk of the portfolio. The Company currently uses three outside managers for fixed maturity securities. At March 31, 1999, December 31, 1998 and 1997, the average credit quality of the fixed income portfolio was AA-, AA- and AA+, respectively. This change in average credit quality during 1998 resulted from purchases of below-investment grade securities.


     The following table sets forth the composition of the investment portfolio of the Company at the dates indicated. All of the fixed maturity investments are held as available-for-sale.


                                    DECEMBER 31, 1997        DECEMBER 31, 1998          MARCH 31, 1999
                                   --------------------   -----------------------   -----------------------
                                    COST OR                COST OR                   COST OR
                                   AMORTIZED     FAIR     AMORTIZED       FAIR      AMORTIZED       FAIR
                                     COST       VALUE        COST        VALUE         COST        VALUE
                                   ---------   --------   ----------   ----------   ----------   ----------
                                                   (IN THOUSANDS)                         (UNAUDITED)
Fixed Maturity Investments:
  Bonds:
    U.S. Government and
      Agencies...................  $188,715    $193,007   $  119,083   $  123,264   $  122,536   $  121,639
    State, municipalities and
      political subdivisions.....   202,386     209,605      176,798      185,216      160,678      167,488
    Foreign securities -- U.S.
      dollar denominated.........        --          --       15,694       15,128       15,990       15,489
    Mortgage-backed securities
      and other asset-backed
      securities.................   311,562     316,795      407,140      409,801      464,425      463,907
    Corporate....................   130,159     133,339      322,477      324,330      398,749      394,912
                                   --------    --------   ----------   ----------   ----------   ----------
  Total Fixed Maturity
    Investments..................   832,822     852,746    1,041,192    1,057,739    1,162,378    1,163,435
                                   --------    --------   ----------   ----------   ----------   ----------
Equity Investments...............    66,520      89,080        3,159        3,159        3,543        3,543
                                   --------    --------   ----------   ----------   ----------   ----------
  Total..........................  $899,342    $941,826   $1,044,351   $1,060,898   $1,165,921   $1,166,978
                                   ========    ========   ==========   ==========   ==========   ==========


     In July 1998, the Company liquidated its equity portfolio as part of a medium term portfolio strategy that the Company believes will increase investment yield. Following liquidation, the proceeds were reinvested in fixed maturity securities.

     The investment portfolio of fixed maturity investments consists primarily of intermediate-term, investment-grade securities along with a modest allocation to below investment-grade (i.e. high yield) fixed maturity investments not to exceed 7.5% of invested assets. The Company's investment policy provides that all security purchases be limited to rated securities or unrated securities approved by the Investment Committee.

     The table below contains additional information concerning the investment ratings of the fixed maturity investments at March 31, 1999:



                                                                                       PERCENTAGE OF
             S&P RATING OF INVESTMENT(1)               AMORTIZED COST    FAIR VALUE     FAIR VALUE
             ---------------------------               --------------    ----------    -------------
                                                                      (IN THOUSANDS)
AAA (including U.S. Government and Agencies).........    $  664,968      $  670,686         57.6%
AA...................................................        64,763          65,126          5.6
A....................................................       257,513         256,942         22.1
BBB..................................................       117,195         117,346         10.1
Other Ratings (below investment grade)...............        57,087          52,612          4.5
Not Rated............................................           852             723          0.1
                                                         ----------      ----------        -----
          Total......................................    $1,162,378      $1,163,435        100.0%
                                                         ==========      ==========        =====


---------------
(1) The ratings set forth above are based on the ratings, if any, assigned by Standard & Poor's Rating Services ("S&P"). If S&P's ratings were unavailable, the equivalent ratings supplied by another nationally recognized ratings agency were used.


     The following table sets forth certain information concerning the maturities of fixed maturity investments in the investment portfolio as of March 31, 1999 by contractual maturity:



                                                                                       PERCENTAGE OF
               MATURITY OF INVESTMENT                  AMORTIZED COST    FAIR VALUE     FAIR VALUE
               ----------------------                  --------------    ----------    -------------
                                                                      (IN THOUSANDS)
Due one year or less.................................    $   29,225      $   29,252          2.5%
Due after one year through five years................       127,191         127,589         11.0
Due after five years through ten years...............       240,334         239,631         20.6
Due after ten years..................................       301,203         303,056         26.0
Mortgage-backed and other asset-backed securities....       464,425         463,907         39.9
                                                         ----------      ----------        -----
          Total......................................    $1,162,378      $1,163,435        100.0%
                                                         ==========      ==========        =====



     The average effective maturity and the effective duration of the securities in the fixed maturity portfolio (excluding short-term investments) as of March 31, 1999, was 9.72 years and 5.97 years, respectively.



     The mortgage-backed portfolio represents approximately 28% of the total fixed income portfolio, and is allocated equally across "standard" and "more complex" securities, while the asset-backed portfolio represents approximately 12% of the total fixed income portfolio.


     Standard, mortgage-backed securities are issued on and collateralized by an underlying pool of single-family home mortgages. Principal and interest payments from the underlying pool are distributed pro rata to the security holders. More complex mortgage-backed security structures prioritize the distribution of interest and principal payments to different classes of securities which are backed by the same underlying collateral mortgages.

MARKET RISK

     Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. The market risk associated with financial instruments of the Company relates to the investment portfolio, which exposes the Company to risks related to unforeseen changes in interest rates, credit quality, prepayments and valuations. Analytical tools and monitoring systems are in place to continually assess and react to each of these elements of market risk.

     Interest rate risk is considered by management to be the most significant market risk element currently facing the Company. Interest rate risk is the price sensitivity of a fixed income security to changes in interest rates. The Company views these potential changes in price within the overall context of assets and liability management. To reduce the Company's interest rate risk, duration targets are set for the fixed income investment portfolios after consideration of the duration of associated liabilities, primarily losses and LAE reserves, and other factors.

     The tables below provide, as of December 31, 1998 and December 31, 1997, information about the Company's fixed maturity investments (which are sensitive to changes in interest rates), showing principal amounts and the average yield applicable thereto by expected maturity date and type of investment. The expected maturities displayed have been compiled based upon the earlier of the investment call date or the maturity date or, for mortgage-backed securities, expected payment patterns based on statistical analysis and management's judgement. Actual cash flows could differ, perhaps significantly, from the expected amounts.

At December 31, 1998:

                                                 EXPECTED MATURITY DATE
                              ------------------------------------------------------------     TOTAL
                                                     (IN THOUSANDS)                          PRINCIPAL
                               1999      2000      2001      2002      2003     THEREAFTER    AMOUNTS     FAIR VALUE
                              -------   -------   -------   -------   -------   ----------   ----------   ----------
Government & Agency.........  $   430   $ 1,710   $ 2,651   $ 5,769   $   415    $136,570    $  147,545   $  138,392
  -- Average Yield..........     5.94%     6.12%     6.18%     4.51%     6.64%       5.65%         5.62%
Corporate...................  $14,300   $30,960   $23,450   $ 4,500   $28,745    $226,299    $  328,254   $  324,330
  -- Average Yield..........     5.87%     6.22%     6.60%     6.47%     6.25%       7.12%         6.85%
Mortgage-Backed.............  $10,313   $20,343   $ 9,780   $25,176   $32,072    $188,001    $  285,685   $  288,151
  -- Average Yield..........     6.34%     7.03%     7.16%     6.68%     6.45%       6.52%         6.58%
Asset-Backed................  $11,301   $    --   $14,299   $13,500   $ 5,500    $ 75,336    $  119,936   $  121,650
  -- Average Yield..........     5.78%       --      6.69%     6.98%     7.47%       7.09%         6.93%
Municipal...................  $    --   $    --   $11,480   $ 2,225   $10,490    $147,165    $  171,360   $  185,216
  -- Average Yield..........       --        --      5.07%     5.90%     5.21%       5.18%         5.18%
                              -------   -------   -------   -------   -------    --------    ----------   ----------
TOTALS......................  $36,344   $53,013   $61,660   $51,170   $77,222    $773,371    $1,052,780   $1,057,739

At December 31, 1997:

                                                    EXPECTED MATURITY DATE
                                 ------------------------------------------------------------     TOTAL
                                                        (IN THOUSANDS)                          PRINCIPAL
                                  1998      1999      2000      2001      2002     THEREAFTER    AMOUNTS    FAIR VALUE
                                 -------   -------   -------   -------   -------   ----------   ---------   ----------
Government & Agency............  $    --   $23,005   $ 9,770   $25,101   $38,800    $ 92,835    $189,511     $193,007
  -- Average Yield.............       --      6.21%     5.96%     6.44%     5.76%       6.35%       6.19%
Corporate......................  $ 7,150   $10,563   $    --   $ 6,000   $    --    $111,000    $134,713     $133,339
  -- Average Yield.............     6.36%     6.73%       --      8.00%       --        6.80%       6.83%
Mortgage-Backed................  $11,652   $16,396   $42,835   $19,154   $13,638    $169,841    $273,516     $278,574
  -- Average Yield.............     8.15%     7.37%     7.17%     6.92%     6.77%       7.09%       7.14%
Asset-Backed...................  $    --   $    --   $ 1,906   $ 9,500   $ 4,853    $ 21,601    $ 37,860     $ 38,221
  -- Average Yield.............       --        --      6.98%     6.75%     7.30%       7.06%       7.01%
Municipal......................  $    --   $   500   $    --   $12,980   $ 8,045    $171,140    $192,665     $209,605
  -- Average Yield.............       --      3.89%       --      5.04%     5.14%       5.12%       5.11%
                                 -------   -------   -------   -------   -------    --------    --------     --------
TOTALS.........................  $18,802   $50,464   $54,511   $72,735   $65,336    $566,417    $828,265     $852,746

     In addition to interest rate risk, fixed income securities like those comprised by the Company's investment portfolio involve other risks, such as default or credit risk. For example, the corporate bonds that make up the largest portion of the Company's investment portfolio, based on fair value at December 31, 1998, are subject to non-payment if the issuer defaults and is unable to meet its financial obligations as they become due. The Company manages this risk by limiting the amount of higher risk corporate obligations (determined by credit rating assigned by private rating agencies) in which it invests.

     Regardless of structure, mortgage-backed securities involve the same risks associated with all fixed income investments: interest rate risk, reinvestment rate risk, and default or credit risk. In addition, mortgage-backed securities also possess prepayment risk, which is the risk that a security's originally scheduled interest and principal payments will differ considerably due to changes in the level of interest rates. In a standard pass- through mortgage-backed security, the inherent risks are identical across all security holders, but as mortgage-backed security structures become more complex the risk is spread unevenly across the different securities issued on the same underlying pool of mortgages. This results in securities having dramatically different credit and/or prepayment characteristics even though the securities are issued from the same underlying collateral. The Company takes advantage of this "structural" risk by purchasing those mortgage-backed securities which, due to this uneven spread of risk, possess enhanced credit and/or stable prepayment characteristics.

     "Other asset backed securities" are classified similarly to mortgage-backed securities as these types of securities also involve prepayment risk. Assets other than traditional home mortgages are used to collateralize these types of securities. Examples include securities backed by home equity loans, lease receivables, high yield bonds, credit card receivables, and auto loan receivables. The Company only purchases those securities structured to enhance credit quality and/or provide prepayment stability. The Company continues to use and adopt financial modeling techniques to monitor and manage the risks associated with its fixed income portfolio holdings.

     Short-term investments are composed of "AAA-rated" and "AA-rated" money market instruments and money market mutual funds.

     Asset and liability matching is an important part of the Company's portfolio management process. The Company utilizes financial modeling and scenario analysis to monitor closely the effective modified duration of both assets and liabilities in order to minimize any "gapping" or "mismatching" issues with respect to the balance sheet. Any adjustments to portfolio strategy indicated from such analysis are made to reflect emerging liability pay-out trends, significant changes in financial markets, and the Company's changing business. Effective asset/liability management has resulted in the Company's ability to consistently pay claims from operating funds without disrupting the Company's long-term investment strategy.

COMPETITION


     The physician professional liability insurance market in the United States is highly competitive. According to A.M. Best, in 1997 there were 357 companies nationally that wrote medical professional liability insurance. In New Jersey, where approximately 50% of the Company's 1998 premiums were written, the Company's principal competitor is Princeton Insurance Companies. See "Prospectus Summary -- The Company." In New Jersey and other states, the Company's principal competitors include CNA Insurance Group, Frontier Insurance Group, Inc., PHICO Insurance Company, Zurich Insurance Company and St. Paul Companies. Substantially all of these companies rank among the top 20 medical malpractice insurers nationally and are actively engaged in soliciting insureds in the states in which the Company writes insurance. In addition, as the Company expands into new states, it may face strong competition from local carriers that are closely focused on narrow geographic markets. The Company expects to encounter such competition from doctor-owned insurance companies and commercial companies in other states as it carries out its expansion plans. Many of the Company's current and potential competitors may have greater financial resources than the Company and may seek to acquire market share by decreasing pricing for their products below prevailing market rates, thereby reducing profitability. The Company believes that several insurance companies that have greater financial resources than the Company are writing medical malpractice insurance in New Jersey and Pennsylvania that provides the same coverage as the Company's products at prices much lower than the Company's prices. This price competition could have a material adverse effect on the Company's financial condition and results of operations. The Company believes that the principal competitive factors, in addition to pricing, include financial stability and A.M. Best ratings, breadth and flexibility of coverage, and the quality and level of services provided.


     The hospital professional liability insurance market is also extremely competitive. Most of the Company's principal insurance company competitors for physicians and medical groups also now actively compete in the hospital professional liability insurance market. Moreover, the Company's primary competitor in New Jersey was founded to provide professional liability coverage to hospitals, while the Company traditionally served the individual physician market. The Company also believes that the number of health care entities that insure their affiliated physicians through self-insurance may rise.

     The Company plans to compete by diversifying its products, expanding geographically, extending its distribution channels, and differentiating itself through superior claims, risk management, and customer services. All markets in which the Company now writes insurance and in which it expects to enter have certain competitors with substantially greater financial and operating resources than the Company. See "Risk Factors -- Competition."

REGULATION

     The Exchange, MIIX Insurance, LP&C and MIIX New York are each subject to supervisory regulation by their respective states of incorporation, commonly called the state of domicile. The Exchange and MIIX Insurance are domiciled in New Jersey, LP&C is domiciled in Virginia and MIIX New York is domiciled in New York. Therefore, the laws and regulations of these states, including the tort liability laws and the laws relating to professional liability exposures and reports, have the most significant impact on the operations of the combined company.


     Holding Company Regulation. As part of a holding company system, the Exchange, MIIX Insurance, LP&C and MIIX New York are subject to the Insurance Holding Company Systems Acts (the "Holding Company Act") of their domiciliary states. The Holding Company Act requires the domestic company to file information periodically with the state insurance department and other state regulatory authorities, including information relating to its capital structure, ownership, financial condition and general business operations. Certain transactions between an insurance company and its affiliates, including sales, loans or investments, are deemed "material" and require prior approval by New Jersey, Virginia and/or New York insurance regulators. In New Jersey and Virginia, transactions with affiliates involving loans, sales, purchases, exchanges, extensions of credit, investments, guarantees, or other contingent obligations which within any 12 month period aggregate at least 3% of the insurance company's admitted assets or 25% of its capital and surplus, whichever is lesser, require prior approval. In New York, such transactions which within any 12 month period aggregate to more than 1% of the insurance company's admitted assets as of the end of such company's last fiscal year require the prior approval of the New York Insurance Department. Prior approval is also required for all management agreements, service contracts, and cost-sharing arrangements between affiliates. Certain reinsurance agreements or modifications also require prior approval.


     Certain other material transactions, not involving affiliates, must be reported to the domiciliary regulatory agency within 15 days after the end of the calendar month in which the transaction occurred (in contrast to prior approval). These transactions include acquisitions and dispositions of assets that are nonrecurring, are not in the ordinary course of business, and exceed 5% of the Company's admitted assets. Similarly, nonrenewals, cancellations, or revisions of ceded reinsurance agreements, which affect statutorily established percentages of the Company's business, are also subject to disclosure.

     The Holding Company Act also provides that the acquisition or change of "control" of a domestic insurance company or of any person or entity that controls such an insurance company cannot be consummated without prior regulatory approval. In general, a presumption of "control" arises from the ownership of voting securities and securities that are convertible into voting securities, which in the aggregate constitute 10% or more of the voting securities of the insurance company or of a person or entity that controls the insurance company, such as The MIIX Group. A person or entity seeking to acquire "control," directly or indirectly, of the Company would generally be required to file an application for change of control containing certain information required by statute and published regulations and provide a copy of the application to the Company. The Holding Company Act also effectively restricts the Company from consummating certain reorganizations or mergers without prior regulatory approval.

     Regulation of Dividends from Insurance Subsidiaries. The Holding Company Act of the State of New Jersey will limit the ability of MIIX Insurance to pay dividends to The MIIX Group. Without prior notice to and approval of the Commissioner, MIIX Insurance may not declare or pay an extraordinary dividend, which is defined as any dividend or distribution of cash or other property whose fair market value together with other dividends or distributions made within the preceding 12 months exceeds the greater of such subsidiary's statutory net income of the preceding calendar year or 10% of statutory surplus as of the preceding

December 31. The law further requires that an insurer's statutory surplus following a dividend or other distribution be reasonable in relation to its outstanding liabilities and adequate to meet its financial needs. New Jersey permits the payment of dividends only out of statutory earned (unassigned) surplus unless the payment out of other funds is approved by the Commissioner. In addition, a New Jersey insurance company is required to give the New Jersey Department notice of any dividend after declaration, but prior to payment.

     The other United States domiciled Insurance Subsidiaries will be subject to similar provisions and restrictions under the Holding Company Acts of other states.


     Insurance Company Regulation. The Company is subject to the insurance laws and regulations in each state in which it is licensed to do business. The Company is licensed in 33 states and the District of Columbia. In two of such states, the license currently does not include the authority to write medical malpractice insurance. In addition, in eight of such states, the Company is in the process of the rate, rule and form filings necessary in order to write medical malpractice policies in such states. The extent of regulation varies by state, but such regulation usually includes: (i) regulating premium rates and policy forms; (ii) setting minimum capital and surplus requirements; (iii) regulating guaranty fund assessments; (iv) licensing companies and agents; (v) approving accounting methods and methods of setting statutory loss and expense reserves; (vi) setting requirements for and limiting the types and amounts of investments; (vii) establishing requirements for the filing of annual statements and other financial reports; (viii) conducting periodic statutory examinations of the affairs of insurance companies; (ix) approving proposed changes of control; and (x) limiting the amounts of dividends that may be paid without prior regulatory approval. Such regulation and supervision are primarily for the benefit and protection of policyholders and not for the benefit of investors.


     Insurance Guaranty Associations. Most states, including New Jersey, Virginia and New York require admitted property and casualty insurers to become members of insolvency funds or associations that generally protect policyholders against the insolvency of such insurers. Members of the fund or association must contribute to the payment of certain claims made against insolvent insurers. Maximum contributions required by law in any one year vary by state, and are usually between 1% and 2% of annual premiums written by a member in that state during the preceding year. New Jersey and Virginia, the states in which the Exchange and LP&C are respectively domiciled, and Texas, Pennsylvania, Maryland and Kentucky, states in which the Company has significant business, permit a maximum assessment of 2%. Ohio permits a maximum assessment of 1.5%. New York requires contributions of 1/2 of 1% of annual premiums written during the preceding year until such time that the fund reaches a minimum amount set by New York. Contributions can be increased if the fund falls below the minimum. New York law does not establish a maximum assessment amount. New Jersey permits recoupment of guaranty fund payments through future policy surcharges. Virginia and Texas permit premium tax reductions as a means of recouping guaranty fund payments. Most other states permit recoupment through future rate increases.

     Examination of Insurance Companies. Every insurance company is subject to a periodic financial examination under the authority of the insurance commissioner of its state of domicile. Any other state interested in participating in a periodic examination may do so. The last completed periodic financial examination of the Exchange, based on December 31, 1993 financial statements, was completed on March 5, 1995, and a report was issued on June 21, 1995. The Exchange currently is undergoing another periodic examination that began on November 24, 1997. The last periodic financial examination of LP&C, based on December 31, 1996 financial statements, was completed on April 25, 1997, and a report was issued on August 4, 1997. Various states also conduct "market conduct examinations" which are unscheduled examinations designed to monitor the compliance with state laws and regulations concerning the filing of rates and forms and company operations in general. The Company has not undergone a market conduct examination.

     Risk-Based Capital. In addition to state-imposed insurance laws and regulations, insurers are subject to the general statutory accounting practices and the reporting format of the NAIC. The NAIC's methodology for assessing the adequacy of statutory surplus of property and casualty insurers includes a RBC formula that attempts to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The formula is designed to allow state insurance regulators to identify potentially under-capitalized companies. Under the formula, a company determines its RBC by taking into account certain risks related to the insurer's assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer's liabilities (including underwriting risks related to the nature and experience of its insurance business). The RBC rules provide for different levels of regulatory attention depending on the ratio of an insurance company's total adjusted capital to its "authorized control level" of RBC. At December 31, 1998, the Exchange's RBC was
2.58 times greater than the threshold requiring the least regulatory attention. At December 31, 1998, LP&C's RBC was 7.19 times greater than the threshold requiring the least regulatory attention. MIIX Insurance and MIIX New York did not write any premium during 1998, and therefore, RBC ratios are not meaningful for that period.


     NAIC-IRIS Ratios. The NAIC Insurance Regulatory Information System ("IRIS") was developed by a committee of state insurance regulators and is primarily intended to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies 12 ratios for the property and casualty insurance industry and specifies a range of "usual values" for each ratio. Departure from the "usual value" range on four or more ratios may lead to increased regulatory oversight from individual state insurance commissioners. In 1998 the Exchange had one ratio (change in net writings) slightly outside the usual range as a result of growth in business presented by opportunities in a dynamic marketplace. In 1996 the Exchange had one ratio (investment yield ratio) fall outside of the usual range, which resulted from the lower pre-tax yields provided by the tax exempt securities in its investment portfolio. In 1997 LP&C had two ratios (change in net writings and change in surplus), and in 1998 LP&C had two ratios (change in net writings and two-year overall operating ratio), outside the usual range. These ratios reflect the increase in premiums written and the initial high cost of expanding LP&C's business, as LP&C was acquired in 1996 and had no business at that time. IRIS ratio results for MIIX Insurance and MIIX New York are not applicable due to no business written in these companies in 1998.


     Regulation of Investments. The Insurance Subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below investment grade fixed income securities, real estate and equity investments. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture of such non-qualifying investments over specified time periods unless otherwise permitted by the state insurance authority under certain conditions. The Company did not have any non-qualifying investments in 1998.

     Prior Approval of Rates and Policies. Pursuant to the New Jersey Insurance Code, a domestic insurer must submit policies and endorsements to the Commissioner for prior approval, but rating plans and rates are not subject to review until 30 days after use. Virginia law requires LP&C to submit rating plans, rates, policies, and endorsements to regulators for prior approval. The possibility exists that the Company may be unable to implement desired rates, policies, endorsements, forms, or manuals if such items are not approved by the applicable regulatory authorities. See "Risk Factors -- Regulatory and Related Matters." In the past, substantially all of the Company's rate applications have been approved in the normal course of review. In most other states, policy forms usually are subject to prior approval by the regulatory agency while rates usually are "file and use." Unlike most other states, New York's Insurance Department sets the rates for medical malpractice coverage on an annual basis.


     Medical Malpractice Tort Reform. Major revisions to New Jersey's statutory scheme governing medical malpractice took effect in 1995. These revisions included raising joint and several liability standards, requiring certificates of merit, eliminating strict liability of health care providers due to defective products used in their practices, and capping punitive damages at the greater of five times compensatory damages or $350,000. The Company believes that these changes are bringing stability to the medical malpractice insurance business in New Jersey by making it more feasible for insurers to assess certain risks. Legislation passed in 1996 in Pennsylvania provides, among other things, that plaintiffs must prove causation in informed consent cases, that punitive damages assessed against individual defendants be capped at twice the compensatory damages, and that the Pennsylvania Medical Professional Liability Catastrophe Loss Fund (the "Cat Fund") be responsible for delay damages and post-judgment interest. Texas tort reform applicable to cases accruing on or after September 1, 1995, bars plaintiffs from recovery if their own negligence is more than 50% responsible for their injuries, while defendants shall generally be jointly and severally liable only if found to be more than 50% responsible. Exemplary damages shall not exceed the greater of $200,000, or two times the economic damage plus the non-economic damage, not to exceed $750,000.

     Medical Malpractice Reports. The Company principally writes medical malpractice insurance and additional requirements are placed upon them to report detailed information with regard to settlements or judgments against their insureds. In addition, the Company is required to report to state regulatory agencies and/or the National Practitioners Data Bank payments, claims closed without payments, and actions by the Company, such as terminations or surcharges, with respect to its insureds. Penalties may attach if the Company fails to report to either the state agency or the National Practitioners Data Bank.


     Catastrophe Funds. In two states in which the Company writes insurance, its liability is capped at a level below the Company's typical policyholder limits of coverage. Pennsylvania's Cat Fund provides coverage for medical malpractice claims exceeding $400,000 per claim and $1.2 million aggregate per year. The Cat Fund coverage is limited to $800,000 per claim and $2.4 million in the aggregate. Similarly, effective July 1, 1999 physicians in Indiana are required to purchase insurance limits of $250,000 per claim and $750,000 in the aggregate. Effective July 1, 1999 the Indiana Patient Compensation Fund provides an additional $1 million of coverage per claim for an insured. A plaintiff's maximum total recovery for medical malpractice occurring after June 30, 1999 and causing injury or death is $1.25 million in Indiana.


A.M. BEST RATINGS

     In 1997 A.M. Best, which rates insurance companies based on factors of concern to policyholders, rated the Company "A (Excellent)" for the third consecutive year and reaffirmed the rating in March of 1998. This is the third highest rating of 16 ratings that A.M. Best assigns. The Company earned its first rating, a "B+," in 1992 and achieved an "A" rating by 1995.

     A.M. Best publications indicate that the "A" rating is assigned to those companies that in A.M. Best's opinion have a strong ability to meet their obligations to policyholders over a long period of time. In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage, and liquidity; its book of business; the adequacy and soundness of its reinsurance; the quality and estimated market value of its assets; the adequacy of its loss reserves and surplus; its capital structure; the experience and competence of its management; and its market presence. See "Risk Factors -- A.M. Best Ratings."

EMPLOYEES

     The Company employs approximately 220 persons. None of the Company's employees are covered by a collective bargaining agreement. The Company believes that its relations with its employees are good.

PROPERTIES


     The Company leases 49,000 square feet of space from the Medical Society in Lawrenceville, New Jersey, where its home office and Mid-Atlantic Region office are located. The Company also leases 28,000 square feet of space in a second Lawrenceville office building, where its claim department and a subsidiary are based. The Company's regional office facilities are located in rented office space in Indianapolis (5,000 square feet) and Dallas (5,000 square feet). The Company currently rents space for regional offices in Boston (3,670 square feet) and Atlanta (4,190 square feet). The Company announced the closing of the Boston and Atlanta offices during the second quarter. The Company believes that its office space is adequate for its present needs and that it will be able to secure additional office space in the future if necessary. The Company is considering the purchase of its headquarters in Lawrenceville, New Jersey, which it currently leases from the Medical Society, and has retained an independent appraisal firm to determine its fair market value.


LITIGATION

     The Company may be a party to litigation from time to time in the ordinary course of business. Except as described under "Risk Factors -- Actions Opposing the Plan of Reorganization," the Company is not currently a party to any litigation which may have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     The following table sets forth information concerning the individuals who currently serve as directors and executive officers of The MIIX Group.



NAME                                                              POSITION                      CLASS
----                                                              --------                      -----
Daniel Goldberg..............................  President, Chief Executive Officer and Director     I
Joseph J. Hudson.............................  Executive Vice President, Marketing and           N/A
                                               Business Development
Kenneth Koreyva..............................  Executive Vice President, Chief Financial         N/A
                                               Officer and Treasurer
Daniel G. Smereck............................  Director of Operations                            N/A
Lisa Kramer..................................  Vice President, Claims                            N/A
Vincent A. Maressa, Esq. ....................  Chairman of the Board of Directors                 II
Paul J. Hirsch, M.D. ........................  Vice Chairman of the Board of Directors           III
Angelo S. Agro, M.D. ........................  Director                                            I
Harry M. Carnes, M.D. .......................  Director                                           II
Robert S. Maurer, D.O. ......................  Director                                           II
A. Richard Miskoff, D.O. ....................  Director                                          III
Charles J. Moloney, M.D. ....................  Director                                           II
Eileen Marie Moynihan, M.D. .................  Director                                          III
Fred M. Palace, M.D. ........................  Director                                           II
Carl Restivo, Jr., M.D. .....................  Director                                            I
Gabriel F. Sciallis, M.D. ...................  Director                                          III
Martin L. Sorger, M.D. ......................  Director                                          III
Bessie M. Sullivan, M.D. ....................  Director                                           II


     The MIIX Group's Certificate of Incorporation provides for a Board of Directors consisting of at least nine but not more than thirty-five directors. At each succeeding Annual Meeting of stockholders following such initial classification and election, the respective successors of each class shall be elected for three-year terms.


     At a meeting held on September 16, 1998, The MIIX Group Board approved a proposal to reduce the size of The MIIX Group Board and requested that a transition committee develop a detailed plan for the implementation of this proposal. The Board has since been reduced from 30 to 14 members. It is expected that at the annual stockholders' meetings to be held in 2000 and 2001, two or three of the Class II and Class III directors will not stand for re-election.


     Daniel Goldberg, 51, Director, President and Chief Executive Officer of the Attorney-in-Fact, has served in each of these capacities since 1990. Mr. Goldberg is a member of the Board of Directors of ACCRA Holdings Corp. and American Fidelity & Liberty Insurance Company. He is a member of the Academy of Hospital Attorneys.

     Joseph J. Hudson, 58, Executive Vice President, Marketing and Business Development has served as Vice President of Marketing and Business Development of the Attorney-in-Fact since 1994. Prior to that, he was a Vice President at Alexander & Alexander, Inc. He is a member of the American Society of Hospital Risk Managers, the Professional Liability Underwriting Society and the Society of Chartered Property and Casualty Underwriters.


     Kenneth Koreyva, 43, Executive Vice President, Chief Financial Officer and Treasurer has served as Vice President, Chief Financial Officer and Treasurer of the Attorney-in-Fact since 1997. From 1991 until 1997, he served as Vice President in various capacities. Prior to that, he was a partner with the accounting firm of Coopers & Lybrand. He is a member of the American Institute of Certified Public Accountants.

     Daniel G. Smereck, 30, Director of Operations of The MIIX Group since May 1999, has served in various capacities with the Company, most recently Vice President of Asset Management, since October 1996. Prior to joining the Company he worked as an investment consultant with the Fidelity Financial Group and completed a Masters of Science in Finance in addition to an MBA with a concentration in finance.



     Lisa Kramer, 53, Vice President, Claims of the Attorney-in-Fact, has served in this capacity since 1990. She is a member of the American Bar Association, the International Association of Defense Counsel and the Philadelphia Bar Association.



     Vincent A. Maressa, Esq., 56, Chairman of the Board of Directors, has been Chairman of the Board of Directors of the Attorney-in-Fact since 1990 and a member of the Board of Directors of the Attorney-in-Fact since 1977. He has been the Executive Director and General Counsel of the Medical Society of New Jersey since 1973. Mr. Maressa is a member of the American Bar Association, the American Society of Medical Executives, and the Mercer County Bar Association.



     Paul J. Hirsch, M.D., 61, Vice Chairman of the Board of Directors, has been Vice Chair of the Board of Directors of the Attorney-in-Fact since 1990. He has been a board-certified physician in Bridgewater, New Jersey, for more than five years with BioSport Orthopedics & Sports Medicine. Dr. Hirsch is a member of the American Academy of Orthopedic Surgeons, the American Orthopaedic Association, the American College of Surgeons, the Arthroscopy Association of North America, the American Medical Association, and the Medical Society of New Jersey. He currently serves on the Board of Trustees for Raritan Valley Community College, the Journal of Bone and Joint Surgery and the Academy of Medicine of New Jersey. Dr. Hirsch is a clinical professor of orthopedic surgery at Seton Hall School of Graduate Medical Education.



     Angelo S. Agro, M.D., 50, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1990. He is a physician certified by the American Board of Otolaryngology. Dr. Agro has practiced in Voorhees, New Jersey, for more than five years with Professional Otolaryngology Associates. He is a member of the American Academy of Otolaryngology, the American Medical Association, the American College of Surgeons, and the Medical Society of New Jersey. Dr. Agro is a Trustee of Camden County College and secretary of the Board.



     Harry M. Carnes, M.D., 66, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1989. He has been a physician in Audubon, New Jersey, for more than five years. Dr. Carnes is a member of the American Academy of Family Practice, the Camden City Medical Society, and the Medical Society of New Jersey.



     Robert S. Maurer, D.O., 66, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1977. He has been a board-certified physician in Stratford, New Jersey, for more than five years. Dr. Maurer has been an Associate Professor of Clinical Family Medicine at UMDNJ-SOM since 1992. He is a member of the American Osteopathic Association, the American Osteopathic College of Family Practitioners, the American Osteopathic College of Rheumatology, the Middlesex County Osteopathic Society, and the New Jersey Association of Osteopathic Surgeons and Physicians.


     A. Richard Miskoff, D.O., 57, Director, has been a member of the Board of Governors of the Exchange since 1994. He has been a board-certified physician in Edison, New Jersey, for more than five years. Dr. Miskoff is a member of the American Osteopathic Association, the American Society of Clinical Oncologists, the American Society of Hematology, and the New Jersey Association of Osteopathic Physicians.


     Charles J. Moloney, M.D., 65, Director, has been Assistant Secretary of the Board of Governors of the Exchange since 1979. He has been a board-certified physician in Moorestown, New Jersey, for more than five years. Dr. Moloney is a member of the American Academy of Pediatrics and the Medical Society of New Jersey.


     Eileen Marie Moynihan, M.D., 46, Director, has been a member of the Board of Governors of the Exchange since 1995. She has been a board-certified rheumatologist in Woodbury, New Jersey for more than five years. Dr. Moynihan has also been Medical Director of the Eastern District Office for XACT Medicare

(Highmark Inc.) since 1988. She is a member of the Academy of Medicine of New Jersey, the American College of Rheumatology, the American Medical Association, the Camden County Medical Society and the New Jersey Rheumatism Association. Dr. Moynihan is also a member and treasurer of the Medical Society of New Jersey.

     Fred M. Palace, M.D., 63, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1990. He has been a board-certified radiologist in Morristown, New Jersey, for more than five years with Morris Imaging Assoc., P.A. Dr. Palace is a member of the Medical Society of New Jersey.


     Carl Restivo, Jr., M.D., 52, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1997. He has been a board-certified physician in Jersey City, New Jersey, for more than five years. Dr. Restivo is a Delegate for the New Jersey Chapter of the American Medical Association and a past president of the Arthritis Foundation. He is a past president of the Medical Society of New Jersey.



     Gabriel F. Sciallis, M.D., 55, Director, has been Assistant Secretary of the Board of Governors of the Exchange since 1979. He has been a board-certified physician in Mercerville, New Jersey, for more than five years. He is a member of the American Academy of Dermatology, the Dermatology Society of New Jersey, the Medical Society of New Jersey, and the Mercer County Medical Association.



     Martin L. Sorger, M.D., 64, Director, has been a member of the Board of Governors of the Exchange since 1979. He has been a board-certified orthopedic physician in Glen Ridge, New Jersey, and a member of the Montclair Orthopedic Group for more than five years. Dr. Sorger is a member of the Alumni Council of Columbia Medical School, the American Academy of Orthopedic Surgeons, the American College of Surgeons and a former member of its Board of Councilors, and the American Medical Association. He is a former president of the New Jersey Orthopedic Society and a member of its executive committee.



     Bessie M. Sullivan, M.D., 57, Director, has been a member of the Board of Governors of the Exchange since 1992. She has been a board-certified physician in Edison, New Jersey, for more than five years with the Arthritis, Allergy & Immunology Center. Dr. Sullivan is a member of the American Medical Association, the American Rheumatism Association, the New Jersey Medical Society, and the Union County Medical Society.



COMMITTEES OF THE MIIX GROUP, INCORPORATED


     The MIIX Group Board has the following standing committees:


     Executive Committee. The Executive Committee has the authority to exercise all powers of The MIIX Group Board between meetings of The MIIX Group Board, except as provided by the Certificate of Incorporation or the By-laws of The MIIX Group, or by applicable law. The Executive Committee consists of three members, Messrs. Goldberg and Maressa, and Dr. Hirsch.


     Audit Committee. The Audit Committee meets periodically with the Company's management and independent auditors to discuss the scope of the annual audit, internal control, and financial reporting matters. The Company's independent auditors have direct access to the Audit Committee. The Audit Committee consists of three members, all of whom are independent directors. The members of the Audit Committee are Drs. Agro, Carnes and Sullivan.


     Compensation Committee. The Compensation Committee sets the compensation of the Company's directors and executive officers. The Compensation Committee has three members consisting of Mr. Maressa and Drs. Agro and Hirsch.



     Nominating Committee. The Nominating Committee recommends candidates to fill vacancies on The MIIX Group Board and also recommends candidates for membership on committees of The MIIX Group Board. The members of the Nominating Committee are Mr. Goldberg and Drs. Moynihan, Restivo and Sorger.


     The MIIX Group Board may from time to time establish certain other committees to facilitate the management of The MIIX Group.

DIRECTOR COMPENSATION


     Following the Reorganization, directors will receive the following fees. The Chairman will receive an annual stipend of $35,000, the Vice-Chairman will receive an annual stipend of $30,000, the Chairman of the Audit Committee will receive an annual stipend of $25,000, the Chairman of any other committee will receive an annual stipend of $16,000, and other members of the Board will receive an annual stipend of $14,000. Board members will not receive travel expense reimbursement for meetings held in New Jersey.


     In 1991, the Company invested in a number of corporate owned life insurance policies insuring the lives of members of the Board of Governors, the Board of Directors of the Attorney-in-Fact and committee members of such Boards. The proceeds of such policies were payable to the Company. Under a separate Board Members Plan the beneficiaries of such members were entitled to death benefit payments from the Company over a ten-year period. On July 15, 1998, the Company terminated such Board Members Plan.

EXECUTIVE COMPENSATION

     The MIIX Group was organized as a Delaware corporation in October, 1997. Since its organization, it has not paid any cash compensation to its executive officers. The following Summary Compensation Table sets forth information concerning the compensation by the Company of (i) the Company's President and Chief Executive Officer and (ii) the five other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"), for the years ended December 31, 1997 and 1998.

                           SUMMARY COMPENSATION TABLE


                                                                                    ALL OTHER
        NAME AND PRINCIPAL POSITION(S)           YEAR     SALARY      BONUS      COMPENSATION(1)
        ------------------------------           ----    --------    --------    ---------------
Daniel Goldberg................................  1998    $479,583(2) $475,000       $123,331(3)
  President and Chief Executive Officer          1997     421,335(2)   76,000        113,132(3)
Joseph J. Hudson...............................  1998     232,500     215,000         14,542(4)
  Executive Vice President, Marketing and        1997     200,000      33,000         13,117(4)
  Business Development
Kenneth Koreyva................................  1998     258,667     320,000         30,997(5)
  Executive Vice President, Chief Financial      1997     225,000      49,500         34,421(5)
  Officer and Treasurer
Richard J. Gergasko(6).........................  1998      83,846      37,600          2,068(7)
  Vice President, Underwriting and               1997          --          --             --
  Actuarial Services
Lisa Kramer....................................  1998     225,000      33,750         20,562(8)
  Vice President, Claims                         1997     225,000      24,000         25,604(8)
Ronald D. Wade(9)..............................  1998     188,370      18,900         14,751(10)
  Vice President, Western Region                 1997     172,500      26,000          7,750(10)


---------------
 (1) The value of certain perquisites or personal benefits is not included in the amounts disclosed because it did not exceed for any Named Executive Officer the lesser of either $50,000 or 10% of the total annual salary and bonus reported for the Named Executive Officer.

 (2) Includes $78,750 of deferred compensation paid in each of 1997 and 1998.


 (3) Represents 401(k) contributions of $4,750 and $5,000 in 1997 and 1998, respectively; $10,429 and $3,840 in supplemental health and disability insurance premiums in 1997 and 1998, respectively; $87,000 in premiums paid by the Company in each of 1997 and 1998 in respect of a supplemental executive retirement program; $16,538 in lieu of vacation days not taken in 1998; and $10,953 in respect of a Split Dollar Life Insurance Agreement in each of 1997 and 1998. Under this Agreement, the Company did not pay any amount attributable to term life insurance coverage in 1997 or 1998, and the dollar value to Mr. Goldberg of the remainder of the premiums paid by the Company during each of 1997 and 1998 is $10,953. See "Employment Agreements."

 (4) Represents 401(k) contributions of $4,750 and $5,000 in 1997 and 1998, respectively; $4,967 and $6,142 in supplemental health and disability insurance premiums in 1997 and 1998, respectively; and $3,400 in respect of Split Dollar Life Insurance Agreement in each of 1997 and 1998. Under such Agreement, the Company did not pay any amount attributable to term life insurance coverage in 1997 or 1998, and the dollar value to Mr. Hudson of the remainder of the premiums paid by the Company during each of 1997 and 1998 is $3,400. See "Employment Agreements."


 (5) Represents 401(k) contributions of $4,750 and $5,000 in 1997 and 1998, respectively; $7,113 and $5,411 in supplemental health and disability insurance premiums in 1997 and 1998, respectively; $17,308 and $15,336 in lieu of vacation days not taken in 1997 and 1998, respectively; and $5,250 in respect of a Split Dollar Life Insurance Agreement in each of 1997 and 1998. Under such Agreement, the Company did not pay any amount attributable to term life insurance coverage in 1997 or 1998, and the dollar value to Mr. Koreyva of the remainder of the premiums paid by the Company during each of 1997 and 1998 is $5,250. See "Employment Agreements."



 (6) Mr. Gergasko was not employed by the Company in 1997. Mr. Gergasko resigned from the Company effective May 21, 1999 to accept a senior executive position with a non-medical malpractice insurance carrier on the west coast.


 (7) Consists of supplemental health and disability insurance premiums.


 (8) Represents 401(k) contributions of $4,750 and $5,000 in 1997 and 1998, respectively; $5,000 and $4,035 in supplemental health and disability insurance premiums in 1997 and 1998, respectively; $8,654 and $4,327 in lieu of vacation days not taken in 1997 and 1998, respectively; and $7,200 in respect of a Split Dollar Life Insurance Agreement in each of 1997 and 1998. Under such Agreement, the Company did not pay any amount attributable to term life insurance coverage in 1997 or 1998, and the dollar value to Ms. Kramer of the remainder of the premiums paid by the Company during each of 1997 and 1998 is $7,200. See "Employment Agreements."


 (9) Reported pursuant to Item 402(a)(3)(iii) of Regulation S-K.


(10) Represents 401(k) contributions of $4,750 and $5,000 in 1997 and 1998, respectively; $3,000 and $6,128 in supplemental health insurance premiums in 1997 and 1998, respectively; and $3,623 in lieu of vacation days not taken in 1998.


EMPLOYMENT AGREEMENTS


     Each of Messrs. Goldberg, Koreyva and Hudson is party to a separate employment agreement dated October 9, 1998 (each an "Employment Agreement") with The MIIX Group and the Attorney-in-Fact. Each Employment Agreement is for an initial three year term. Mr. Goldberg's Employment Agreement provides for an initial base salary of $430,000 per annum, Mr. Koreyva's Employment Agreement provides for an initial base salary of $275,000 per annum and Mr. Hudson's Employment Agreement provides for an initial base salary of $250,000 per annum. Bonuses are payable at the discretion of the Board of Directors of The MIIX Group. In the event of a termination of employment, severance pay including up to three years' salary (in the case of Mr. Goldberg) or two years' salary (in the case of Messrs. Koreyva and Hudson) is payable under certain circumstances. Under the terms of their respective Employment Agreements each of Messrs. Goldberg, Koreyva, and Hudson is entitled to the grant of stock options. Such stock options will be granted under The MIIX Group's Long Term Incentive Equity Plan (as described in more detail below) on or by the date of consummation of the Offering at an exercise price equal to the fair market value of the Common Stock as of the date of grant. Mr. Goldberg will be granted 175,000 options, Mr. Koreyva will be granted 80,000 options and Mr. Hudson will be granted 60,000 options. Twenty-five percent of these options will vest upon grant and an additional twenty-five percent will vest upon the first, second and third anniversaries of the date of grant. Under the terms of each Employment Agreement, Messrs. Goldberg, Koreyva and Hudson are permitted to participate in the Stock Purchase and Loan Agreements and the compensation plans described below.


     The Attorney-in-Fact is party to an employment agreement dated as of August 1, 1990, with Ms. Kramer. This is currently a year-to-year agreement. Ms. Kramer's current compensation under such agreement is $225,000 per annum. If Ms. Kramer's employment is terminated without cause, the Attorney-in-Fact is required to pay Ms. Kramer's salary and benefits through the end of the term of the agreement, reduced by the amount of any compensation received by Ms. Kramer from other employment.

     The Attorney-in-Fact is party to an employment agreement dated as of November 1, 1997 with Mr. Wade. This agreement is for a two year term. Mr. Wade's base salary per annum under this agreement is $179,400. Additional compensation and bonuses are payable at the discretion of the Board of Directors of the Attorney-in-Fact. If Mr. Wade's employment is terminated without cause, the Attorney-in-Fact is required to pay Mr. Wade's salary and benefits for 12 months or, if earlier, until Mr. Wade obtains full-time employment with another employer. If Mr. Wade's employment is terminated prior to November 1, 1999, he is entitled to receive the greater of (i) the amount determined in accordance with the preceding sentence and (ii) his salary and benefits payable through November 1, 1999.


     The Attorney-in-Fact provides Mr. Goldberg with a supplemental executive retirement program through a Restricted Split Dollar Life Insurance Agreement and a related Collateral Assignment of Split-Dollar Policy dated September 12, 1996. Under the terms of these agreements, the Attorney-in-Fact is responsible for the payment of all premiums due under a life insurance policy on the life of Mr. Goldberg with a total face value of $1.4 million. The annual premium under such policy is $87,000. Mr. Goldberg owns such policy, but upon Mr. Goldberg's death, the Attorney-in-Fact is entitled to receive (i) if the Attorney-in-Fact or the Exchange has been declared insolvent, an amount equal to the lesser of the cash surrender value of the policy or the sum of the premiums paid by the Attorney-in-Fact, net of previous withdrawals or policy loans made to the Attorney-in-Fact, and if the Attorney-in-Fact and the Exchange have not been declared insolvent, zero (the "Insolvency Payment") and (ii) an amount equal to the proceeds of the policy less the sum of $900,000 and the Insolvency Payment. If the policy is paid under circumstances other than Mr. Goldberg's death, the Attorney-in-Fact is entitled to receive the Insolvency Payment. Mr. Goldberg's Employment Agreement requires The MIIX Group to maintain this or an equally favorable arrangement on behalf of Mr. Goldberg.



     The Attorney-in-Fact entered into Split Dollar Life Insurance Agreements and related Collateral Assignments of Split-Dollar Policy with each of Mr. Goldberg, Mr. Hudson, Mr. Koreyva and Ms. Kramer. Under the terms of such agreements, the Named Executive Officer owned a life insurance policy, and the Attorney-in-Fact and the applicable Named Executive Officer shared the cost of such policy's premiums. Upon payment of the proceeds or cash value of each such policy, the Attorney-in-Fact would be entitled to receive the excess of such proceeds or cash value over the greater of (i) the excess of the proceeds or cash value of the policy over the sum of total premiums paid by the Attorney-in-Fact, or (ii) the sum of the applicable Named Executive Officer's premium payments, plus interest at 5% per annum, compounded annually on the anniversary date of the applicable policy. The Collateral Assignments were terminated in the second quarter of 1999. At the time of such terminations, the portion of the cash value of such policies that resulted from employee contributions and interest for Mr. Goldberg, Mr. Hudson, Mr. Koreyva and Ms. Kramer was $79,806, $16,756, $26,575 and $47,643, respectively, and was payable to the Named Executive Officers.


STOCK PURCHASE AND LOAN AGREEMENTS


     The MIIX Group is party to separate Stock Purchase and Loan Agreements with each of Messrs. Goldberg, Koreyva, Hudson and Smereck, and a non-executive officer of the Company (the "Stock Purchase and Loan Agreements"). The purpose of the Stock Purchase and Loan Agreements is to align more closely the interests of such officers with the interests of The MIIX Group's stockholders. Pursuant to such agreements, upon the closing of the Offering, The MIIX Group will loan $1,720,000 to Mr. Goldberg, $825,000 to Mr. Koreyva, $500,000 to Mr. Hudson, $450,000 to Mr. Smereck and $400,000 to the non-executive officer. The proceeds of such loans will be used to purchase unregistered shares of Common Stock from The MIIX Group at the Offering Price, and the interest rate charged therefor will be the minimum rate necessary to avoid income imputation under the Code as of the date of the closing of the Reorganization. Based on an assumed Offering Price of $13.00 per share, Messrs. Goldberg, Hudson, Koreyva and Smereck and the non-executive officer will purchase 132,308, 38,462, 63,462, 34,615 and 30,769 shares of Common Stock, respectively. The purchased shares may not be sold, transferred or otherwise disposed of for one year following the date of issuance without the consent of the Company. Although the purchased shares will be pledged to The MIIX Group to secure the applicable loan, each loan will be made with full recourse against the applicable executive. Each loan has a five-year term.


DEFERRED COMPENSATION AGREEMENTS

     Effective as of December 31, 1998, the Attorney-in-Fact entered into Deferred Compensation Agreements with each of Mr. Goldberg, Mr. Hudson and Mr. Koreyva. Pursuant to each such Agreement, the officers may elect to defer payment of certain compensation. Interest shall be credited monthly to the deferred amounts equal to the aggregate investment portfolio total rate of return for the Exchange, or the return associated with other investments as agreed by the parties. Distributions of benefits shall commence no earlier than January 15, 2004, but shall be accelerated upon the applicable officer ceasing to be employed by the Attorney-in-Fact, or upon such officer's death. In the event of a Change in Control, as defined in the applicable officer's Employment Agreement with the Attorney-in-Fact and The MIIX Group, a change in the officer's title or responsibilities, a reduction in the officer's base salary, or a failure by the Attorney-in-Fact to increase the officer's compensation at a rate commensurate with that of other key executives of the Attorney-in-Fact, the Attorney-in-Fact must establish a trust and fund such trust with an amount equal to the Attorney-in-Fact's obligation to the officer under the Deferred Compensation Agreement.

COMPENSATION PLANS

  Long Term Incentive Equity Plan.

     The MIIX Group has adopted, and the Exchange as its sole stockholder has approved, the 1998 Long Term Incentive Equity Plan (the "Incentive Plan"). Any officer or key employee of The MIIX Group who is nominated by the Chief Executive Officer of The MIIX Group and approved by the committee designated by The MIIX Group's Board of Directors to administer the Plan (the "Committee") will be eligible to receive awards under the Incentive Plan. Awards under the Incentive Plan may be in the form of incentive stock options, non-qualified options, stock appreciation rights ("SARs"), performance shares, restricted stock, dividend equivalents or any combination thereof.

     A maximum of 2,250,000 shares of Common Stock will be available for awards during the term of the Incentive Plan. The maximum number of shares of Common Stock that may be awarded to any employee under the Incentive Plan during any calendar year shall not exceed 250,000. These limitations may be adjusted in the event of a stock split, recapitalization, merger or similar event.

     The price per share at which Common Stock may be purchased upon exercise of an option granted under the Incentive Plan shall not be less than the fair market value of a share of Common Stock on the date of grant. In the case of an incentive stock option granted to a person owning more than 10% of the combined voting power of all classes of stock of The MIIX Group (a "Ten Percent Stockholder"), the option price per share shall not be less than 110% of the fair market value of a share of Common Stock on the date of grant. An employee who has been granted options may, at the discretion of the Committee, be credited as of dividend payment dates that occur during the option period with dividend equivalents that may be converted into Common Stock or cash at such time and subject to such limitations as may be determined by the Committee. The Committee shall specify when an option may be exercised, but the term shall in no event be greater than 10 years (five years in the case of a Ten Percent Stockholder). The Committee shall specify the option price and other conditions of exercise. The Company anticipates that the exercise price of the options will be the fair market value of a share of Common Stock on the date of grant, or 110% of such fair market value in the case of a Ten Percent Stockholder. In general, options granted pursuant to the Incentive Plan terminate upon the earliest to occur of (i) the full exercise of the option, (ii) the expiration of the option by its terms or (iii) no more than five years (three months for incentive stock options) after termination of the option holder's employment with The MIIX Group.

     An SAR must be granted in tandem with all or a portion of a related option. An SAR may be granted either at the time of the grant of the option or at a later time during the term of the option and shall be exercisable only to the extent that the underlying option is exercisable. The base price of an SAR shall be the option price under the related option. An SAR shall entitle the employee to surrender, unexercised, the related option (or any portion of such option) and to receive a payment equal to the excess of the fair market value of the shares of Common Stock covered by the SAR on the date of exercise over the base price of the SAR. Such payment may be in cash, in shares of Common Stock, in shares of restricted stock, or any combination thereof, as the Committee shall determine. Upon exercise of an SAR, the related option shall be canceled automatically to the extent of the number of shares of Common Stock covered by such exercise, and such shares shall no longer be available for purchase under the option. Conversely, if the related option is exercised as to some or all of the shares of Common Stock covered by the grant, the related SAR, if any, shall be canceled automatically to the extent of the number of shares of Common Stock covered by the option exercise. As a general matter, SARs are governed by the same rules regarding term and termination as stock options.


     An award of restricted stock is a grant by The MIIX Group of a specified number of shares of Common Stock that are subject to forfeiture upon the happening of specified events. The Committee may establish the terms of a restricted stock award. Under certain conditions to be determined by the Committee, restricted stock is subject to forfeiture upon termination of an employee's employment.

     The Committee may also grant performance awards, which are conditional grants of Common Stock or cash which vest upon the attainment of certain goals. An employee who has been granted performance awards may, at the discretion of the Committee, be credited as of dividend payment dates that occur during the performance period with dividend equivalents that may be converted into Common Stock or cash at such time and subject to such limitations as may be determined by the Committee. Under certain conditions to be determined by the Committee, performance awards are subject to forfeit upon termination of an employee's employment.

     Upon a change of control of The MIIX Group, unless The MIIX Group Board determines that awards may be assumed by the successor corporation, (i) at the discretion of The MIIX Group Board either all options shall become immediately exercisable or shall be canceled in exchange for a cash payment equal to the excess of the fair market value of the underlying common stock over the exercise price of the option and (ii) all restricted stock and performance awards shall become nonforfeitable and immediately payable in cash.

     401(k) Plan. Following the Reorganization, The MIIX Group will assume the 401(k) Plan from the Attorney-in-Fact. The 401(k) Plan offers eligible employees of the Company an opportunity to contribute to the 401(k) Plan on a regular basis through payroll deductions in amounts equal to but not greater than 15% of their compensation. The 401(k) Plan's benefits are based on amounts contributed and individual account investment performance. All employees of the Company who are over age 21 years and have completed six months of service with the Company are eligible to participate in the 401(k) Plan.


     The Company matches 50% of an employee's contribution to the 401(k) Plan up to 6% of such employee's compensation. The amount of matching contributions made by the Company for the fiscal years ended December 31, 1998, 1997 and 1996 were $278,359, $258,324 and $256,291, respectively. In addition, the Company may make discretionary contributions to the 401(k) Plan to be allocated among the employees' accounts on the basis of their relative levels of compensation.


     Pension Benefits. Following the Reorganization, The MIIX Group will assume from the Attorney-in-Fact a retirement plan (the "Retirement Plan") that provides pensions for substantially all employees of the Company. The Retirement Plan is an employee non-contributory, tax-qualified defined benefit plan that provides each covered employee with a basic annual benefit at normal retirement (age 65) equal to 1.5% of the employee's highest five year average basic compensation, plus .59% of such average compensation in excess of $10,000, times years of service (subject to applicable law limitations on the amount of earnings which may be considered for benefit accrual purposes under tax qualified plans) with the Company. Covered employees attaining age 21 and having completed one year of service are eligible to participate in the Retirement Plan.

     The following table sets forth the estimated maximum annual benefits payable under the Retirement Plan to a Company officer or employee retiring at age 65 with the specified combination of final average compensation and years of credited service:

          ESTIMATED ANNUAL BENEFIT YEARS OF CREDITED SERVICE AT AGE 65

  AVERAGE
COMPENSATION     10        15        20        25        30         35         40
------------   -------   -------   -------   -------   -------   --------   --------
  $125,000     $25,535   $38,303   $51,070   $63,838   $76,605   $ 89,373   $ 98,748
   150,000      30,760    46,140    61,520    76,900    92,280    107,660    118,910
 160,000+*      32,850    49,275    65,700    82,125    98,550    114,975    126,975

---------------
* The Internal Revenue Code does not permit more than $160,000 in annual compensation to count towards the determination of benefits under the pension plan.

     The amounts shown in the table are straight life annuities payable under the Retirement Plan without reduction for the joint and survivor annuity. Retirement benefits listed in the table are not subject to any deduction for Social Security benefits.


     The earnings subject to the retirement plans for each of the executive officers in the Summary Compensation Table is determined from the compensation amounts shown under "Salary," but not the amounts shown under "Bonus." As of December 31, 1998, the years of service of Mr. Goldberg, Mr. Hudson, Mr. Koreyva, Mr. Gergasko, Ms. Kramer and Mr. Wade are nine years, five years, eight years, six months, nine years, and two years, respectively.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Attorney-in-Fact leases 49,000 square feet for its home office and Mid-Atlantic Region office from the Medical Society pursuant to a lease agreement dated June 29, 1981 and extended on June 26, 1998. Annual lease payments are approximately $770,000. The Company held a note receivable of $2.8 million and $3.0 million, included in other assets, at December 31, 1998 and 1997, respectively, from the Medical Society, collateralized by the building in which the Company maintains its home office. The note provides for monthly payments of $40,000, which includes interest at 9.05% until September 1, 2004 and reduced payments thereafter until June 1, 2009. Vincent A. Maressa, a director of the Medical Society, is a director of The MIIX Group.

     In addition to the lease mentioned above, the Attorney-in-Fact leases space pursuant to a lease guaranteed by the Exchange. Such lease expires in May 2001, with total minimum lease payments remaining of $1.3 million as of December 31, 1998. The Exchange has extended a line of credit to an Attorney-in-Fact subsidiary in an amount up to $5.0 million, none of which was outstanding as of December 31, 1998. The Exchange guarantees a bank loan on behalf of the Attorney-in-Fact, which had an outstanding balance of $0.8 million at December 31, 1998. Mr. Goldberg, the Chief Executive Officer and a director of The MIIX Group, is a director, the Chief Executive Officer and the President of the Attorney-in-Fact.

     A majority of the members of The MIIX Group Board are also policyholders and Distributees. Such directors may experience claims requiring coverage under their respective policies with the Company.

     Mr. Goldberg is the Chief Executive Officer of AMM. The Attorney-in-Fact manages the business of AMM. In 1998, AMM paid the Attorney-in-Fact $234,078 for such management services.

                           OWNERSHIP OF COMMON STOCK

     The following table sets forth certain information regarding beneficial ownership of Common Stock as of the closing of the Reorganization and the Offering (assuming an Offering Price of $13.00 per share) by (i) each person who will own beneficially more than 5% of the outstanding shares of Common Stock,
(ii) each executive officer named in the Summary Compensation Table and each director of The MIIX Group and (iii) all directors and executive officers of The MIIX Group as a group. This table does not include any shares which any director or executive officer may purchase in the Offering. Except as noted below, each holder listed below will have sole investment and voting power with respect to the shares beneficially owned by the holder.


                                                          NUMBER OF SHARES
                                                               TO BE
                                                            BENEFICIALLY                  PERCENT
                                                          ACQUIRED IN THE                   OF
NAME                                                       REORGANIZATION      OTHER       CLASS
----                                                      ----------------    --------    -------
Daniel Goldberg.........................................            0          176,058(1)   1.1%
Joseph J. Hudson........................................            0           53,462(2)     *
Kenneth Koreyva.........................................            0           83,462(3)     *
Richard J. Gergasko.....................................            0                0        *
Daniel G. Smereck.......................................            0           38,365(4)     *
Lisa Kramer.............................................            0            2,500(5)     *
Ronald Wade.............................................            0            1,250(6)     *
Angelo S. Agro, M.D. ...................................        2,103                0        *
Harry M. Carnes, M.D. ..................................          586                0        *
Paul J. Hirsch, M.D. ...................................        3,256                0        *
Vincent A. Maressa, Esq. ...............................            0                0        *
Robert S. Maurer, D.O. .................................           95                0        *
A. Richard Miskoff, D.O. ...............................          589                0        *
Charles J. Moloney, M.D. ...............................          588                0        *
Eileen Marie Moynihan, M.D. ............................          815                0        *
Fred M. Palace, M.D. ...................................        1,291                0        *
Carl Restivo, Jr., M.D. ................................          451                0        *
Gabriel F. Sciallis, M.D. ..............................          703                0        *
Martin L. Sorger, M.D. .................................        3,468                0        *
Bessie M. Sullivan, M.D. ...............................        1,117                0        *
All directors and executive officers as a group (20
  persons)..............................................       15,062          355,097      2.3%


---------------
* Less than 1%


1. On the Closing Date, Mr. Goldberg will be granted options to purchase 175,000 shares of Common Stock, of which 43,750 options will be immediately exercisable. In addition, if the Offering is consummated simultaneously with the Reorganization, Mr. Goldberg will purchase $1,720,000 worth of Common Stock pursuant to a Stock Purchase and Loan Agreement. See
   "Management -- Stock Purchase and Loan Agreements." Based on an assumed Offering Price of $13.00 per share, Mr. Goldberg will purchase approximately 132,308 shares of Common Stock pursuant to such agreement.


2. On the Closing Date, Mr. Hudson will be granted options to purchase 60,000 shares of Common Stock, of which 15,000 options will be immediately exercisable. In addition, if the Offering is consummated simultaneously with the Reorganization, Mr. Hudson will purchase $500,000 worth of Common Stock pursuant to a Stock Purchase and Loan Agreement. Based on an assumed Offering Price of $13.00 per share, Mr. Hudson will purchase approximately 38,462 shares of Common Stock pursuant to such agreement. See "Management -- Stock Purchase and Loan Agreements."

3. On the Closing Date, Mr. Koreyva will be granted options to purchase 80,000 shares of Common Stock, of which 20,000 options will be immediately exercisable. In addition, if the Offering is consummated simultaneously with the Reorganization, Mr. Koreyva will purchase $825,000 worth of Common Stock pursuant to a Stock Purchase and Loan Agreement. Based on an assumed Offering Price of $13.00 per share, Mr. Koreyva will purchase approximately 63,462 shares of Common Stock pursuant to such agreements. See "Management -- Stock Purchase and Loan Agreements."



4. On the Closing Date, Mr. Smereck will be granted options to purchase 15,000 shares of Common Stock, of which 3,750 options will be immediately exercisable. In addition, if the Offering is consummated simultaneously with the Reorganization, Mr. Smereck will purchase $450,000 worth of Common Stock pursuant to a Stock Purchase and Loan Agreement. Based on an assumed Offering Price of $13.00 per share, Mr. Smereck will purchase approximately 34,615 shares of Common Stock pursuant to such agreement. See "Management -- Stock Purchase and Loan Agreements."



5. On the Closing Date, Ms. Kramer will be granted options to purchase 10,000 shares of Common Stock, of which 2,500 options will be immediately exercisable.



6. On the Closing Date, Mr. Wade will be granted options to purchase 5,000 shares of Common Stock, of which 1,250 options will be immediately exercisable.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The authorized capital stock of The MIIX Group as of the completion of the Reorganization will consist of 100,000,000 shares of Common Stock, $.01 par value, and 50,000,000 shares of Preferred Stock, $.01 par value. Upon completion of the Reorganization and the Offering, there will be approximately 16,062,770 shares (16,512,770 shares if a 15% Underwriters' over-allotment option is granted and exercised in full) of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.


     The following description of the capital stock of The MIIX Group does not purport to be complete or to give full effect to Delaware statutory or common law and is, in all respects, qualified by reference to the applicable provisions of the DGCL, the Restated Certificate of Incorporation of The MIIX Group (the "Certificate") and The MIIX Group By-laws (the "By-laws").

COMMON STOCK

     Holders of Common Stock are entitled to such dividends and other distributions as The MIIX Group Board may declare from funds legally available therefor, subject to the preferential rights of Preferred Stock, if any, and the requirements of applicable law. Holders of Common Stock are entitled to one vote per share on any matter subject to stockholder approval, including the election of directors. The Certificate does not provide for cumulative voting in connection with the election of directors. No holder of Common Stock will have any preemptive right to subscribe for any shares of capital stock issued in the future. The rights, preferences and powers of holders of Common Stock are subject to the rights of the holders of any series of preferred stock that The MIIX Group may issue in the future.

     Upon any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of The MIIX Group, the holders of Common Stock are entitled to share ratably in any distribution of The MIIX Group's net assets remaining after payment of creditors and subject to preferential rights of the holders of Preferred Stock, if any. All of the outstanding shares of Common Stock are, and the shares offered by The MIIX Group will be, fully paid and non-assessable.

PREFERRED STOCK

     Pursuant to the Certificate, The MIIX Group Board may by resolution establish one or more classes or series of Preferred Stock having such number of shares and relative voting rights, designation, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by The MIIX Group Board without further stockholder approval. Preferred Stock may be entitled to preferences over Common Stock with respect to dividends, liquidation, dissolution, or winding up of The MIIX Group in such amounts as are established by The MIIX Group Board resolutions issuing such shares. Preferred Stock may also enjoy redemption or sinking fund rights or voting rights (including the right to vote as a class with respect to the election of directors, major corporate transactions, or otherwise) that may limit, qualify, or otherwise adversely affect the voting rights of the Common Stock.

     Such rights, preferences, privileges, and limitations as may be established for the Preferred Stock could also have the effect of delaying, deferring, or preventing a change in control of The MIIX Group, making removal of the present management of The MIIX Group more difficult, restricting the payment of dividends and other distributions to the holders of Common Stock, diluting the voting power of the Common Stock to the extent that the Preferred Stock has voting rights, or diluting the equity interests of the Common Stock to the extent that the Preferred Stock is convertible into Common Stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders of The MIIX Group. See
"-- Delaware Law and Certain Charter and By-law Provisions."

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     The following is a description of certain provisions of the DGCL, the Certificate, and the By-laws. This summary does not purport to be complete and is qualified in its entirety by reference to the DGCL, the Certificate, and the By-laws.

     The MIIX Group is subject to the provisions of Section 203 of the DGCL.
Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales, and other transactions resulting in a financial benefit to the "interested stockholder." Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% of the corporation's voting stock.

     Certain provisions of the Certificate and the By-laws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the policies formulated by The MIIX Group Board. In addition, these provisions also are intended to ensure that The MIIX Group Board will have sufficient time to act in a manner that The MIIX Group Board believes to be in the best interests of The MIIX Group and its stockholders. These provisions also are designed to reduce the vulnerability of The MIIX Group to an unsolicited proposal for a takeover of The MIIX Group that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of The MIIX Group. The provisions are also intended to discourage certain tactics that may be used in proxy fights. These provisions, however, could delay or frustrate the removal of incumbent directors or the assumption of control of The MIIX Group by the holder of a large block of Common Stock and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of stockholders.

     Classified Board of Directors. The Certificate provides for The MIIX Group Board to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms (other than directors which may be elected by holders of Preferred Stock). As a result, approximately one-third of The MIIX Group Board will be elected each year. The classified board provision will help to assure the continuity and stability of The MIIX Group Board and the business strategies and policies of The MIIX Group as determined by The MIIX Group Board. The classified board provision could have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of The MIIX Group without the approval of the Board. In addition, the classified board provision could delay stockholders who do not like the policies of The MIIX Group Board from electing a majority of The MIIX Group Board for two years.

     No Stockholder Action by Written Consent; Special Meetings. The Certificate provides that stockholder action can only be taken at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The By-laws provide that special meetings of stockholders may be called only by The MIIX Group Board, the Chief Executive Officer (or in the event of his or her absence or disability, by any Vice President) of The MIIX Group or the Chairman or Vice Chairman of The MIIX Group Board. Stockholders are not permitted to call a special meeting of stockholders or to require that The MIIX Group Board call a special meeting.

     Advance Notice Requirements for Stockholder Proposals and Director Nominees. The By-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders of The MIIX Group (the "Stockholder Notice Procedure"). The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, The MIIX Group Board or its Chairman, or by a stockholder who has given timely written notice to the Secretary of The MIIX Group prior to the meeting at which directors are to be elected, will be eligible for election as directors of The MIIX Group. The Stockholder Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, The MIIX Group Board or its Chairman or by a stockholder who has given timely written notice to the Secretary of The MIIX Group of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, if a stockholder desires to submit a proposal or nominate persons for election as directors at an annual meeting, the stockholder must submit written notice to The MIIX Group not less than 90 days nor more than 120 days prior to the first anniversary of the previous year's annual meeting. In the event that the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, however, the By-laws provide additional time for notice. In addition, under the Stockholder Notice Procedure, a stockholder's notice to The MIIX Group proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the chairman of a meeting determines that business was not properly brought before the meeting, in accordance with the Stockholder Notice Procedure, such business shall not be discussed or transacted.


     Number of Directors; Removal; Filling Vacancies. The Certificate and the By-laws provide that The MIIX Group Board will consist of not less than 9 and not more than 35 members (other than directors elected by holders of Preferred Stock), the exact number to be fixed from time to time by resolution adopted by the directors of The MIIX Group. The MIIX Group Board currently consists of 14 directors. Furthermore, subject to the rights of the holders of any series of Preferred Stock, if any, the Certificate and By-laws authorize The MIIX Group Board to elect additional directors under specified circumstances and fill any vacancies that occur by reason of death, resignation, removal, or otherwise. A director so elected by The MIIX Group Board to fill a vacancy or a newly created directorship holds office until his successor is elected and qualified or until his or her earlier death, resignation or removal. Subject to the rights of the holders of any series of Preferred Stock, if any, the Certificate and the By-laws also provide that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the combined voting power of the then outstanding stock of The MIIX Group entitled to vote generally in the election of directors. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of The MIIX Group Board by filling the vacancies created by such removal with its own nominees.



     By-laws. The Certificate provides that the By-laws are subject to adoption, amendment, alteration or repeal either by (i) The MIIX Group Board without the assent or vote of the stockholders or (ii) the affirmative vote of the holders of not less than two-thirds of the combined voting power of the outstanding shares entitled to vote generally in the election of directors. This provision makes it more difficult for stockholders to make changes in the By-laws by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending the By-laws.


     Indemnification and Limitations on Liability. The DGCL permits a Delaware corporation to include in its charter and bylaws certain provisions to eliminate the personal liability of directors for monetary damages and to indemnify its directors and officers. The By-laws provide that subject to certain exceptions in the case of actions by or in the right of The MIIX Group, The MIIX Group shall indemnify its directors and officers, and may indemnify its agents and employees, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her, incurred by reason of the fact that such person was serving as a director, officer, employee or agent of The MIIX Group, so long as such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of The MIIX Group, and, with respect to any criminal action, so long as the indemnified party had no reason to believe that his or her conduct was unlawful. The Certificate provides that directors shall not be liable to The MIIX Group or The MIIX Group's stockholders for monetary damages for breach of his or her fiduciary duty as a director, except that liability may not be eliminated (i) for any breach of such person's duty of loyalty, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction in which such person received an improper personal benefit. Section 145 (a) of the DGCL provides that a corporation may indemnify a director, officer, employee, or agent if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct was unlawful. In addition, effective upon consummation of the

Reorganization, The MIIX Group will enter into indemnification agreements with each of its directors and certain of its executive officers that generally provide for similar indemnification.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is First Chicago Trust Company of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Reorganization and the Offering, The MIIX Group will have approximately 16,062,770 shares (or approximately 16,512,770 shares if the Underwriters' over-allotment option is granted and exercised in full) of Common Stock issued and outstanding. All such shares of Common Stock will be freely tradable without restriction or further registration under the Securities Act, except for the shares issued to the Medical Society pursuant to the Reorganization, and the directors and officers of the Company and other affiliates of the Company. It is expected that the Company, and The MIIX Group Board and executive officers, will enter into an agreement with the Underwriters not to offer, sell, or otherwise dispose of any equity securities of the Company for 180 days after the date of this Prospectus without the prior written consent of First Union Capital Markets Corp.


     In general, Rule 144 of the Securities Act ("Rule 144"), as currently in effect, provides that an "affiliate" (as defined in Rule 144) is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the sale or (ii) 1% of the shares of Common Stock then outstanding. Sales under Rule 144 are subject to certain holding periods, manner of sale restrictions, notice requirements, and availability of current public information concerning The MIIX Group.

     Prior to the Reorganization and the Offering, there has been no public market for the Common Stock and no prediction can be made as to the effect, if any, that the sale or availability for sale of shares of Common Stock will have on the market price of the Common Stock. Sales of substantial amounts of such shares in the public market could adversely affect the market price of the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the Underwriting Agreement, each of the Underwriters named below, for whom First Union Capital Markets Corp. is acting as the representative (the "Representative"), has agreed to purchase, and The MIIX Group has agreed to sell, to each such Underwriter the number of Shares set forth opposite the name of such Underwriter.


                                                              NUMBER OF SHARES
                        UNDERWRITERS                          TO BE PURCHASED
                        ------------                          ----------------
First Union Capital Markets Corp. ..........................
Friedman, Billings, Ramsey & Co., Inc. .....................
Hoefer & Arnett Incorporated................................

          Total.............................................      ,000,000
                                                                 =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the Shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to purchase all the Shares (other than those covered by the over-allotment option described below) if any of the Shares are purchased. In the event of default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Underwriters propose to offer part of the Shares directly to the public at the Offering Price set forth on the cover page of this Prospectus and part of the Shares to certain dealers at such price less a concession not in excess of per share. The Underwriters may allow, and such selected dealers may
reallow, a concession not in excess of      per share to certain brokers and
dealers. After the initial public offering of the Shares to the public, the offering price to public, concessions and reallowance may be changed by the Representative.

     The Representative has informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The MIIX Group has granted to the Underwriters an option, exercisable during the 30 day period after the date of this Prospectus, to purchase up to 450,000 additional Shares to cover over-allotments, if any, at the Offering Price less the underwriting discount set forth on the cover of the Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering of Shares. To the extent that the Underwriters exercise such option, each Underwriter will be obligated, subject to certain conditions, to purchase such additional Shares in approximately the same proportion as set forth in the above table.


     The MIIX Group has agreed that it will not, without the prior written consent of the Representative, for a period of 180 days following the date of this Prospectus, offer, sell or contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by The MIIX Group or any affiliate of The MIIX Group or any person in privity with The MIIX Group or any affiliate of The MIIX Group) directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock; provided, however, that The MIIX Group may issue and sell Common Stock pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan of The MIIX Group in effect on the date of this Prospectus, The MIIX Group may issue and distribute Reorganization Shares to Distributees pursuant to the Plan of Reorganization and The MIIX Group may make the other stock and option issuances described in this Prospectus. The Representative, in its sole discretion, may release any of the shares of Common Stock subject to this agreement at any time without notice.

     In addition, each director and executive officer of The MIIX Group has agreed that he or she will not, without the prior written consent of the Representative, offer, sell, contract to sell, pledge or otherwise dispose of, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of capital stock of The MIIX Group or any securities convertible into or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, for a period of 180 days after the date of this Prospectus, other than (i) shares of Common Stock disposed of as bona fide gifts approved by the Representative and (ii) shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock transferred to (A) an immediate family member of such person or (B) a trust for the benefit of such person or an immediate family member of such person, provided, in each case, that such transferee agrees in writing to be bound by all of the restrictions described in this paragraph. The Representative, in its sole discretion, may release any of the shares of Common Stock subject to these agreements at any time without notice.


     The Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "MHU."

     The Underwriting Agreement provides that The MIIX Group, the Exchange and MIIX Insurance will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.


     At the Company's request, the Underwriters have reserved up to 90,000 shares of Common Stock (the "Directed Shares") for sale at the Offering Price to persons who are officers or employees of the Company and who have advised the Company of their desire to purchase shares of Common Stock. However, the Underwriters are not obligated to sell any shares to any such persons. The number of shares of Common Stock available for sale to the general public will be reduced to the extent of sales of Directed Shares to any of the persons for whom the Directed Shares have been reserved. Any Directed Shares not so purchased will be offered by the Underwriters on the same basis as all other shares offered hereby. The MIIX Group, the Exchange and MIIX Insurance have agreed to indemnify the Underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the Directed Shares.


     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the Offering Price has been determined through negotiations between The MIIX Group and the Representatives and was based on, among other things, prevailing market conditions, the Company's financial and operating history and condition, the prospects of the Company and its industry in general, the management of the Company and the market prices of securities of companies engaged in businesses similar to those of the Company. There can, however, be no assurance that the prices at which the Shares will sell in the public market after the Offering will not be lower than the price at which they are sold by the Underwriters.


     In connection with the Offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M of the Exchange Act, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with this Offering than they are committed to purchase from the Company and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position by exercising their over-allotment options. In addition, the Representative may impose penalty bids under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering), for the account of the other Underwriters, the selling concession with respect to the Shares that are distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and if any is undertaken, it may be discontinued at any time.

     First Union National Bank, a subsidiary of First Union Corporation, has a $7.7 million share in a $22 million credit facility for Hamilton National Leasing Corporation. First Union Capital Markets Corp. is a subsidiary of First Union Corporation. In the ordinary course of their respective businesses, the Underwriters and certain of their respective affiliates may in the future engage in certain investment and commercial banking or other transactions of a financial nature with the Company, including the provision of certain advisory services and the making of loans to the Company.


     The MIIX Group is currently negotiating the terms of a $35 million unsecured credit facility with First Union National Bank, a wholly owned subsidiary of First Union Corporation and an affiliate of First Union Capital Markets Corp. There can be no assurance that The MIIX Group will obtain a commitment for or enter into such credit facility.


                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as part thereof. Statements contained in this Prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other documents, each such statement being qualified in all respects by such reference.


     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information, as well as the Registration Statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at a world wide web site maintained by the Commission at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants (which, after the Offering, will include the Company) that file electronically with the Commission. The Company intends to furnish holders of the Common Stock with annual reports containing financial statements audited by an independent certified public accounting firm.


                                 LEGAL MATTERS

     The validity of the Common Stock to be issued pursuant to the Offering will be passed upon for the Company by Dechert Price & Rhoads, Princeton, New Jersey, counsel for the Company. Certain legal matters will be passed upon for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


     With respect to the unaudited consolidated interim financial information for the three-month periods ended March 31, 1998 and March 31, 1999, appearing in this Prospectus and Registration Statement, Ernst & Young LLP has reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included herein states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended (the "Act"), for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Act.

                      GLOSSARY OF SELECTED INSURANCE TERMS

ALLOCATED LOSS ADJUSTMENT EXPENSES ("ALAE")

     Loss Adjustment Expenses allocated to a specific claim.

A.M. BEST

     An independent rating agency that reports on the financial condition of insurance companies.

ASSUMED PREMIUMS

     Premiums arising from reinsurance policies under which the insurer accepts a portion of the risk insured by another insurer (the ceding company).

CAPACITY

     An insurer's ability to provide coverage up to the stated amount of a policy through the insurer's reinsurance arrangements.

CEDE

     To transfer risk and related premium in connection with a reinsurance transaction.

CLAIMS MADE (REPORTED) BASIS

     A liability insurance policy written on a basis that generally insures only claims that are reported (made) to the insurer during the policy period, or reported (made) during any extended reporting period provided in the policy or any endorsement thereto, but only if the claims arise from incidents that occurred after a retroactive date stated in the policy. A claims made (reported) policy is to be distinguished from an "occurrence policy."

COMBINED RATIO

     The sum of the loss ratio and the expense ratio, expressed as a percentage. Generally, a combined ratio below 100% indicates an underwriting profit and a combined ratio above 100% indicates an underwriting loss.

DIRECT PREMIUMS WRITTEN

     Total premiums written by an insurer other than premiums for reinsurance assumed by an insurer.

EXCESS INSURANCE

     Insurance which covers the insured only for losses in excess of a stated amount or a specific primary policy.

EXCESS OF LOSS REINSURANCE

     A generic term describing reinsurance that indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified dollar amount, called a "layer" or "retention."

EXPENSE RATIO

     Policy acquisition costs and other underwriting expenses, divided by net premiums earned under GAAP accounting, expressed as a percentage.

GAAP

     Generally accepted accounting principles in use throughout the United States in the preparation of financial statements, including the financial statements presented in this Prospectus.

GROSS PREMIUMS WRITTEN

     Total of (i) direct premiums written, plus (ii) reinsurance assumed premiums.

INCURRED BUT NOT REPORTED ("IBNR") RESERVES

     The estimated liabilities for future payments of losses and LAE that have occurred, but have not yet been reported to the insurer.

LOSS ADJUSTMENT EXPENSES ("LAE")

     Expenses incurred in the settlement of claims, including outside adjustment expenses, legal fees, and internal administration costs associated with the claims adjustment process, but not including general overhead expenses.

LOSS ADJUSTMENT EXPENSE ("LAE") RESERVES

     Liabilities established for LAE for existing claims reported and for IBNR.

LOSS RATIO

     The ratio of net incurred losses and LAE to net premiums earned. Net incurred losses include an estimated provision for IBNR.

MODIFIED CLAIMS MADE

     A claims made policy called the Permanent Protection Plan ("PPP"), which includes an automatic reporting endorsement (tail coverage) that is activated when the policy is terminated for any reason, effectively resulting in occurrence-like coverage.

NET PREMIUMS WRITTEN

     Gross premiums written less premiums ceded.

NOVATION

     An agreement of all parties to a contract to substitute a new party and discharge one of the original parties to the contract.

OCCURRENCE BASIS

     A liability insurance policy written on a basis that generally insures claims that arise from incidents that occurred during the policy period, irrespective of when the claims are reported.

PERMANENT PROTECTION PLAN ("PPP")

     Modified claims made policy which includes an automatic reporting endorsement (tail coverage) that is activated when the policy is terminated for any reason, effectively resulting in occurrence-like coverage.

PREMIUMS CEDED

     The consideration paid to reinsurers in connection with reinsurance transactions.

PREMIUMS EARNED

     The portion of premiums written applicable to the expired period of policies and, accordingly, recognized as revenue during a given period.

QUOTA SHARE BASIS

     Reinsurance wherein the insurer cedes an agreed fixed percentage of liabilities, premiums and losses for each policy covered on a pro rata basis.

REDUNDANCY (DEFICIENCY)

     Estimates in reserves change as more information becomes known about the frequency and severity of claims for each year. A redundancy (deficiency) exists when the original liability estimate is greater (less) than the reestimated liability. The cumulative redundancy (deficiency) is the aggregate net change in estimates over time subsequent to establishing the original liability estimate.

REINSURANCE

     A procedure whereby an original insurer cedes a portion of the premium to a reinsurer as payment for the reinsurer's assumption of a portion of the risk; referred to as reinsurance ceded by the original insurer and as reinsurance assumed by the reinsurer.

RESERVES

     Liabilities established by insurers to reflect the estimated cost of claims and the related LAE expenses that the insurer will ultimately be required to pay in respect of insurance it has written.

RETENTION

     The amount or portion of risk that an insurer retains for its own account. Losses in excess of the retention level are paid by the reinsurer. In quota share treaties, the retention may be a percentage of the original policy's limit. In excess of loss reinsurance, the retention is a dollar amount of loss, a loss ratio or a percentage of loss.

RISK-BASED CAPITAL REQUIREMENTS ("RBC")

     Regulatory and rating agency targeted surplus based on the relationship of statutory surplus, with certain adjustments, to the sum of stated percentages of each element of a specified list of company risk exposures.

SEVERITY

     The average claim cost, statistically determined by dividing dollars of losses by the number of claims.

STATUTORY ACCOUNTING PRACTICES ("SAP")

     The accounting rules and procedures promulgated or permitted by the National Association of Insurance Commissioners ("NAIC") for financial reporting by insurers licensed in one or more states of the United States.

STATUTORY SURPLUS

     Total assets less total liabilities as determined in accordance with SAP.

TAIL COVERAGE

     A provision that offers protection for any incidents that occurred while insured, even after coverage is discontinued.

UNALLOCATED LOSS ADJUSTMENT EXPENSE ("ULAE")

     Loss adjustment expenses not allocated to a specific claim.

UNDERWRITING

     The process whereby an insurer, directly or through its agent, reviews applications submitted for insurance coverage and determines whether it will accept all or part of the coverage being requested, and sets the applicable premium.

UNEARNED PREMIUMS

     A reserve account that contains the portion of premium attributable to the unexpired period of policies that has been written by an insurer but has not been recognized as net earned premiums and accounted for as revenues.

                        GLOSSARY OF REORGANIZATION TERMS

ADOPTION DATE

     October 15, 1997, the date that the Board of Governors adopted the Plan of Reorganization.

ATTORNEY-IN-FACT

     New Jersey State Medical Underwriters, Inc., a New Jersey corporation that is the Exchange's attorney-in-fact.

BOARD OF GOVERNORS

     The Board of Governors of the Exchange.

CERTIFICATE OF AUTHORITY

     A certificate issued by the Commissioner to the Stock Insurer to do business for the same lines of insurance currently permitted of the Exchange.

CLOSING DATE

     The date on which the closing of the transactions contemplated by the Plan of Reorganization takes place.

CODE

     Internal Revenue Code of 1986, as amended.

COMMISSIONER

     The Commissioner of the New Jersey Department, or such governmental officer, body or authority as may succeed such Commissioner as the primary regulator of the Company's insurance business under applicable law.

CONVERSION VALUE

     Either (i) the price per share at which the Common Stock is offered to the public in the event an initial public offering is consummated simultaneously with the Reorganization, or (ii) if no such initial public offering is consummated simultaneously with the Reorganization, then the economic value of one share of Common Stock as determined in good faith by the Board of Governors of the Exchange.

DISTRIBUTEE

     A Member or Look-Back Insured.

EARNED PREMIUM

     For the applicable period, earned premiums in respect of a Policy.

EFFECTIVE DATE

     The date on which the Certificate of Authority issued by the Commissioner becomes effective, provided that in no event shall the Effective Date be less than 30 days after the Final Order Date nor more than 18 months after the Final Order Date, unless such period is extended by the Commissioner. The Plan of Reorganization shall be deemed to have become effective on the Effective Date at the time specified in the Certificate of Authority.

EXCHANGE

     The Medical Inter-Insurance Exchange of New Jersey, a New Jersey reciprocal insurer.

HOLDING COMPANY

     The MIIX Group, Incorporated, a newly-formed Delaware corporation that will be the parent company for all of the MIIX companies upon the consummation of the Plan of Reorganization.

IN FORCE

     A Policy shall be deemed to be In Force as of any date if, as shown on the Exchange's records, (1)(i) such Policy has been issued and the status of such Policy has been changed from pending to In Force on the Exchange's records, or
(ii) in the case of an individual Policy, the Exchange's administrative office has received by such date in respect of such Policy an application, complete on its face, together with payment of the full initial premium (unless submission of such premium is precluded by the Exchange's underwriting rules), provided that any Policy referred to in this clause (ii) is issued as applied for and the status of such Policy has been changed from pending to In Force on the Exchange's records within 30 days of such date, and (2) such Policy has not been surrendered, canceled, or otherwise terminated; provided that a Policy shall be deemed to be In Force after lapse for nonpayment of premiums until expiration of any applicable grace period (or other similar period however designated in such Policy) during which the Policy is in full force for its basic benefits.

INITIAL PUBLIC OFFERING

     An initial public offering by the Holding Company of shares of Holding Company Stock.

INSURANCE SUBSIDIARIES

     At all times prior to the Closing Date, LP&C, MIIX New York and Lawrenceville Re. At all times on or after the Closing Date, MIIX Insurance Company, MIIX New York, LP&C, and Lawrenceville Re.

LOOK-BACK INSURED

     A Person who is not a Member, but who at any time during the three-year period prior to the Adoption Date was the Named Insured in one or more Policies issued by the Exchange and who, therefore, was a member of the Exchange during such period under Article II of the Exchange's Rules & Regulations.

MEMBER

     A Person who is the Named Insured in one or more Policies that are In Force on the Adoption Date and who, therefore, is a member on the Adoption Date under
Article II of the Exchange's Rules & Regulation.

MEMBERS' MEETING

     A special meeting of Members held after the Commissioner's approval of the Plan of Reorganization, at which Members shall be entitled to vote on the proposal to approve the Plan.

MEMBERSHIP INTERESTS

     As of the Effective Date, all the rights or interests of the Members of the Exchange arising under the Exchange's Rules & Regulations or otherwise by law, including, but not limited to, any right to vote and any right to a return of the surplus of the Exchange, which may exist with regard to the surplus of the Exchange not apportioned or declared prior to the Effective Date by the Board of Governors for policyholder dividends. For purposes of the Plan of Reorganization, Membership Interests shall not include any other right expressly conferred by an insurance policy.

NAMED INSURED

     The Named Insured in any Policy as of any date shall be determined on the basis of the Exchange's records as of such date in accordance with the following provisions: (a) the Named Insured in a Policy shall be as shown on the Policy Declarations page in the Exchange's records; (b) the Named Insured in a Policy that is a group insurance policy shall be the Person or Persons specified as Named Insureds; (c) except as otherwise set forth here, the identity of the Named Insured of a Policy shall be determined without giving effect to any interest of any other Person in such Policy; (d) in any situation not expressly covered by the foregoing provisions, the first Named Insured, as reflected on the records of, and as determined in good faith by, the Exchange, shall conclusively be presumed to be the Named Insured in such Policy, provided such Named Insured is a Person, and the Exchange shall not be required to examine or consider any other facts or circumstances; (e) any dispute as to the identity of the Named Insured in a Policy or the right to vote or receive consideration shall be resolved in accordance with the foregoing and such other procedures as may be acceptable to the Commissioner.

NEW JERSEY DEPARTMENT

     The Department of Banking and Insurance of the State of New Jersey.

PERSON

     A natural person. A Person who is the Named Insured of Policies in more than one legal capacity (e.g., a trustee under separate trusts) shall be deemed to be a separate Person in each such capacity.

PLAN OF REORGANIZATION

     The Plan of Reorganization, including all Exhibits thereto.

POLICY

     Each insurance policy duly issued by the Exchange.

REORGANIZATION

     The reorganization of the Exchange as a stock insurer pursuant to, and the related transactions contemplated by, the Plan of Reorganization.

REORGANIZATION SHARES


     The 12,025,000 shares of Common Stock that may be allocated among Distributees in the Reorganization.


STOCK INSURER

     MIIX Insurance, a newly-incorporated New Jersey domestic stock insurer that is a wholly-owned subsidiary of the Holding Company and is the successor to the Exchange.

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE



                                                              PAGE
                                                              ----
QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Report of Independent Accountants...........................   F-2
Consolidated Balance Sheets as of March 31, 1999 and
  December 31, 1998.........................................   F-3
Consolidated Statements of Income for the three months ended
  March 31, 1999 and 1998...................................   F-4
Consolidated Statement of Equity for the three months ended
  March 31, 1999............................................   F-5
Consolidated Statements of Cash Flows for the three months
  ended March 31, 1999 and 1998.............................   F-6
Notes to Consolidated Financial Statements..................   F-7
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Auditors..............................   F-9
Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................  F-10
Consolidated Statements of Income for the years ended
  December 31, 1998, 1997 and 1996..........................  F-11
Consolidated Statements of Equity for the three years ended
  December 31, 1998.........................................  F-12
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, 1997, and 1996.........................  F-13
Notes to Consolidated Financial Statements..................  F-14
Schedule I -- Summary of Investments -- Other than
  Investments in Related Parties............................  F-28


(ALL OTHER SCHEDULES FOR WHICH PROVISION IS MADE IN THE APPLICABLE ACCOUNTING REGULATION OF THE SECURITIES AND EXCHANGE COMMISSION ARE OMITTED FOR THE REASON THAT THEY ARE NOT APPLICABLE OR THE INFORMATION IS OTHERWISE CONTAINED IN THE FINANCIAL STATEMENTS).

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Governors
Medical Inter-Insurance Exchange

     We have reviewed the accompanying consolidated balance sheet of Medical Inter-Insurance Exchange and subsidiaries as of March 31, 1999, and the related consolidated statements of income and cash flows for the three-month periods ended March 31, 1999 and 1998 and the consolidated statement of equity for the three-month period ended March 31, 1999. These financial statements are the responsibility of the Company's management.

     We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles.


     We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheets of Medical Inter-Insurance Exchange and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 1998, and in our report dated March 24, 1999, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 1998, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.


                                          ERNST & YOUNG LLP

New York, New York
May 12, 1999

                        MEDICAL INTER-INSURANCE EXCHANGE


                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               MARCH 31,     DECEMBER 31,
                                                                 1999            1998
                                                              -----------    ------------
                                                              (UNAUDITED)
                                         ASSETS
Securities available-for-sale:
  Fixed-maturity investments, at fair value (amortized cost:
     1999 -- $1,162,378; 1998 -- $1,041,192)................  $1,163,435      $1,057,739
  Equity investments, at fair value (cost: 1999 -- $3,543;
     1998 -- $3,159)........................................       3,543           3,159
  Short-term investments, at cost which approximates fair
     value..................................................     117,118         104,800
                                                              ----------      ----------
          Total investments.................................   1,284,096       1,165,698
Cash........................................................         855           1,408
Accrued investment income...................................      13,343          13,563
Premium receivable, net.....................................      17,858          23,876
Reinsurance recoverable on unpaid losses....................     336,921         325,795
Prepaid reinsurance premiums................................      20,137          26,921
Reinsurance recoverable on paid losses, net.................         337             724
Deferred policy acquisition costs...........................       6,583           2,810
Due from Attorney-in-Fact...................................       5,539           3,949
Deferred income taxes.......................................      41,227          34,731
Receivable for securities...................................      16,803           3,414
Other assets................................................      80,003          71,373
                                                              ----------      ----------
          Total assets......................................  $1,823,702      $1,674,262
                                                              ==========      ==========
LIABILITIES AND EQUITY

LIABILITIES
Unpaid losses and loss adjustment expenses..................  $  972,630      $  951,659
Unearned premiums...........................................     142,144          54,139
Premium deposits............................................          --          28,392
Funds held under reinsurance treaties.......................     233,644         228,148
Payable for securities......................................     109,725          34,115
Other liabilities...........................................      48,179          54,966
                                                              ----------      ----------
          Total liabilities.................................  $1,506,322      $1,351,419
                                                              ==========      ==========
Commitments and contingencies (Note 3)
EQUITY
Surplus.....................................................     316,693         312,087
Accumulated other comprehensive income......................         687          10,756
                                                              ----------      ----------
          Total equity......................................     317,380         322,843
                                                              ----------      ----------
          Total liabilities and equity......................  $1,823,702      $1,674,262
                                                              ==========      ==========

                             See accompanying notes

                        MEDICAL INTER-INSURANCE EXCHANGE


                       CONSOLIDATED STATEMENTS OF INCOME

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)


                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
                                                                 (UNAUDITED)
REVENUES
Net premiums earned.........................................  $45,581    $35,817
Net investment income.......................................   17,387     14,803
Realized investment gains, net..............................     (504)     1,441
Other revenue...............................................      159        307
                                                              -------    -------
          Total revenues....................................   62,623     52,368
EXPENSES
Losses and loss adjustment expenses.........................   43,043     36,050
Underwriting expenses.......................................    9,319      8,194
Funds held charges..........................................    4,256      4,125
                                                              -------    -------
          Total expenses....................................   56,618     48,369
Income before income taxes..................................    6,005      3,999
Provision for income taxes..................................    1,399        538
                                                              -------    -------
          Net income........................................  $ 4,606    $ 3,461
                                                              =======    =======
Earnings per share (pro forma)..............................  $  0.38
                                                              =======

                             See accompanying notes

                        CONSOLIDATED STATEMENT OF EQUITY

                   FOR THE THREE MONTHS ENDED MARCH 31, 1999

                                 (IN THOUSANDS)


                                                                        ACCUMULATED
                                                                           OTHER
                                                                       COMPREHENSIVE
                                                          SURPLUS         INCOME        TOTAL EQUITY
                                                        -----------    -------------    ------------
                                                        (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
Balance at January 1, 1999............................   $312,087         $10,756         $322,843
  Net income..........................................      4,606                            4,606
  Other comprehensive income, net of tax:
  Unrealized depreciation on securities
     available-for-sale, net of deferred taxes........                    (10,069)         (10,069)
                                                         --------         -------         --------
Balance at March 31, 1999.............................   $316,693         $   687         $317,380
                                                         ========         =======         ========

                             See accompanying notes

                        MEDICAL INTER-INSURANCE EXCHANGE


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                1999         1998
                                                              ---------    ---------
                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  $   4,606    $   3,461
Adjustments to reconcile net income to net cash provided by
  operating activities:
Unpaid losses and loss adjustment expenses..................     20,971       14,591
Unearned premiums...........................................     88,005       99,557
Premium deposits............................................    (28,392)     (21,024)
Premium receivable, net.....................................      6,018      (49,407)
Reinsurance balances, net...................................      1,541       (3,897)
Deferred policy acquisition costs...........................     (3,773)      (5,083)
Realized (gains) losses.....................................        504       (1,441)
Depreciation, accretion and amortization....................         52          564
Deferred income tax provision...............................     (1,074)         133
Due from Attorney-in-Fact...................................     (1,590)       7,396
Accrued investment income...................................        220         (690)
Other assets................................................     (8,630)         672
Other liabilities...........................................     (6,787)      10,163
                                                              ---------    ---------
Net cash provided by operating activities...................     71,671       54,995
                                                              =========    =========
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from fixed-maturity investment sales...............    236,999       91,434
Proceeds from fixed-maturity investments matured, called, or
  prepaid...................................................     26,945       25,989
Proceeds from equity investment sales.......................         --        1,942
Cost of investments acquired................................   (386,069)    (137,780)
Change in short-term investments, net.......................    (12,320)     (43,845)
Net Payable for securities..................................     62,221        5,356
                                                              ---------    ---------
Net cash used in investing activities.......................    (72,224)     (56,904)
CASH FLOWS FROM FINANCING ACTIVITIES
Net cash used in financing activities.......................         --           --
Net change in cash..........................................       (553)      (1,909)
Cash at beginning of period.................................      1,408        4,877
                                                              ---------    ---------
Cash at end of period.......................................  $     855    $   2,968
                                                              =========    =========

                             See accompanying notes

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.  BASIS OF PRESENTATION

     The consolidated financial statements for the interim periods included herein, which include the accounts of Medical Inter-Insurance Exchange (the "Exchange"), and its wholly owned subsidiaries Lawrenceville Holdings, Inc. ("LHI"), Lawrenceville Property and Casualty Co., Inc. ("LP&C"), MIIX Insurance Company of New York ("MIIX New York"), The MIIX Group Incorporated ("The MIIX Group") and MIIX Insurance Company (collectively, "the Company"), are unaudited. However, they have been prepared in accordance with generally accepted accounting principles for interim financial information and in the opinion of management, such information reflects all adjustments considered necessary for a fair presentation. Operating results for the interim period are not necessarily indicative of the results to be expected for the full year.

     These consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes of the Company for the year ended December 31, 1998 which were filed with the Securities and Exchange Commission on Form 10-K.

2.  COMPREHENSIVE INCOME

     The Company considers its investment portfolio as available-for-sale and had unrealized gains at each balance sheet date that are reflected as comprehensive income in the Consolidated Statements of Equity.

     The components of comprehensive income, net of related tax, for the periods ended March 31, 1999 and 1998 were as follows:

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                          -------------------
                                                            1999       1998
                                                          --------    -------
                                                            (IN THOUSANDS)
Net income..............................................  $  4,606    $ 3,461
Other comprehensive income:
  Unrealized holding gains (losses) arising during
     period (net of tax of $5,598 and $622,
     respectively)......................................   (10,397)    (1,156)
  Reclassification adjustment for gains (losses)
     realized in net income (net of tax of $176 and
     $505, respectively)................................       328       (936)
                                                          --------    -------
  Net unrealized gains (losses), (net of tax of $5,421
     and $1,127, respectively)..........................   (10,069)    (2,092)
                                                          --------    -------
Comprehensive income (loss).............................  $ (5,463)   $ 1,369
                                                          ========    =======

3.  COMMITMENTS, CONTINGENCIES AND OFF BALANCE SHEET RISK

     On January 13, 1998, the Company implemented an "equity collar" (the "Collar") with a notional value of $85 million around the Company's equity portfolio. The purpose of the Collar was to reduce equity market volatility and to stabilize unassigned surplus. The Collar was constructed using European-style S&P 500 options and at March 31, 1998, had an unrealized loss, net of tax, of $6,814,000 which is included in the unrealized depreciation of investments in other comprehensive income as of March 31, 1998. The Collar expired on July 13, 1998. To minimize loss exposure due to credit risk, the Company utilizes only those intermediaries that are approved by the Securities Valuation Office of the National Association of Insurance Commissioners.

4.  DEFERRED POLICY ACQUISITION COSTS

     The following represents the components of deferred policy acquisition costs and the amounts that were charged to expense for the three months ended March 31, 1999 and 1998.

                                                            THREE MONTHS ENDED
                                                                 MARCH 31,
                                                            -------------------
                                                              1999       1998
                                                            --------    -------
                                                              (IN THOUSANDS)
Balance at beginning of period............................  $ 2,810     $  100
Cost deferred during the period...........................    6,884      5,538
Amortization expense......................................   (3,111)      (455)
                                                            -------     ------
Balance at end of period..................................  $ 6,583     $5,183
                                                            =======     ======

5.  INCOME TAXES

     A reconciliation of income tax computed based on the expected annual effective federal statutory tax rate to total income expense for the periods ended March 31 is as follows:

                                                   THREE MONTHS ENDED MARCH 31,
                                  ---------------------------------------------------------------
                                               1999                             1998
                                  ------------------------------   ------------------------------
                                                    % OF INCOME                      % OF INCOME
                                    INCOME TAX     BEFORE INCOME     INCOME TAX     BEFORE INCOME
                                     EXPENSE           TAXES          EXPENSE           TAXES
                                  --------------   -------------   --------------   -------------
                                  (IN THOUSANDS)                   (IN THOUSANDS)
Expected annual effective
  federal income tax at 35%.....      $2,102            35.0%          $1,400            35.0%
Decrease in taxes resulting
  from:
     Tax-exempt interest........        (670)          (11.2%)           (745)          (18.6%)
     Other......................         (33)           (0.5%)           (117)           (2.9%)
                                      ------           -----           ------           -----
          Total income taxes....      $1,399            23.3%          $  538            13.5%
                                      ======           =====           ======           =====

6.  PRO FORMA EARNINGS PER SHARE


     The earnings per share reflected on the consolidated statements of income is calculated on a pro forma basis and gives effect to the assumed aggregate issuance of approximately 12,025,000 shares of Common Stock to eligible MIIX Members upon the consummation of the Plan of Reorganization. The calculation does not give effect to the issuance of shares of Common Stock in the anticipated underwritten Public Offering, the issuance of shares of Common Stock to certain officers of the Company on the anticipated underwritten Public Offering date pursuant to Stock Purchase and Loan Agreements between such officers and the Company, or to the issuance of shares of Common Stock to the Medical Society of New Jersey in connection with the purchase of New Jersey State Medical Underwriters Inc.


7.  RECLASSIFICATION

     Certain amounts have been reclassified for the prior years to be comparable to the 1999 presentation.

8.  SEGMENT REPORTING

     The Company's operations are classified into one reportable segment: providing professional liability and related insurance coverages to the healthcare industry. In connection therewith the Company generally offers three products, occurrence policies, claims made policies with prepaid tail coverage and claims made policies in each of its markets. The Company distributes its products both directly to the insureds and through intermediaries. The Company does not currently prepare discrete financial information for any individual component of the Company's operations that are regularly reviewed by the chief operating decision maker and utilized to allocate resources and assess performance.

                         REPORT OF INDEPENDENT AUDITORS

Board of Governors
Medical Inter-Insurance Exchange

     We have audited the accompanying consolidated balance sheets as of December 31, 1998 and 1997, of Medical Inter-Insurance Exchange and subsidiaries and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedule listed in the Index at page F-1. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Medical Inter-Insurance Exchange and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          ERNST & YOUNG LLP

New York, New York
March 24, 1999

                        MEDICAL INTER-INSURANCE EXCHANGE

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
                                        ASSETS
Securities available-for-sale:
  Fixed-maturity investments, at fair value (amortized cost:
     1998 -- $1,041,192; 1997 -- $832,822)..................  $1,057,739    $  852,746
  Equity investments, at fair value (cost: 1998 -- $3,159;
     1997 -- $66,520).......................................       3,159        89,080
  Short-term investments, at cost which approximates fair
     value..................................................     104,800        85,145
                                                              ----------    ----------
          Total investments.................................   1,165,698     1,026,971
Cash........................................................       1,408         4,877
Accrued investment income...................................      13,563        10,324
Premium receivable, net.....................................      23,876         4,817
Reinsurance recoverable on unpaid losses....................     325,795       270,731
Prepaid reinsurance premiums................................      26,921        19,814
Reinsurance recoverable on paid losses, net.................         724         2,692
Deferred policy acquisition costs...........................       2,810           100
Due from Attorney-in-Fact...................................       3,949        13,347
Deferred income taxes.......................................      34,731        17,696
Other assets................................................      74,787        75,190
                                                              ----------    ----------
          Total assets......................................  $1,674,262    $1,446,559
                                                              ==========    ==========

                                LIABILITIES AND EQUITY
LIABILITIES
Unpaid losses and loss adjustment expenses..................  $  951,659    $  876,721
Unearned premiums...........................................      54,139        20,886
Premium deposits............................................      28,392        21,024
Funds held under reinsurance treaties.......................     228,148       182,590
Payable for securities......................................      34,115           229
Other liabilities...........................................      54,966        35,135
                                                              ----------    ----------
          Total liabilities.................................  $1,351,419    $1,136,585
                                                              ----------    ----------
Commitments and contingencies (Notes 5 and 8)
EQUITY
Surplus.....................................................     312,087       282,359
Accumulated other comprehensive income......................      10,756        27,615
                                                              ----------    ----------
          Total equity......................................     322,843       309,974
                                                              ----------    ----------
          Total liabilities and equity......................  $1,674,262    $1,446,559
                                                              ==========    ==========

                             See accompanying notes

                        MEDICAL INTER-INSURANCE EXCHANGE

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1998        1997        1996
                                                             --------    --------    --------
REVENUES
Net premiums earned........................................  $162,501    $123,330    $107,887
Net investment income......................................    65,107      53,892      49,135
Realized investment gains, net.............................    36,390      10,296       5,832
Other revenue..............................................       891       2,884       3,164
                                                             --------    --------    --------
          Total revenues...................................   264,889     190,402     166,018
EXPENSES
Losses and loss adjustment expenses........................   155,868     120,496     110,593
Underwriting expenses......................................    42,063      25,415      17,553
Funds held charges.........................................    13,420      13,361      10,273
Impairment of capitalized system development costs.........    12,656          --          --
                                                             --------    --------    --------
          Total expenses...................................   224,007     159,272     138,419
Income before income taxes.................................    40,882      31,130      27,599
Provision for income taxes.................................    11,154       2,006      10,004
                                                             --------    --------    --------
Net income.................................................  $ 29,728    $ 29,124    $ 17,595
                                                             ========    ========    ========
Earnings per share (pro forma unaudited)...................  $   2.47
                                                             ========


                             See accompanying notes

                        MEDICAL INTER-INSURANCE EXCHANGE

                       CONSOLIDATED STATEMENTS OF EQUITY
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                                      ACCUMULATED
                                                                         OTHER
                                                                     COMPREHENSIVE
                                                         SURPLUS        INCOME        TOTAL EQUITY
                                                         --------    -------------    ------------
Balance at January 1, 1996.............................  $235,640      $ 18,991         $254,631
  Net income...........................................    17,595                         17,595
  Other comprehensive income, net of tax:
  Unrealized depreciation on securities
     available-for-sale, net of deferred taxes.........                  (9,914)          (9,914)
                                                         --------      --------         --------
Balance at December 31, 1996...........................   253,235         9,077          262,312
  Net income...........................................    29,124                         29,124
  Other comprehensive income, net of tax:
  Unrealized appreciation of securities
     available-for-sale, net of deferred tax...........                  18,538           18,538
                                                         --------      --------         --------
Balance at December 31, 1997...........................   282,359        27,615          309,974
  Net income...........................................    29,728                         29,728
  Other comprehensive income, net of tax:
  Unrealized depreciation on securities
     available-for-sale, net of deferred tax...........                 (16,859)         (16,859)
                                                         --------      --------         --------
Balance at December 31, 1998...........................  $312,087      $ 10,756         $322,843
                                                         ========      ========         ========

                             See accompanying notes

                        MEDICAL INTER-INSURANCE EXCHANGE

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEARS ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1998         1997         1996
                                                          ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income............................................  $  29,728    $  29,124    $  17,595
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Unpaid losses and loss adjustment expenses.........     74,938       81,272       46,789
     Unearned premiums..................................     33,253       12,588        1,883
     Premium deposits...................................      7,368      (16,224)      (3,873)
     Premium receivable, net............................    (19,059)        (271)        (751)
     Reinsurance balances, net..........................    (14,645)     (14,649)     (20,326)
     Deferred policy acquisition costs..................     (2,710)         351         (451)
     Realized gains.....................................    (36,390)     (10,296)      (5,832)
     Depreciation, accretion and amortization...........       (980)      (1,029)         976
     Deferred income tax provision......................     (7,957)      (1,417)         776
     Due from Attorney-in-Fact..........................     (3,258)      (3,687)      (2,307)
     Impairment of capitalized system development
       costs............................................     12,656           --           --
     Accrued investment income..........................     (3,239)        (142)       2,159
     Other assets.......................................        578       (9,185)      (2,101)
     Other liabilities..................................     19,831       (2,461)       8,667
                                                          ---------    ---------    ---------
  Net cash provided by operating activities.............     90,114       63,974       43,204
                                                          =========    =========    =========
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from fixed-maturity investment sales.........    664,988      228,005      606,172
  Proceeds from fixed-maturity investments matured,
     called, or prepaid.................................    112,473      120,034       97,325
  Proceeds from equity investment sales, net of equity
     collar expiration..................................     91,789       24,249        3,386
  Cost of investments acquired..........................   (976,889)    (444,168)    (704,486)
  Change in short-term investments, net.................    (19,655)       1,085      (33,979)
  Payable for securities................................     33,886          229           --
  Acquisition of goodwill...............................       (175)          --       (1,700)
                                                          ---------    ---------    ---------
  Net cash used in investing activities.................    (93,583)     (70,566)     (33,282)

CASH FLOWS FROM FINANCING ACTIVITIES
  Subordinated loan certificates redeemed...............         --           --         (248)
                                                          ---------    ---------    ---------
  Net cash used in financing activities.................         --           --         (248)
  Net change in cash....................................     (3,469)      (6,592)       9,674
  Cash at beginning of year.............................      4,877       11,469        1,795
                                                          ---------    ---------    ---------
  Cash at end of year...................................  $   1,408    $   4,877    $  11,469
                                                          =========    =========    =========

                             See accompanying notes

                        MEDICAL INTER-INSURANCE EXCHANGE

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND RELATED MATTERS

     The Medical Inter-Insurance Exchange ("The Exchange") was organized as a New Jersey reciprocal insurance exchange in 1977. A New Jersey reciprocal insurance exchange is an entity that may be formed by persons seeking a particular type of insurance coverage. In the case of the Exchange, medical and osteopathic physicians formed the Exchange to provide medical malpractice insurance. Under New Jersey law, the business of a reciprocal insurance exchange must be conducted by a separate entity acting as the attorney-in-fact of such exchange.

     The Attorney-in-Fact is a corporation that is wholly owned by the Medical Society of New Jersey (the "Medical Society") and was originally formed to fulfill the statutory role of attorney-in-fact for the Exchange. In recent years the Attorney-in-Fact has diversified its business, but its principal activity continues to be managing the Exchange. The Attorney-in-Fact manages the Exchange, subject to the oversight of the Board of Governors of the Exchange, pursuant to a management contract that requires the Exchange to reimburse the costs of the Attorney-in-Fact. In addition to the power of attorney contained in such management contract, each member of the Exchange is required to execute a power of attorney in favor of the Attorney-in-Fact to affirm the Attorney-in-Fact's power to act on behalf of the Exchange pursuant to the management contract.

     The rights of a member of the Exchange are similar to the rights of a policyholder of other types of insurance companies. Because members of the Exchange are accorded certain voting rights, members' rights are more closely analogous to the rights of a person insured by a mutual insurance company than the rights of a person insured by a stock insurance company. Members' rights include the right to elect the Board of Governors, which has oversight authority over the Attorney-in-Fact. Therefore, while the day-to-day affairs of the Exchange are managed by the Attorney-in-Fact, the Exchange is ultimately controlled by its members through their power to elect the Board of Governors.

     The Exchange has been operated to generate profits. Such profits are part of the Exchange's surplus account, and the application of such profits is in the Exchange's discretion. Neither the Attorney-in-Fact nor the Medical Society owns the Exchange or has any right to profits generated by the Exchange.

     The Exchange is permitted by law to engage in any line of insurance permitted by its rules and regulations, its certificate of authority, and the applicable New Jersey laws, its state of domicile, and other states where it is authorized to do business. All aspects of the Exchange's operations are regulated by state regulatory authorities, particularly the regulatory authorities of New Jersey, which is the state in which the Exchange is domiciled. State laws regulate the process of soliciting insurance, the underwriting of insurance, the rates charged, the nature of insurance products sold, the financial accounting methods of the insurer utilized for regulatory matters, the amount of money required to be maintained by the insurer to guard against insolvency, and many other aspects of the day-to-day operations of the Exchange. See Note 9.

     In 1996, the Exchange formed a down-stream holding company, Lawrenceville Holdings, Inc. ("LHI"). On April 16, 1996, LHI acquired all of the common stock of a property and casualty insurance company, Lawrenceville Property and Casualty Co., Inc. ("LP&C"), which is domiciled in Virginia, and is licensed in twenty-five states and the District of Columbia. On July 14, 1998, LHI acquired all of the common stock of a property and casualty insurance company, MIIX Insurance Company of New York ("MIIX New York"), which is domiciled in New York. The Exchange owns all of the common stock of The MIIX Group, Incorporated, ("The MIIX Group") a Delaware holding company formed in 1997. The MIIX Group owns all of the common stock of MIIX Insurance Company ("MIIX Insurance"), a New Jersey-domiciled property and casualty insurance company incorporated on May 14, 1998.

     The Exchange, LHI, LP&C, MIIX New York and MIIX Insurance (collectively, "the Company") provide a wide range of insurance products to the medical profession and health care institutions primarily in the states of New Jersey and Pennsylvania. The primary business of the Company is medical professional

                        MEDICAL INTER-INSURANCE EXCHANGE
liability and it issues claims-made, modified claims made with prepaid extended reporting endorsements and occurrence policies. The Company currently maintains licenses in 31 states and the District of Columbia.

2.  SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") which differs from statutory accounting practices prescribed or permitted by regulatory authorities (see Note 9). The significant accounting policies followed by the Company that materially affect financial reporting are summarized below:

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Exchange, LHI, LP&C (from the date of acquisition, April 16, 1996), MIIX New York (from the date of acquisition, July 14, 1998) and MIIX Insurance (from the date of incorporation, May 14, 1998). During 1996, no business was written by LP&C subsequent to its acquisition. No business was written by MIIX New York or MIIX Insurance during 1998. All significant intercompany transactions and balances have been eliminated in the consolidation.

  Use of Estimates

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

  Investments

     The Company has designated its entire investment portfolio as available-for-sale. The Company designates its investment portfolio as available-for-sale to provide the Company flexibility to respond to changes in market conditions and tax planning considerations. As such, all investments are carried at their fair values. The Company has no securities classified as "trading" or "held-to-maturity." Transfers to these categories are restricted. Investments are recorded at the Trade date.

     Changes in fair values of available-for-sale securities, after adjustment of deferred income taxes, are reported as unrealized appreciation or depreciation directly in equity as a component of other comprehensive income and, accordingly, have no effect on net income.

     For the loan-backed bonds, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of securities. Prepayment assumptions are obtained from both proprietary and broker/dealer estimates and are consistent with the current interest rate and economic environment. When actual prepayments differ significantly from anticipated prepayments, which are assessed periodically, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. That adjustment is included in net investment income.

     Derivative financial instruments are held as part of a hedging strategy and are classified as other than trading. As such, all derivatives are carried at their fair values. Changes in fair values, net of deferred taxes, are reported as unrealized appreciation or depreciation directly in equity as a component of other comprehensive income and, accordingly, have no effect on net income.

                        MEDICAL INTER-INSURANCE EXCHANGE

     Premiums and discounts on investments (other than loan-backed bonds) are amortized/accreted to investment income using the interest method over the contractual lives of the investments. Realized investment gains and losses are included as a component of revenues based on a specific identification of the investment sold.

     Short-term investments include investments maturing within one-year and other cash and cash equivalent balances earning interest.

  Losses and Loss Adjustment Expenses

     Estimates for unpaid losses and loss adjustment expenses are based on the Company's evaluation of reported claims and actuarial analyses of the Company's operations since its inception, including assumptions regarding expected ultimate losses and reporting patterns, and estimates of future trends in claim severity and frequency. The Company's philosophy is to have a disciplined process consistently applied in setting and adjusting loss and LAE reserves. Although variability is inherent in such estimates, recorded loss and LAE reserves represent management's best estimate of the remaining costs of settling all incurred claims. Changes in the Company's best estimate of ultimate claim costs are recognized in the period in which the Company's estimate of those ultimate costs is changed. These estimates are reviewed regularly and any adjustments to prior year reserves are reflected in current year operating results.

     The Company offered pure occurrence coverage from 1977 through 1986 and a form of occurrence coverage, "modified claims made" from 1987 to the present through its Permanent Protection Plan ("PPP") policy. The PPP policy provides coverage for claims reported during the policy period as well as, under the extended reporting endorsement, claims reported after the termination of the policy (for any reason), and thus is reserved on an occurrence basis. Traditional claims-made and occurrence coverages are reserved on a claims-made or occurrence basis, as appropriate.

  Premiums

     Premiums are recorded as earned over the period the policies to which they apply are in force. Premium deposits represent amounts received prior to the effective date of the new or renewal policy period. The reserve for unearned premiums is determined on a monthly pro-rata basis. Gross premiums include both direct and assumed premiums earned.

  Reinsurance

     Reinsurance premiums, losses, and loss adjustment expenses are accounted for on a basis consistent with the accounting for the original policies issued and the terms of the reinsurance contracts. Premium deposits, unearned premiums, and unpaid losses and loss adjustment expenses are reported gross of reinsurance amounts.

     All reinsurance contracts are accounted for in accordance with the provisions of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", which provides the criteria for determining whether the contracts should be accounted for utilizing reinsurance accounting or deposit accounting. Reinsurance contracts that do not satisfy certain requirements of SFAS No. 113 are accounted for by the deposit method. Recorded deposits are initially established based on the consideration paid less any fees which are expensed in accordance with the contract terms. Subsequent adjustments to the deposit are measured based on the present value of the expected future cash flows arising from the contract.

                        MEDICAL INTER-INSURANCE EXCHANGE

  Premium Receivable

     Premium receivable is net of an allowance for doubtful accounts as of December 31, 1998 and 1997 of $455,000 and $627,000, respectively. Amounts charged to expense in 1998, 1997 and 1996 were ($172,000), $627,000 and $0.

  Reinsurance Recoverable on Paid Losses

     Reinsurance recoverable on paid losses at December 31, 1998 is net of an allowance of $1,300,000. A corresponding amount was reflected in 1998 operations.

  Deferred Policy Acquisition Costs

     Policy acquisition costs, (primarily commissions, premium taxes and other selling expenses) which vary with and are directly related to the production of business, are capitalized and amortized over the effective period of the related policies. Anticipated investment income is considered in determining if premium deficiencies exist.

  Software Development Costs

     Costs incurred in the development of software used for Company operations are capitalized and amortized over a useful life ranging from three to five years.

  Income Taxes

     The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred income taxes arise as a result of applying enacted statutory tax rates to the temporary differences between the financial statement carrying value and the tax basis of assets and liabilities. A valuation allowance is established for any portion of a deferred tax asset that management believes will not be realized.

  Reclassification

     Certain amounts have been reclassified for the prior years to be comparable to the 1998 presentation.

  Cash Flow Reporting

     For purposes of reporting cash-flows, cash consists of amounts held at banks, cash in money market accounts and time deposits with original maturities of generally three months or less.

  Pro forma Unaudited Earnings per Share


     The earnings per share reflected on the consolidated statements of income is calculated on a pro forma basis and gives effect in 1998 to the assumed aggregate issuance of approximately 12,025,000 shares of Common Stock to eligible MIIX Members upon consummation of the Plan of Reorganization (see Note
15). The calculation does not give effect to the issuance of shares of Common Stock in the anticipated underwritten Public Offering, the issuance of shares of Common Stock to certain officers of the Company on the anticipated underwritten Public Offering date pursuant to Stock Purchase and Loan Agreements between such officers and the Company, or to the issuance of shares of Common Stock to the Medical Society of New Jersey in connection with the purchase of New Jersey State Medical Underwriters Inc.


  Recent Accounting Pronouncements

     In December 1997, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-3 "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." The SOP

                        MEDICAL INTER-INSURANCE EXCHANGE
provides guidance for determining when a liability for guaranty fund and other insurance-related assessments should be recognized and how such liability should be measured. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of this statement will not have a significant impact on the Company's financial position or results of operations.

     Effective January 1, 1998, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No.
131). SFAS No. 131 superseded FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company's operations are classified into one reportable segment: providing professional liability and related insurance coverages to the healthcare industry. In connection therewith the company generally offers three products, occurrence policies, claims made policies with prepaid tail coverage and claims made policies in each of its markets. The Company distributes its products both directly to the insureds and through intermediaries. The Company does not currently prepare discrete financial information for any individual component of the Company's operations that are regularly reviewed by the chief operating decision maker and utilized to allocate resources and assess performance.

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which is effective for fiscal years beginning after June 15, 1999. Adoption of this statement is not expected to have a significant impact on the Company's financial position or results of operations.

3.  LIABILITY FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

     Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

                                                               1998        1997        1996
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Balance as of January 1, net of reinsurance recoverable of
  $270.7 million, $221.7 million and $165.7 million,
  respectively.............................................  $605,990    $573,700    $582,931
Incurred related to:
  Current year.............................................   157,952     120,496     110,593
  Prior years..............................................    (2,084)         --          --
                                                             --------    --------    --------
Total incurred.............................................   155,868     120,496     110,593
Paid related to:
  Current year.............................................     1,328       3,930       3,630
  Prior years..............................................   134,666      84,276     116,194
                                                             --------    --------    --------
Total paid.................................................   135,994      88,206     119,824
                                                             --------    --------    --------
Balance as of December 31, net of reinsurance
  recoverable..............................................   625,864     605,990     573,700
Reinsurance recoverable....................................   325,795     270,731     221,749
                                                             --------    --------    --------
Balance, gross of reinsurance..............................  $951,659    $876,721    $795,449
                                                             ========    ========    ========

     The Company increased prior year gross reserves in the amount of $3.8 million and $0.2 million during 1998 and 1997, respectively. No adjustment to prior year gross reserves was made in 1996. At December 31, 1998, 1997 and 1996, reserves for gross losses and loss adjustment expenses on incurred but not reported

                        MEDICAL INTER-INSURANCE EXCHANGE
claims amounted to $623.8 million, $591.2 million and $500.0 million, respectively, of which $436.3 million, $430.3 million and $350.9 million related to prior years.

     Loss and loss adjustment expense reserve estimates have been reviewed regularly and adjusted where judged prudent to do so. Medical malpractice business, particularly occurrence or occurrence-like coverage, has a very long development period. Cases may take years to be reported, and, as a rule, take several years to adjust, settle or litigate. In addition, general long term trends impacting ultimate reserve values such as changes in liability standards and expanding views of contract interpretation increase the uncertainty. While certain individual cases were settled during 1998, 1997 and 1996 at values more or less than specific case reserve amounts established in prior years, there were no overall indications that prior established best estimates, including the significant portion of reserves for incurred but not reported claims, should be adjusted beyond the amounts recorded.

     The Company maintains aggregate excess reinsurance contracts that provide coverage, above aggregate retentions for most losses and allocated loss adjustment expenses. The aggregate excess reinsurance contracts, therefore, have the effect of holding net incurred losses and allocated loss adjustment expenses at a constant level as long as losses and allocated loss adjustment expenses remain within the coverage limits, which occurred for the years ended December 31, 1998, 1997 and 1996. The adjustment to net reserves in 1998 relates to loss and loss adjustment expenses not covered by the aggregate excess reinsurance contracts.

4.  MANAGEMENT SERVICES AGREEMENT

     Management services agreements between the Exchange and the Attorney-in-Fact and LP&C and the Attorney-in-Fact provide, among other things, that the Attorney-in-Fact is responsible for the administration and management of the Exchange and LP&C. These agreements have been filed with the insurance departments of the Exchange's and LP&C's respective domiciliary states. The agreement between the Exchange and the Attorney-in-Fact empowers the Attorney-in-Fact to issue, modify, reinsure, or cancel contracts; to adjust and settle claims; to accept service of process; to collect and have charge of all funds coming into the Exchange; to keep the books and accounts of the Exchange; and to do any and all things necessary to comply with any laws, subject to the control, oversight and direction of the Board of Governors of the Exchange. This agreement is automatically renewable each year unless notice of termination by either party has been provided by December 1 of the preceding year. No such notice has been given.

     The agreement between LP&C and the Attorney-in-Fact provides for similar services to be performed by the Attorney-in-Fact for LP&C, subject to the general supervision of the Board of Directors of LP&C. This agreement is automatically renewable for three-year terms unless notice of termination by either party has been provided by April 16 of the year preceding the expiration of the agreement.

     In exchange for services provided, fees are paid to the Attorney-in-Fact by the Exchange and LP&C equal to actual direct expenses of the Attorney-in-Fact incurred in performing services on behalf of the Exchange and LP&C, plus in the case of the LP&C agreement, 3 percent of LP&C's revenues of the preceding calendar year. Expenses of the Attorney-in-Fact reimbursed by the Exchange and LP&C amounted to $30.6 million in 1998, $22.7 in 1997 and $18.6 in 1996. LP&C was acquired by the Exchange in 1996 and generated no revenue during such year. Therefore, 1997 payments to the Attorney-in-Fact under the LP&C agreement were only in respect of actual direct expenses of the Attorney-in-Fact. 1998 payments to the Attorney-in-Fact included $0.2 million related to the percentage of revenue feature of the LP&C agreement.

5.  RELATED PARTY TRANSACTIONS

     As of December 31, 1998 and 1997, the Exchange is guarantor for space leased by the Attorney-in-Fact. The lease expires in May 2001, with total minimum lease payments remaining of $1.3 million. Additionally, the Exchange has extended a line of credit to an Attorney-in-Fact subsidiary in an amount up to $5.0 million,

                        MEDICAL INTER-INSURANCE EXCHANGE
none of which was outstanding at December 31, 1998 or 1997. The Exchange guarantees a bank loan on behalf of the Attorney-in-Fact, which had an outstanding balance of $0.8 million and $1.6 million at December 31, 1998 and 1997, respectively. Lawrenceville Re, Ltd., a subsidiary of the Attorney-in-Fact assumes premiums, losses, commissions and other insurance balances pursuant to reinsurance contracts with the Exchange, principally a one percent participation on the Exchange's aggregate excess of loss programs. In addition, other subsidiaries of the Attorney-in-Fact received commissions related to the placement of the Company's reinsurance programs. During 1998, 1997 and 1996, the Company assumed premiums from a risk retention group managed by the Attorney-in-Fact. In addition, the Company made contributions to the Medical Society in 1998, 1997 and 1996.

     The Company held a note receivable of $2.8 million and $3.0 million, included in other assets, at December 31, 1998 and 1997, respectively, from the Medical Society of New Jersey, collateralized by the building in which the Company maintains its home office. The note provides for monthly payments of $40,000, which includes interest at 9.05% until September 1, 2004 and reduced payments thereafter until June 1, 2009.

6.  INVESTMENTS

     The Company's investment strategy focuses primarily on the purchase of intermediate-term, investment-grade securities along with a modest allocation to below investment-grade (i.e., high yield) fixed maturity investments not to exceed 7.5% of invested assets. At December 31, 1998 and 1997, the average credit quality of the fixed income portfolio was AA- and AA+, respectively. The portfolio does not include any investments in real estate.

     The actual or amortized cost and estimated market value of the Company's available-for-sale securities as of December 31, 1998 and 1997 were as follows:

                                                                GROSS UNREALIZED     ESTIMATED
                                                  AMORTIZED     -----------------      MARKET
                                                     COST        GAINS     LOSSES      VALUE
                                                  ----------    -------    ------    ----------
                                                                 (IN THOUSANDS)
1998
U.S. Treasury securities and obligations of U.S.
  government corporations and agencies..........  $  119,083    $ 4,451    $  270    $  123,264
Obligations of states and political
  subdivisions..................................     176,798      8,420         2       185,216
Foreign securities -- U.S. dollar denominated...      15,694        352       918        15,128
Corporate securities............................     322,477      6,874     5,021       324,330
Mortgage-backed and other asset-backed
  securities....................................     407,140      4,415     1,754       409,801
                                                  ----------    -------    ------    ----------
Total fixed maturity investments................   1,041,192     24,512     7,965     1,057,739
Equity investments..............................       3,159         --        --         3,159
                                                  ----------    -------    ------    ----------
          Total investments.....................  $1,044,351    $24,512    $7,965    $1,060,898
                                                  ==========    =======    ======    ==========
1997
U.S. Treasury securities and obligations of U.S.
  government corporations and agencies..........  $  188,715    $ 4,348    $   56    $  193,007
Obligations of states and political
  subdivisions..................................     202,386      7,224         5       209,605
Corporate securities............................     130,159      3,747       567       133,339
Mortgage-backed and other asset-backed
  securities....................................     311,562      5,702       469       316,795
                                                  ----------    -------    ------    ----------
Total fixed maturity investments................     832,822     21,021     1,097       852,746
Equity investments..............................      66,520     23,154       594        89,080
                                                  ----------    -------    ------    ----------
          Total investments.....................  $  899,342    $44,175    $1,691    $  941,826
                                                  ==========    =======    ======    ==========

                        MEDICAL INTER-INSURANCE EXCHANGE

     The fair values for fixed maturity investments are based on quoted marked prices, where available. For fixed maturity investments not actively traded, fair values are estimated using values obtained from independent pricing services. The fair values for equity securities are based on quoted market prices and quantitative estimates of management for non-traded securities.

     The amortized cost and estimated fair value of fixed maturity investments at December 31, 1998, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                            ESTIMATED
                                                              AMORTIZED        FAIR
                                                                 COST         VALUE
                                                              ----------    ----------
                                                                   (IN THOUSANDS)
Due in one year or less.....................................  $   14,784    $   14,810
Due after one year through five years.......................     109,671       110,704
Due after five years through ten years......................     207,892       212,155
Due after ten years.........................................     301,705       310,269
Mortgage-backed and other asset-backed securities...........     407,140       409,801
                                                              ----------    ----------
          Total.............................................  $1,041,192    $1,057,739
                                                              ==========    ==========

     Major categories of the Company's net investment income are summarized as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1998       1997       1996
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Fixed maturity investments............................  $59,037    $49,241    $44,914
Equity investments....................................      878      1,678      2,096
Short-term investments................................    7,376      4,925      3,774
Other.................................................      361        775        588
                                                        -------    -------    -------
          Subtotal....................................   67,652     56,619     51,372
Investment expenses...................................    2,545      2,727      2,237
                                                        -------    -------    -------
Net investment income.................................  $65,107    $53,892    $49,135
                                                        =======    =======    =======

     Realized gains and losses from sales of investments are summarized as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1998       1997       1996
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Fixed maturity investments
  Gross realized gains................................  $13,084    $ 2,803    $11,522
  Gross realized losses...............................    1,052      1,158      3,279
                                                        -------    -------    -------
Net realized gains on fixed maturity investments......   12,032      1,645      8,243
Equity investments
  Gross realized gains................................   38,823      8,719        474
  Gross realized losses...............................      465         68      2,885
                                                        -------    -------    -------
Net realized gains (losses) on equity investments.....   38,358      8,651     (2,411)
                                                        -------    -------    -------
Net realized losses on equity collar investments......   14,000         --         --
                                                        -------    -------    -------
Net realized gains on investments.....................  $36,390    $10,296    $ 5,832
                                                        =======    =======    =======

                        MEDICAL INTER-INSURANCE EXCHANGE

     The net realized gains on equity investments for the year ended December 31, 1998 resulted from the Company's decision to liquidate substantially all of its equity investments during the third quarter of 1998.

     The change in the Company's unrealized appreciation (depreciation) on fixed maturity investments was $(3,377), $17,856 and ($24,896) for the years ended December 31, 1998, 1997 and 1996, respectively. The corresponding amounts for equity investments were $(22,560), $10,664, and $9,643.

     At December 31, 1998 and 1997, investments in fixed maturity investments with a carrying amount of approximately $10.1 million and $6.8 million, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

7.  REINSURANCE

     Certain premiums, losses and loss adjustment expenses are ceded to other insurance companies under various reinsurance agreements in-force during 1998, 1997 and 1996. These reinsurance agreements protect the underwriting and operating results from unexpected increases in frequency, severity, and acceleration of the payments of losses and loss adjustment expenses, and contain the following significant terms:

      CONTRACT         COVERAGE TYPE          RETENTION             COVERAGE LIMIT              OTHER
      --------         -------------          ---------             --------------              -----
1998 Specific Excess    Per loss       $2-$3 million            $48 million              Aggregate deductible
                                                                                         Aggregate limits
1998 Aggregate Excess   Aggregate      75% loss and ALAE ratio  75% loss and ALAE ratio  Aggregate limit
1997 Specific Excess    Per loss       $2-$3 million            $38 million              Aggregate deductible
                                                                                         Aggregate limits
1997 Aggregate Excess   Aggregate      75% loss and ALAE ratio  75% loss and ALAE ratio  Aggregate limit
1996 Specific Excess    Per loss       $2-$3 million            $28 million              Aggregate deductible
                                                                                         Aggregate limits
1996 Aggregate Excess   Aggregate      75% loss and ALAE ratio  75% loss and ALAE ratio  Aggregate limit

     In addition, in 1992, the Company entered into a combined aggregate and specific excess of loss contract to protect statutory underwriting and operating results from adverse development on those losses and ALAE which occurred on or before December 31, 1992. This contract is being accounted for using deposit accounting on a GAAP basis. The net deposit carried related to this contract is $0 as the initial consideration under this contract was retained by the Company as an unrestricted funds held liability. The deposit has not been adjusted since initially recorded in 1992.

     The effect of assumed and ceded reinsurance on premiums is summarized in the following table (dollars in thousands):

                               1998                    1997                    1996
                       --------------------    --------------------    --------------------
                       WRITTEN      EARNED     WRITTEN      EARNED     WRITTEN      EARNED
                       --------    --------    --------    --------    --------    --------
Direct...............  $230,314    $195,591    $162,430    $150,099    $143,218    $142,399
Assumed..............     1,543       3,015      15,478      15,568       3,550       2,187
Ceded................   (37,685)    (36,105)    (44,522)    (42,337)    (34,890)    (36,699)
                       --------    --------    --------    --------    --------    --------
Net premiums.........  $194,172    $162,501    $133,386    $123,330    $111,878    $107,887
                       ========    ========    ========    ========    ========    ========

     During 1998, 1997 and 1996, approximately $62.4 million, $68.9 million and $56.8 million, respectively, of losses and loss adjustment expenses were ceded to reinsurers.

     The Company remains liable in the event that amounts recoverable from reinsurers are uncollectible. To minimize its exposure to losses from reinsurer insolvencies, the Company enters into reinsurance arrangements with carriers rated "A" or better by A.M. Best. At December 31, 1998 and 1997, the Company

                        MEDICAL INTER-INSURANCE EXCHANGE
held collateral under related reinsurance agreements for all unpaid losses and loss adjustment expenses ceded in the form of funds withheld of $228.1 million and $182.6 million and letters of credit of $143.0 million and $126.7 million, respectively. The Company also held collateral at December 31, 1998 and 1997 of $126 million and $192 million, respectively, under the deposit contract referred to above. However, the corresponding funds held liability was offset by a receivable of the same amount representing the minimum amount due to the Company if that arrangement was terminated at December 31, 1998.

     In accordance with the provisions of the reinsurance contracts, the funds withheld are credited with interest at contractual rates ranging from 7.5% to 8.6%, which is recorded as a period expense in the year incurred. There are no restrictions on investments held in support of funds withheld.

8.  COMMITMENTS, CONTINGENCIES AND OFF BALANCE SHEET RISK

     The Company's securities lending program was terminated during 1998. Investment securities with an aggregate market value of $92.1 million were loaned to various brokers in connection with a securities lending program at December 31, 1997. The Company received lending fees and earned interest on the loaned securities.

     In 1997, the Company implemented an "equity collar" (collar) around the Company's equity securities of $81.6 million. An "equity collar" is an option position created with the simultaneous purchase and sale of an equal number of put and call options which serves as a hedge transaction, the purpose of which is to reduce equity market volatility and to protect surplus from significant declines in the market value of the Company's equity securities. This resulting option position establishes both a ceiling and a floor with respect to the financial performance of the underlying asset, upon which the "equity collar" is established, for a specified time period. The collar transaction was executed on July 8, 1997 and expired on January 2, 1998. The collar was constructed using European-style S&P 500 options and as of December 31, 1997, the collar had no unrealized gain or loss. A "European-style" option is an option contract that may be exercised only upon expiration of the contract. To minimize loss exposure due to credit risk, the Company utilizes intermediaries with a Standard and Poor's rating of "AA" or better.

     In 1998, another equity collar was implemented with a notional value of $85 million around the equity portfolio. Again, the purpose of the collar was to reduce equity market volatility and to stabilize unassigned surplus. The collar was constructed using European-style S&P 500 options. The collar transaction was executed on January 13, 1998 and expired on July 13, 1998, and resulted in a net realized loss to the Company of $14 million. This loss offset gains on the related hedged equity securities liquidated in the third quarter of 1998.

     Since the expiration of the equity collar mentioned above, the Company has not held any other derivative investments.

     The Company currently purchases annuities without recourse on a competitive basis to fund settlements of indemnity losses. The nature and terms of the annuities vary according to settlements. The current value of annuities purchased in prior years from other insurance companies, but with recourse to the Company, and reflected as an other asset and an other liability in the consolidated balance sheets, totaled $19.3 million and $18.8 million as of December 31, 1998 and 1997, respectively. The Company becomes liable only in the event that an insurance company cannot meet its obligations under existing agreements and state guarantee funds are not available. To minimize its exposure to such losses, the Company only utilizes insurance companies with an A.M. Best rating of "A+" or better.

     There were no pending legal proceedings beyond the ordinary course of business at December 31, 1998, except that three individual insured physicians filed an appeal of the order issued by the Commissioner of the New Jersey Department of Banking and Insurance approving the Company's Plan of Reorganization. The plaintiffs are seeking a remand of the matter to the Department for reconsideration. The court has denied

                        MEDICAL INTER-INSURANCE EXCHANGE
plaintiffs' request for a stay of the order; the appeal remains pending. Additional court challenges to the reorganization were filed in 1999. (See Note
15)

9.  STATUTORY ACCOUNTING PRACTICES

     The Exchange and MIIX Insurance domiciled in New Jersey, LP&C, domiciled in Virginia, and MIIX New York, domiciled in New York, prepare statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the New Jersey Department of Banking and Insurance, the Virginia Department of Insurance, and the New York State Insurance Department, respectively. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (the "NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC currently is in the process of codifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Combined policyholders' surplus and net income, as reported to the domiciliary state insurance departments in accordance with its prescribed or permitted statutory accounting practices for these four companies, are summarized as follows:

                                                       1998        1997        1996
                                                     --------    --------    --------
                                                              (IN THOUSANDS)
Statutory net income for the year..................  $ 29,631    $ 30,302    $ 20,078
Statutory surplus at year-end......................  $253,166    $242,395    $208,478

     The maximum amount of dividends that domestic insurance companies in New Jersey, Virginia and New York can pay to their policyholders without prior approval of the respective insurance commissioners of those states is subject to restrictions relating to statutory surplus and statutory net income. No dividends were paid or declared in 1998, 1997 or 1996. In 1998, the Exchange, MIIX Insurance, LP&C, and MIIX New York could have paid maximum dividends totaling approximately $30.9 million without the prior approval of the respective insurance commissioners.

10.  INCOME TAXES

     For federal income tax purposes, the Exchange files a consolidated return with its subsidiaries.

     The components of the income tax provision in the accompanying statements of income are summarized as follows:

                                                         1998       1997       1996
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Current income tax expense............................  $19,111    $ 3,423    $ 9,228
Deferred income tax expense...........................   (7,957)    (1,417)       776
                                                        -------    -------    -------
Total income tax expense..............................  $11,154    $ 2,006    $10,004
                                                        =======    =======    =======

                        MEDICAL INTER-INSURANCE EXCHANGE

     A reconciliation of income tax computed at the federal statutory tax rate to total income tax expense is as follows:

                                                         1998       1997       1996
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Federal income tax at 35%.............................  $14,309    $10,896    $ 9,660
Increase (decrease) in taxes resulting from:
  Tax-exempt interest.................................   (2,810)    (3,583)    (4,490)
  Provision for (reversal of) tax contingencies and
     other tax matters................................       --     (4,217)     5,224
  Other...............................................     (345)    (1,090)      (390)
                                                        -------    -------    -------
          Total income taxes..........................  $11,154    $ 2,006    $10,004
                                                        =======    =======    =======

     Significant components of the Company's deferred tax assets and liabilities are summarized as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
                                                                (IN THOUSANDS)
Deferred tax assets:
  Discounting of loss reserves..............................  $37,181    $30,820
  Other.....................................................    5,255      2,186
                                                              -------    -------
          Total deferred tax assets.........................   42,436     33,006
                                                              -------    -------
Deferred tax liabilities:
  Unrealized gains on fixed maturity investments............    5,791      6,973
  Unrealized gains on equity investments....................       --      7,896
  Other.....................................................    1,914        441
                                                              -------    -------
          Total deferred tax liabilities....................    7,705     15,310
                                                              -------    -------
          Net deferred tax assets...........................  $34,731    $17,696
                                                              =======    =======

     Deferred tax assets are presently considered by management to be realizable based on the level of anticipated future taxable income. Net deferred tax assets and income tax expense in future years can be significantly affected by changes in enacted tax rates or by unexpected adverse events that would impact management's conclusions as to the ultimate realizability of deferred tax assets.

     At December 31, 1998 and 1997, the Company had income taxes payable included in other liabilities of $4.5 million and $2.2 million, respectively.

     The amount of income taxes paid in 1998, 1997 and 1996 was $17.4 million, $6.0 million and $3.6 million, respectively.

     As a result of developments during 1996 related to Internal Revenue Service examinations, the Company established a provision for tax contingencies of $5.2 million. During 1997, the Company reached favorable resolutions and was able to release $4.2 million of that amount. The federal income tax returns of the Company have been examined by the Internal Revenue Service through the years 1994. Management believes the Company has adequately provided for any remaining tax contingencies.

11.  IMPAIRMENT OF CAPITALIZED SYSTEM DEVELOPMENT COSTS

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of " ("SFAS No. 121") requires recognition of impairment

                        MEDICAL INTER-INSURANCE EXCHANGE
losses for long-lived assets whenever events or changes in circumstances result in the carrying amount of an asset to exceed the sum of the expected future cash flow associated with the asset. During 1998, management replaced its policy administration system, and accordingly, recognized a $12.7 million pre-tax charge which represented the net book value of capitalized system development costs associated with the old computer system at the time of disposal.

12.  DEFERRED POLICY ACQUISITION COSTS

     The following represents the components of deferred policy acquisition costs and the amounts that were charged to expense for the year ended December 31, 1998, 1997 and 1996.

                                                         1998       1997       1996
                                                       --------    -------    -------
                                                               (IN THOUSANDS)
Balance at beginning of period.......................  $    100    $   451    $     0
Cost deferred during the period......................    14,648      4,379      1,917
Amortization expense.................................   (11,938)    (4,730)    (1,466)
                                                       --------    -------    -------
Balance at end of period.............................  $  2,810    $   100    $   451
                                                       ========    =======    =======

13.  COMPREHENSIVE INCOME

     Statement of Financial Accounting Standard No. 130 -- Reporting Comprehensive Income, ("SFAS 130") became effective for years beginning after December 15, 1997. For purposes of comparison, all previous financial statements presented include the SFAS 130 disclosures. The Company considers its investment portfolio as available-for-sale and had unrealized gains at each balance sheet date that are reflected as comprehensive income in the Consolidated Statements of Equity.

     The components of comprehensive income, net of related tax, for the years ended December 31, 1998, 1997 and 1996 were as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------    -------    -------
                                                                      (IN THOUSANDS)
Net income..................................................  $ 29,728    $29,124    $17,595
Other comprehensive income:
  Unrealized holding gains (losses) arising during period
     (net of tax of $3,659, $13,586, and $3,297,
     respectively)..........................................     6,795     25,230     (6,124)
  Reclassification adjustment for (gains) losses realized in net income (net of tax of $12,736, $3,604, and $2,042,
     respectively)..........................................   (23,654)    (6,692)    (3,790)
                                                              --------    -------    -------
  Net unrealized gains (losses) (net of tax of $9,078,
     $9,982, and $5,339, respectively)......................  $(16,859)   $18,538    $(9,914)
                                                              --------    -------    -------
Comprehensive income........................................  $ 12,869    $47,662    $ 7,681
                                                              ========    =======    =======

                        MEDICAL INTER-INSURANCE EXCHANGE

14.  UNAUDITED QUARTERLY FINANCIAL DATA

     The following is a summary of unaudited quarterly results of operations for 1998 and 1997:


                                                                       1998
                                                     -----------------------------------------
                                                       1ST         2ND        3RD        4TH
                                                     --------    -------    -------    -------
                                                                  (IN THOUSANDS)
Direct written premiums............................  $143,521    $15,129    $40,184    $31,480
Net premiums earned................................    35,817     38,563     40,286     47,835
Net investment income..............................    14,803     16,051     16,769     17,484
Realized investment gains..........................     1,441      2,805     29,317      2,827
Losses and loss adjustment expenses................    36,050     36,902     40,098     42,818
Underwriting expenses..............................     8,194      9,125     10,419     14,325
Impairment of capitalized system development
  costs............................................        --     12,656         --         --
Net income.........................................  $  3,461    $(1,530)   $21,497    $ 6,300
Earnings per share (pro forma).....................  $   0.29    $ (0.13)   $  1.79    $  0.52


                                                                       1997
                                                     -----------------------------------------
                                                       1ST         2ND        3RD        4TH
                                                     --------    -------    -------    -------
                                                                  (IN THOUSANDS)
Direct written premiums............................  $126,689    $ 8,114    $19,904    $ 7,723
Net premiums earned................................    27,035     30,724     34,411     31,160
Net investment income..............................    13,163     12,875     14,628     13,226
Realized investment gains (losses).................       195       (491)     1,169      9,423
Losses and loss adjustment expenses................    27,708     30,842     34,159     27,787
Underwriting expenses..............................     5,330      5,641      8,748      5,696
Net income.........................................  $  4,233    $ 3,928    $ 3,305    $17,658

15.  PLAN OF REORGANIZATION

     In 1997, the Exchange's Board of Governors unanimously approved a plan to convert from a reciprocal insurance exchange to a New Jersey domestic stock insurer (Plan of Reorganization). On March 5, 1998, the Commissioner of the Department of Banking and Insurance of the State of New Jersey approved the Plan of Reorganization. On February 3, 1999, the Securities and Exchange Commission declared the Plan of Reorganization prospectus effective. The Plan of Reorganization was ratified by members of the Exchange at a special meeting held on March 17, 1999.

     Under the Plan of Reorganization: The MIIX Group will issue shares ("the Reorganization Shares") to the Exchange solely in consideration of the contemplated asset and liability transfers between the Exchange and MIIX Insurance; MIIX Insurance will assume the assets and liabilities of the Exchange (except for the Reorganization Shares and certain cash amounts to be distributed pursuant to the Reorganization), The MIIX Group will acquire the Attorney-in-Fact from the Medical Society for $11 million worth of Common Stock and $100,000 in cash; the Reorganization Shares and certain cash amounts will be distributed to the distributees by the Exchange and the Exchange dissolved; and, thereby, The MIIX Group will be the holding company for MIIX Insurance, the other subsidiaries of the Exchange and the Attorney-in-Fact.


     The earnings per share reflected on the consolidated statements of income is calculated on a pro forma basis and gives effect in 1998 to the assumed aggregate issuance of approximately 12,025,000 shares of Common Stock to eligible MIIX members upon consummation of the Plan of Reorganization, and does not give effect to the sale of Common Stock in the anticipated Public Offering or to the issuance of Common Stock to the Medical Society in connection with the purchase of the Attorney-in-Fact.

                                   SCHEDULE I

      SUMMARY OF INVESTMENTS -- OTHER THAN INVESTMENTS IN RELATED PARTIES
                               DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                                                      AMOUNT ON
                                                           COST       FAIR VALUE    BALANCE SHEET
                                                        ----------    ----------    -------------
Fixed maturities:
Bonds:
  United States government and government agencies
     and authorities..................................  $  330,759    $  337,245     $  337,245
  States, municipalities and political subdivisions...     176,798       185,216        185,216
  Public utilities....................................      48,668        49,264         49,264
  Foreign securities -- U.S. dollar denominated.......      15,694        15,128         15,128
  All other corporate bonds...........................     468,473       470,086        470,086
  Certificates of deposit.............................         800           800            800
                                                        ----------    ----------     ----------
     Total fixed maturities...........................   1,041,192     1,057,739      1,057,739
                                                        ----------    ----------     ----------
Equity securities:
  Common stock:
     Banks, trust and insurance companies.............       3,159         3,159          3,159
                                                        ----------    ----------     ----------
     Total equity securities..........................       3,159         3,159          3,159
                                                        ----------    ----------     ----------
Short-term investments................................     104,800       104,800        104,800
                                                        ----------    ----------     ----------
Total investments.....................................  $1,149,151    $1,165,698     $1,165,698
                                                        ==========    ==========     ==========

---------------------------------------------------------------
---------------------------------------------------------------

     NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS


                                               PAGE
                                               ----
Forward-Looking Statements...................    2
Prospectus Summary...........................    4
Risk Factors.................................   13
The Reorganization...........................   22
Use of Proceeds..............................   27
Dividend Policy..............................   27
Capitalization...............................   28
Selected Financial and Operating Data........   29
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.................................   30
Business.....................................   41
Management...................................   65
Ownership of Common Stock....................   74
Description of Capital Stock.................   76
Shares Eligible for Future Sale..............   79
Underwriting.................................   80
Available Information........................   82
Legal Matters................................   82
Experts......................................   82
Glossary of Selected Insurance Terms.........   84
Glossary of Reorganization Terms.............   88
Index to Financial Statements................  F-1


     UNTIL           , 1999, ALL DEALERS THAT EFFECT TRANSACTIONS IN THE COMMON
STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

---------------------------------------------------------------
---------------------------------------------------------------

---------------------------------------------------------------
---------------------------------------------------------------
                                3,000,000 SHARES
                                THE MIIX GROUP,
                                  INCORPORATED

                                  COMMON STOCK
                      [THE MIIX GROUP, INCORPORATED LOGO]
                                   ---------
                                   PROSPECTUS
                                         , 1999
                                   ---------
                       FIRST UNION CAPITAL MARKETS CORP.
                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                          HOEFER & ARNETT INCORPORATED

---------------------------------------------------------------
---------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


SEC Registration Fee........................................  $   13,275
NASD Filing Fee.............................................       5,000
NYSE Listing Fee............................................      10,500
Blue Sky Fees and Expenses..................................           0
Legal Fees and Expenses.....................................     350,000
Accounting Fees and Expenses................................     290,000
Registrar and Transfer Agent Fees...........................      50,000
Printing and Engraving Expenses.............................     176,000
Miscellaneous...............................................     105,225
                                                              ----------
          Total.............................................  $1,000,000
                                                              ==========


---------------
* To be completed by amendment.

     Each amount set forth above, except the SEC registration fee and NYSE listing fee, is estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Delaware General Corporation Law (the "DGCL") permits a Delaware corporation to include in its charter and bylaws certain provisions to eliminate the personal liability of directors for monetary damages and to indemnify its directors and officers. The MIIX Group By-laws (the "By-laws") provide that subject to certain exceptions in the case of actions by or in the right of The MIIX Group, The MIIX Group shall indemnify its directors and officers, and may indemnify its agents and employees, against judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her, incurred by reason of the fact that such person was serving as a director, officer, employee or agent of The MIIX Group, so long as such person acted and in a manner reasonably believed to be in or not opposed to the best interest of The MIIX Group, and, with respect to any criminal action, so long as the indemnified party had no reason to believe that his or her conduct was unlawful. The MIIX Group's Certificate of Incorporation provides that directors shall not be liable to The MIIX Group or The MIIX Group's stockholders for monetary damages for breach of his or her fiduciary duty as a director, except that liability may not be eliminated (i) for any breach of such person's duty of loyalty, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction in which such person received an improper personal benefit. Section 145(a) of the DGCL provides that a corporation may indemnify a director, officer, employee, or agent if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct was unlawful. In addition, effective upon consummation of the Reorganization, The MIIX Group will enter into indemnification agreements with each of its directors and certain of its executive officers that generally provide for similar indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

     The Underwriting Agreement provides for indemnification by the Underwriters of the registrant and its directors, officers and controlling persons for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The MIIX Group was incorporated under the laws of the State of Delaware on October 14, 1997. On October 15, 1997, The MIIX Group issued 10 shares of its Common Stock, par value $.01 per share, to the Medical Inter-Insurance Exchange of New Jersey for an aggregate purchase price of $10. Such issuance was exempt from registration under the Securities Act of 1933, as amended, pursuant to
Section 4(2) thereof, because such issuance did not involve any public offering of securities.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits

     The following exhibits are filed herewith unless otherwise indicated:


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  1.1     Underwriting Agreement among The MIIX Group, Incorporated,
          First Union Capital Markets Corp. and Friedman, Billings,
          Ramsey & Co., Inc. and Hoefer & Arnett Incorporated.(1)
  2.1     Plan of Reorganization of Medical Inter-Insurance
          Exchange.(2)
  2.2     Stock Purchase Agreement between The Medical Society of New
          Jersey and the MIIX Group, Incorporated (incorporated by
          reference to Exhibit 2.1).
  2.3     Amendment No. 1 to Stock Purchase Agreement between The
          Medical Society of New Jersey and the MIIX Group,
          Incorporated, dated as of September 20, 1998.(2)
  2.4     Amendment No. 2 to Stock Purchase Agreement between The
          Medical Society of New Jersey and The MIIX Group,
          Incorporated, dated as of December 21, 1998.(2)
  2.5     Resolution of the Medical Inter-Insurance Exchange of New
          Jersey Board of Governors amending the Plan of
          Reorganization.(2)
  3.1     Restated Certificate of Incorporation of The MIIX Group,
          Incorporated.(2)
  3.2     Bylaws of The MIIX Group, Incorporated.(2)
  5.1     Opinion of Dechert Price & Rhoads.
  8.1     Tax Opinion of PricewaterhouseCoopers LLP.(2)
 10.1     Lease Between the Medical Society of New Jersey and New
          Jersey State Medical Underwriters, Inc. dated June 29,
          1981.(2)
 10.2     Extension of Lease between the Medical Society of New Jersey and New Jersey State Medical Underwriters, dated June 26,
          1998.(2)
 10.3     Lease Between Princeton Pike Corporate Center Associates IV
          and Physician Healthcare Plan of New Jersey Inc. dated May
          24, 1991 and assigned to New Jersey State Medical
          Underwriters, Inc. on February 11, 1997.(2)
 10.4     Specific Excess Reinsurance Contract, effective January 1,
          1997, among Medical Inter-Insurance Exchange of New Jersey and Swiss Reinsurance Company; Hannover Ruckversicherungs;
          Underwriters Reinsurance Company; Kemper Reinsurance
          Company; and London Life and Casualty Reinsurance
          Corporation.(2)
 10.5     Specific Excess Reinsurance Contract, effective January 1,
          1997, between Medical Inter-Insurance Exchange of New Jersey and American Re-Insurance Company.(2)
 10.6     Combined Quota Share, Aggregate and Specific Excess of Loss
          Reinsurance Treaty, effective November 1, 1996, among
          Medical Inter-Insurance Exchange of New Jersey and Hannover
          Reinsurance (Ireland) Ltd.; E&S Reinsurance (Ireland) Ltd.;
          Underwriters Reinsurance Company (Barbados) Inc.; London
          Life and Reinsurance Corporation; and Lawrenceville Re,
          Ltd.(2)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 10.7     Specific Excess Reinsurance Contract, effective January 1,
          1996 and terminated December 31, 1996, among Medical
          Inter-Insurance Exchange of New Jersey and Swiss Reinsurance
          Company; Hannover Ruckversicherungs; Underwriters
          Reinsurance Company; American Re-Insurance Company; Kemper
          Reinsurance Company; and London Life and Casualty
          Reinsurance Corporation.(2)
 10.8     Combined Aggregate and Casualty Catastrophe Excess of Loss
          Reinsurance Treaty, effective January 1, 1996 among Medical
          Inter-Insurance Exchange of New Jersey and Hannover
          Reinsurance (Ireland) Ltd.; Eisen und Stahl Reinsurance
          (Ireland) Ltd.; London Life and Casualty Reinsurance
          Corporation; and Scandinavian Reinsurance Company, Ltd.; and
          Lawrenceville Re, Ltd.(2)
 10.9     Specific Excess Reinsurance Contract, effective January 1,
          1995 and terminated December 31, 1995 among Medical
          Inter-Insurance Exchange of New Jersey and Swiss Reinsurance
          Company; Hannover Ruckversicherungs; Underwriters
          Reinsurance Company; and PMA Reinsurance Corporation.(2)
 10.10    Combined Aggregate and Casualty Catastrophe Excess of Loss
          Reinsurance Treaty, effective January 1, 1995 among Medical
          Inter-Insurance Exchange of New Jersey and Hanover
          Reinsurance (Ireland) Ltd.; Eisen und Stahl Reinsurance
          (Ireland) Ltd.; London Life and Casualty Reinsurance
          Corporation; and Scandinavian Reinsurance Company Ltd.(2)
 10.11    Combined Aggregate and Casualty Catastrophe Excess of Loss
          Reinsurance Treaty, effective January 1, 1994 among Medical
          Inter-Insurance Exchange of New Jersey and Scandinavian
          Reinsurance Company Ltd.; Hannover Reinsurance (Ireland)
          Ltd.; and Eisen und Stahl Reinsurance (Ireland) Ltd.(2)
 10.12    Combined Aggregate and Casualty Catastrophe Excess of Loss
          Reinsurance Treaty, effective January 1, 1993 among Medical
          Inter-Insurance Exchange of New Jersey and Scandinavian
          Reinsurance Company Ltd.; Hannover Reinsurance (Ireland)
          Ltd.; and Eisen und Stahl Reinsurance (Ireland) Ltd.(2)
 10.13    Combined Aggregate and Casualty Catastrophe Excess of Loss
          Reinsurance Treaty, effective December 15, 1992 among
          Medical Inter-Insurance Exchange of New Jersey and Hannover
          Reinsurance (Ireland) Ltd.; and Eisen und Stahl Reinsurance
          (Ireland) Ltd.(2)
 10.14    1998 Long Term Incentive Equity Plan of The MIIX Group,
          Incorporated.(2)
 10.15    Employment Agreement among The MIIX Group, Incorporated, New
          Jersey State Medical Underwriters, Inc. and Daniel
          Goldberg.(2)
 10.16    Employment Agreement among The MIIX Group, Incorporated, New
          Jersey State Medical Underwriters, Inc. and Kenneth
          Koreyva.(2)
 10.17    Employment Agreement among The MIIX Group, Incorporated, New
          Jersey State Medical Underwriters, Inc. and Joseph
          Hudson.(2)
 10.18    Employment Agreement between New Jersey State Medical
          Underwriters, Inc. and Lisa Kramer.(2)
 10.19    Employment Agreement between New Jersey State Medical
          Underwriters, Inc. and Ronald Wade.(2)
 10.20    Stock Purchase and Loan Agreement dated June 22, 1999
          between The MIIX Group, Incorporated and Daniel Goldberg.
 10.21    Stock Purchase and Loan Agreement dated June 22, 1999
          between The MIIX Group, Incorporated and Kenneth Koreyva.
 10.22    Stock Purchase and Loan Agreement dated October 9, 1998
          between The MIIX Group, Incorporated and Joseph Hudson.(2)
 10.23    Restricted Split-Dollar Life Insurance Agreement between
          Daniel Goldberg and Medical Underwriters, Inc. dated
          September 12, 1996.(2)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 10.24    Split-Dollar Life Insurance Agreement dated November 3, 1995 between Daniel Goldberg and Medical Underwriters, Inc.(2)
 10.25    Split-Dollar Life Insurance Agreement dated June 8, 1995
          between Medical Underwriters, Inc. and Joseph Hudson.(2)
 10.26    Split-Dollar Life Insurance Agreement dated December 27,
          1991 between Medical Inter-Insurance Exchange, Inc. and
          Kenneth Koreyva.(2)
 10.27    Split-Dollar Life Insurance Agreement dated December 27,
          1991 between Medical Underwriters Inc. and Lisa Kramer.(2)
 10.28    Amendment and Restatement, dated December 31, 1998, to the
          Non-Qualified Deferred Compensation Agreement originally
          entered into and effective November 1, 1996, by and between
          New Jersey State Medical Underwriters, Inc. and Daniel
          Goldberg.(3)
 10.29    Non-Qualified Deferred Compensation Agreement entered into and effective December 31, 1998 by and between New Jersey
          State Medical Underwriters, Inc. and Kenneth M. Koreyva.(3)
 10.30    Non-Qualified Deferred Compensation Agreement entered into and effective December 31, 1998, by and between New Jersey
          State Medical Underwriters, Inc. and Joseph J. Hudson.(3)
 10.31    Draft Excess Cession Contract and Excess Event Protection,
          effective January 1, 1999 among Medical Inter-Insurance
          Exchange of New Jersey and Swiss Reinsurance Company,
          American Re-Insurance Company and Hannover
          Ruckversicherungs.(4)
 10.32    Draft Addendum No. 2 to Combined Quota Share, Aggregate and
          Specific Excess of Loss Reinsurance Treaty, effective
          January 1, 1999, among Medical Inter-Insurance Exchange and
          Hannover Reinsurance (Ireland) Ltd.; E&S Reinsurance
          (Ireland) Ltd.; Underwriters Reinsurance Company (Barbados)
          Inc.; and European Reinsurance Company of Zurich.(3)
 10.33    Draft Addendum No. 3 to Combined Quota Share, Aggregate and
          Specific Excess of Loss Reinsurance Treaty, effective
          November 1, 1998, among Medical Inter-Insurance Exchange and
          Hannover Reinsurance (Ireland) Ltd.; E&S Reinsurance
          (Ireland) Ltd.; Underwriters Reinsurance Company (Barbados)
          Inc.; and European Reinsurance Company of Zurich.(4)
 10.34    Draft Addendum No. 4 to Combined Quota Share, Aggregate and
          Specific Excess of Loss Reinsurance Treaty, effective
          November 1, 1998, among Medical Inter-Insurance Exchange and
          Hannover Reinsurance (Ireland) Ltd.; E&S Reinsurance
          (Ireland) Ltd.; Underwriters Reinsurance Company (Barbados)
          Inc.; and European Reinsurance Company of Zurich.(3)
 10.35    Stock Purchase and Loan Agreement dated June 22, 1999
          between The MIIX Group, Incorporated and Daniel Smereck.
 15.1     Acknowledgment of Independent Accountants.
 21.1     Subsidiaries of The MIIX Group, Incorporated.(2)
 23.1     Consent of Dechert Price & Rhoads (included in Exhibit 5.1).
 23.2     Consent of Ernst & Young LLP.
 23.3     Consent of PricewaterhouseCoopers LLP.(5)
 24.1     Powers of Attorney (included in the signature pages to this
          Registration Statement).
 27.1     Financial Data Schedules.


---------------
(1) To be filed by amendment.
(2) Incorporated by reference to the same numbered exhibit in the Registrant's Registration Statement on Form S-1 (Reg. No. 333-59371).
(3) Incorporated by reference to the same numbered exhibit filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998.

(4) Incorporated by reference to the same numbered exhibit filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.



(5) Previously filed.

     (b) Financial Statement Schedules:

     The required schedules as identified on the Index to Consolidated Financial Statements on page F-1 of the Prospectus forming part of this Registration Statement and are incorporated herein by reference. All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lawrenceville and State of New Jersey on July 13, 1999.


                                          THE MIIX GROUP, INCORPORATED

                                          By: /s/    DANIEL GOLDBERG

                                            ------------------------------------
                                                      Daniel Goldberg
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      NAME                                        TITLE                       DATE
                      ----                                        -----                       ----

              /s/ DANIEL GOLDBERG                 President, Chief Executive Officer and  July 13, 1999
------------------------------------------------    Director (principal executive
                Daniel Goldberg                     officer)

              /s/ KENNETH KOREYVA                 Executive Vice President and Chief      July 13, 1999
------------------------------------------------    Financial Officer (principal
                Kenneth Koreyva                     financial accounting officer)

*                                                 Chairman of the Board of Directors      July 13, 1999
------------------------------------------------
Vincent A. Maressa, Esq.

*                                                 Vice Chairman of the Board of           July 13, 1999
------------------------------------------------    Directors
Paul Hirsch, M.D.

*                                                                Director                 July 13, 1999
------------------------------------------------
Angelo S. Agro, M.D.

*                                                                Director                 July 13, 1999
------------------------------------------------
Harry M. Carnes, M.D.

*                                                 Director                                July 13, 1999
------------------------------------------------
Robert S. Maurer, D.O.

*                                                 Director                                July 13, 1999
------------------------------------------------
A. Richard Miskoff, D.O.

*                                                 Director                                July 13, 1999
------------------------------------------------
Charles J. Moloney, M.D.

*                                                 Director                                July 13, 1999
------------------------------------------------
Eileen Marie Moynihan, M.D.

*                                                 Director                                July 13, 1999
------------------------------------------------
Gabriel F. Sciallis, M.D.

                      NAME                                        TITLE                       DATE
                      ----                                        -----                       ----
*                                                 Director                                July 13, 1999
------------------------------------------------
Martin L. Sorger, M.D.

*                                                 Director                                July 13, 1999
------------------------------------------------
Bessie M. Sullivan, M.D.

            *By: /s/ DANIEL GOLDBERG
   ------------------------------------------
                Daniel Goldberg
                Attorney-in-Fact